




HEICO

2025

**Annual Report
on Form 10-K**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2025 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-04604

HEICO CORPORATION
(Exact name of registrant as specified in its charter)

Florida	**65-0341002**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000 Taft Street, Hollywood, Florida	**33021**
(Address of principal executive offices)	(Zip Code)

(954) 987-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value per share	**HEI**	**New York Stock Exchange**
Class A Common Stock, $.01 par value per share	**HEI.A**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $28,298,175,000 based on the closing price of HEICO Common Stock and Class A Common Stock as of April 30, 2025 as reported by the New York Stock Exchange.

The number of shares outstanding of each of the registrant's classes of common stock as of December 19, 2025 is as follows:

Common Stock, $.01 par value	55,142,805	shares
Class A Common Stock, $.01 par value	84,213,758	shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

HEICO CORPORATION
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2025

PART I

Item 1. *BUSINESS*

The Company

HEICO Corporation through its subsidiaries (collectively, "HEICO," "we," "us," "our" or the "Company") believes it is the world's largest manufacturer of Federal Aviation Administration ("FAA")-approved jet engine and aircraft component replacement parts, other than the original equipment manufacturers ("OEMs") and their subcontractors. HEICO also believes it is a leading manufacturer of various types of electronic equipment for the aviation, defense, space, medical, telecommunications and electronics industries.

The Company was originally organized in 1957 as a holding company known as HEICO Corporation. As part of a reorganization completed in 1993, the original holding company (formerly known as HEICO Corporation) was renamed as HEICO Aerospace Corporation and a new holding corporation known as HEICO Corporation was created. The reorganization did not result in any change in the business of the Company, its consolidated assets or liabilities or the relative interests of its shareholders.

Our business is comprised of two operating segments:

The Flight Support Group. Our Flight Support Group ("FSG"), consisting of HEICO Aerospace Holdings Corp. and HEICO Flight Support Corp. and their collective subsidiaries, accounted for 70%, 68% and 60% of our net sales in fiscal 2025, 2024 and 2023, respectively. The FSG uses proprietary technology to design and manufacture jet engine and aircraft component replacement parts for sale at lower prices than those manufactured by OEMs. These parts are approved by the FAA and are the functional equivalent of parts sold by OEMs. In addition, the FSG repairs, overhauls and distributes jet engine and aircraft components, avionics and instruments for domestic and foreign commercial air carriers and aircraft repair companies as well as military and business aircraft operators. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States ("U.S.") government. Additionally, the FSG is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to the U.S. Department of Defense, defense prime contractors, and foreign military organizations allied with the U.S. Further, the FSG is a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications. The FSG also engineers, designs and manufactures thermal insulation blankets and parts as well as removable/ reusable insulation systems for aerospace, defense, commercial and industrial applications; manufactures expanded foil mesh for lightning strike protection in fixed and rotary wing aircraft; distributes aviation electrical interconnect products and electromechanical parts; overhauls industrial pumps, motors, and other hydraulic units with a focus on the support of legacy systems for the U.S. Navy; performs tight-tolerance machining, brazing, fabricating and welding services for aerospace, defense and other industrial applications; and manufactures emergency descent devices ("EDDs") and personnel and cargo parachute products.

The Electronic Technologies Group. Our Electronic Technologies Group ("ETG"), consisting of HEICO Electronic Technologies Corp. and its subsidiaries, accounted for 30%, 32% and 40% of our net sales in fiscal 2025, 2024 and 2023, respectively. The ETG derived approximately 51%, 51% and 49% of its net sales in fiscal 2025, 2024 and 2023, respectively, from the sale of products and services to U.S. and foreign military agencies, prime defense contractors and both commercial and defense satellite and spacecraft manufacturers. The ETG collectively designs, manufactures and sells various types of electronic, data and microwave, and electro-optical products, including infrared simulation and test equipment, laser rangefinder receivers, electrical power supplies, back-up power supplies, power conversion products, underwater locator beacons, emergency locator transmission beacons, flight deck annunciators, panels, indicators, electromagnetic and radio frequency interference shielding and filters, high power capacitor charging power supplies, amplifiers, traveling wave tube amplifiers, photodetectors, amplifier modules, microwave power modules, flash lamp drivers, laser diode drivers, arc lamp power supplies, custom power supply designs, cable assemblies, high voltage power supplies, high voltage interconnection devices and wire, high voltage energy generators, high frequency power delivery systems; memory products, including three-dimensional microelectronic and stacked memory, static random-access memory (SRAM), and electronically erasable programmable read-only memory (EEPROM); harsh environment electronic connectors and other interconnect products, radio frequency ("RF") and microwave amplifiers, transmitters, and receivers and integrated assemblies, sub-assemblies and components; RF sources, detectors and controllers, wireless cabin control systems, solid state power distribution and management systems, proprietary in-cabin power and entertainment components and subsystems, cockpit displays and other avionics components, crashworthy and ballistically self-sealing auxiliary fuel systems, nuclear radiation detectors, communications and electronic intercept receivers and tuners, fuel level sensing systems, high-speed interface products that link devices, high performance active antenna systems and airborne antennas for commercial and military aircraft, precision guided munitions, other defense applications and commercial uses; silicone material for a variety of demanding applications; precision power analog monolithic, hybrid and open frame components; high-reliability ceramic-to-metal feedthroughs and connectors, technical surveillance countermeasures (TSCM) equipment to detect devices used for espionage and information theft; rugged small-form factor embedded computing solutions; custom high power filters and filter assemblies; test sockets and adapters for both engineering and production use of semiconductor devices; radiation assurance services and products; and high reliability ("Hi-Rel"), complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications, in addition to other high-end applications, such as medical and energy uses, including emerging "clean energy" and electrification applications.

HEICO has continuously operated in the aerospace industry for over 65 years. Since assuming control in 1990, our current management has achieved significant sales and profit growth through a broadened line of product offerings, an expanded customer base, increased research and development expenditures and the completion of many acquisitions. As a result of internal growth and acquisitions, our net sales from continuing operations have grown from $26.2 million in fiscal 1990 to $4,485.0 million in fiscal 2025, representing a compound annual growth rate of approximately 16%. During the same period, we improved our net income from

$2.0 million to $690.4 million, representing a compound annual growth rate of approximately 18%.

Disciplined Acquisition Strategy

Acquisitions have been an important element of our growth strategy over the past thirty-five years, supplementing our organic growth. Since 1990, we have completed approximately 107 acquisitions complementing the niche segments of the aviation, defense, space, medical, telecommunications and electronics industries in which we operate. We typically target acquisition opportunities that allow us to broaden our product offerings, services and technologies while expanding our customer base and geographic presence. Even though we have historically pursued an active acquisition policy, our disciplined acquisition strategy involves limiting acquisition candidates to businesses that we believe will continue to grow, offer strong cash flow and earnings potential, and are available at fair prices. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for further information regarding our recent acquisitions.

Flight Support Group

The Flight Support Group serves a broad spectrum of the aviation industry, including (i) commercial airlines and air cargo carriers; (ii) repair and overhaul facilities; (iii) OEMs; and (iv) U.S. and foreign governments.

The FSG competes with the leading industry OEMs and, to a lesser extent, with a number of smaller, independent parts distributors. Historically, the three principal jet engine OEMs, General Electric (including CFM International), Pratt & Whitney and Rolls Royce, have been the sole source of substantially all jet engine replacement parts for their jet engines. Other OEMs have been the sole source of replacement parts for their aircraft component parts. We believe that we are the largest independent supplier of non-OEM jet engine and aircraft component replacement parts, and in recent years and inclusive of acquisitions, we are now adding new products to our line at a rate of approximately 400 to 550 Parts Manufacturer Approvals ("PMA" or "PMAs") per year. We have developed for our customers approximately 20,000 parts for which PMAs have been received from the FAA.

Jet engine and aircraft component replacement parts can be categorized by their ongoing ability to be repaired and returned to service. The general categories in which we participate are as follows: (i) rotable; (ii) repairable; and (iii) expendable. A rotable is a part which is removed periodically as dictated by an operator's maintenance procedures or on an as needed basis and is typically repaired or overhauled and re-used an indefinite number of times. An important subset of rotables is "life-limited" parts. A life-limited rotable has a designated number of allowable flight hours and/or cycles (one take-off and landing generally constitutes one cycle) after which it is rendered unusable. A repairable is similar to a rotable except that it can only be repaired a limited number of times before it must be discarded. An expendable is generally a part which is used up and replaced as opposed to being repaired for further use.

Jet engine and aircraft component replacement parts are classified within the industry as (i) factory-new; (ii) new surplus; (iii) overhauled; (iv) repairable; and (v) as removed. A factory-new or new surplus part is one that has never been installed or used. Factory-new parts are purchased from FAA-approved manufacturers (such as HEICO or OEMs) or their authorized distributors. New surplus parts are purchased from excess stock of airlines, repair facilities or other redistributors. An overhauled part is one that has been completely repaired and inspected by a licensed repair facility such as ours. An aircraft spare part is classified as "repairable" if it can be repaired by a licensed repair facility under applicable regulations. A part may also be classified as "repairable" if it can be removed by the operator from an aircraft or jet engine while operating under an approved maintenance program and is airworthy and meets any manufacturer or time and cycle restrictions applicable to the part. A "factory-new," "new surplus" or "overhauled" part designation indicates that the part can be immediately utilized on an aircraft. A part in "as removed" or "repairable" condition requires inspection and possibly functional testing, repair or overhaul by a licensed facility prior to being returned to service in an aircraft.

FAA Approvals and Product Design. Non-OEM manufacturers of jet engine and aircraft component replacement parts must receive a PMA from the FAA to sell the replacement part. The PMA approval process includes the submission of sample parts, drawings and testing data to one of the FAA's Aircraft Certification Offices where the submitted data are analyzed. We believe that an applicant's ability to successfully complete the PMA process is limited by several factors, including (i) the agency's confidence level in the applicant; (ii) the complexity of the part; (iii) the volume of PMAs being filed; and (iv) the resources available to the FAA. We also believe that companies such as HEICO that have demonstrated their advanced design engineering and manufacturing capabilities, including an established favorable track record with the FAA, generally receive a faster turnaround time in the processing of PMA applications. Finally, we believe that the PMA process creates a significant barrier to entry in this market niche through both its technical demands and its limits on the rate at which competitors can bring products to market.

Factory-New Jet Engine and Aircraft Component Replacement Parts. The FSG engages in the research and development, design, manufacture and sale of FAA-approved replacement parts that are sold to domestic and foreign commercial air carriers and aircraft repair and overhaul companies. Our principal competitors are aircraft engine and aircraft component manufacturers. The FSG's factory-new replacement parts include various jet engine and aircraft component replacement parts. A key element of our growth strategy is the continued design and development of an increasing number of PMA replacement parts in order to further penetrate our existing customer base and obtain new customers. We select the jet engine and aircraft component replacement parts to design and manufacture through a selection process which analyzes industry information to determine which replacement parts are suitable candidates.

Repair and Overhaul Services. The FSG provides repair and overhaul services on selected jet engine and aircraft component parts, as well as on avionics, instruments, composites and flight surfaces of commercial aircraft operated by domestic and foreign commercial airlines. The FSG also provides repair and overhaul services including avionics and navigation systems as well as subcomponents and other instruments utilized on military aircraft operated by the U.S.

government and foreign military agencies and for aircraft repair and overhaul companies. Our repair and overhaul operations require a high level of expertise, advanced technology and sophisticated equipment. Services include the repair, refurbishment and overhaul of numerous accessories and parts mounted on gas turbine engines and airframes. Components overhauled include fuel pumps, generators, fuel controls, pneumatic valves, starters and actuators, turbo compressors and constant speed drives, hydraulic pumps, valves and actuators, wheels and brakes, composite flight controls, electro-mechanical equipment, auxiliary power unit accessories and thrust reverse actuation systems. Some of the repair and overhaul services provided by the FSG are proprietary repairs approved by an FAA-qualified designated engineering representative ("DER") and/or by the owner/operator. Such proprietary repairs typically create cost savings or provide engineering flexibility. The FSG also provides commercial airlines, regional operators, asset management companies and Maintenance, Repair and Overhaul ("MRO") providers with high quality and cost-effective niche accessory component exchange services as an alternative to OEMs' spares services.

Distribution. The FSG distributes FAA-approved parts including hydraulic, pneumatic, structural, interconnect, mechanical and electro-mechanical components for the commercial, regional and general aviation markets. The FSG also is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to the U.S. Department of Defense, defense prime contractors, and foreign military organizations allied with the U.S. Further, we believe the FSG is a leading provider of products and services necessary to maintain up-to-date F-16 fighter aircraft operational capabilities.

Manufacture of Specialty Aircraft/Defense Related Parts and Subcontracting for OEMs. The FSG engineers, designs and manufactures thermal insulation blankets and parts as well as renewable/reusable insulation systems primarily for aerospace, defense, commercial and industrial applications. The FSG also manufactures specialty components and assemblies for sale as a subcontractor for aerospace and industrial original equipment manufacturers and the U.S. government. Additionally, the FSG manufactures advanced niche components and complex composite assemblies for commercial aviation, defense and space applications; manufactures expanded foil mesh, which is integrated into composite aerospace structures for lightning strike protection in fixed and rotary wing aircraft; performs tight-tolerance machining, brazing, fabricating and welding services for aerospace, defense and other industrial applications; produces and sells missile hardware and components; and designs, manufactures and distributes emergency descent devices ("EDDs"), personnel and cargo parachute products, heavy airdrop platforms, and other highly-engineered products.

As part of our growth strategy, we have continued to increase our research and development activities. Research and development expenditures by the FSG were $43.7 million in fiscal 2025, $36.7 million in fiscal 2024 and $26.4 million in fiscal 2023. We believe that the FSG's research and development capabilities are a significant component of our historical success and an integral part of our growth strategy. In recent years, the FAA granted us PMAs for approximately 400 to 550 new parts and we develop numerous new proprietary repairs per year; however, no assurance can be given that the FAA will continue to grant PMAs or DER-

approved repairs or that we will achieve acceptable levels of net sales and gross profits on such parts or repairs in the future.

We benefit from our proprietary rights relating to certain design, engineering and manufacturing processes and repair and overhaul procedures. Customers often rely on us to provide initial and additional components, as well as to redesign, re-engineer, replace or repair and provide overhaul services on such aircraft components at every stage of their useful lives. In addition, for some products, our unique manufacturing capabilities are required by the customer's specifications or designs, thereby necessitating reliance on us for production of such designed products.

We have no material patents for the proprietary techniques, including software and manufacturing expertise, we have developed to manufacture jet engine and aircraft component replacement parts and instead, we primarily rely on trade secret protection. Although our proprietary techniques and software and manufacturing expertise are subject to misappropriation or obsolescence, we believe that we take appropriate measures to prevent misappropriation or obsolescence from occurring by developing new techniques and improving existing methods and processes, which we will continue on an ongoing basis as dictated by the technological needs of our business.

We believe that, based on our competitive pricing, reputation for high quality, short lead time requirements, strong relationships with domestic and foreign commercial air carriers and repair stations (companies that overhaul aircraft engines and/or components), and successful track record of receiving PMAs and DER repair approvals from the FAA and commercial air carriers, we are uniquely positioned to continue to increase the products and services offered and gain market share.

Electronic Technologies Group

Our Electronic Technologies Group's strategy is to design and manufacture highly-engineered, mission-critical subcomponents that must successfully operate in the harshest environments, for smaller, niche markets, but which are utilized in larger systems – systems like power, targeting, tracking, identification, simulation, testing, communications, lighting, surgical, medical imaging, baggage scanning, telecom and computer systems. These systems are, in turn, often located on another platform, such as aircraft, rotorcraft, satellites, ships, spacecraft, land vehicles, handheld devices and other platforms.

Electro-Optical Infrared Simulation and Test Equipment. The ETG is a designer and manufacturer of niche state-of-the-art simulation, testing and calibration equipment used in the development of missile seeking technology, airborne targeting and reconnaissance systems, shipboard targeting and reconnaissance systems, space-based sensors as well as ground vehicle-based systems. These products include infrared scene projector equipment, such as our MIRAGE IR Scene Simulator, high precision blackbody sources, software and integrated calibration systems.

Simulation equipment allows the U.S. government and allied foreign military to save money on missile testing as it allows infrared-based missiles to be tested on a multi-axis, rotating table instead of requiring the launch of a complete missile. In addition, several large military prime contractors have elected to purchase such equipment from us instead of maintaining internal staff to do so because we can offer a more cost-effective solution. Our customers include major U.S. Department of Defense weapons laboratories and defense prime contractors.

Electro-Optical Laser Products. The ETG is a designer and maker of laser rangefinder receivers and other photodetectors used in airborne, vehicular and handheld targeting systems manufactured by major prime military contractors. Most of our rangefinder receiver product offering consists of complex and patented products which detect reflected light from laser targeting systems and allow the systems to confirm target accuracy and calculate target distances prior to discharging a weapon system. Some of these products are also used in laser eye surgery systems for tracking ocular movement.

Electro-Optical, Microwave and Other Power Equipment. The ETG produces power supplies, amplifiers and flash lamp drivers used in laser systems for military, medical and other applications that are sometimes utilized with our rangefinder receivers. We also produce emergency back-up power supplies and batteries used on commercial aircraft and business jets for services such as emergency exit lighting, emergency fuel shut-off, power door assists, cockpit voice recorders and flight computers. Additionally, we design, manufacture and repair flight deck annunciators, panels and indicators. We design and manufacture next generation wireless cabin control systems, solid state power distribution and management systems, fuel level sensing systems, proprietary in-cabin power and entertainment components and subsystems, and cockpit displays and other avionics components primarily for business jets, general aviation, and the military/defense market. We offer custom or standard designs that solve challenging OEM requirements and meet stringent safety and emissions requirements. Our power electronics products include capacitor charger power supplies, laser diode drivers, arc lamp power supplies and custom power supply designs.

Our microwave products are used in both commercial and military satellites, spacecraft and in electronic warfare systems. These products, which include isolators, bias tees, circulators, latching ferrite switches and waveguide adapters, are used in satellites and spacecraft to control or direct energy according to operator needs. As satellites are frequently used as sensors for stand-off warfare, we believe this product line further supports our goal of increasing our activity in the stand-off market. Additionally, our microwave products include custom high power filters and filter assemblies, converters, receivers, transmitters, amplifiers, frequency sources and related sub-systems that address most major satellite frequencies. We believe we are a leading supplier of the niche products which we design and manufacture for this market, a market that includes commercial satellites. Our customers for these products include satellite and spacecraft manufacturers.

Electromagnetic Interference (EMI) and Radio-Frequency Interference (RFI) Shielding and Suppression Filters. The ETG designs and manufactures shielding used to prevent electromagnetic energy and radio frequencies from interfering with other devices, such as

computers, telecommunication devices, avionics, weapons systems and other electronic equipment. The ETG designs and manufactures EMI/RFI and transient protection solutions for a wide variety of connectors that principally serve customers within the aerospace and defense markets. Our products include a patented line of shielding applied directly to circuit boards and a line of gasket-type shielding applied to computers and other electronic equipment. Our customers consist essentially of medical, electronics, telecommunications and defense equipment producers.

High-Speed Interface Products. The ETG designs and manufactures advanced high-technology, high-speed interface products utilized in homeland security, defense, medical research, astronomical and other applications across numerous industries.

High Voltage Interconnection Devices. The ETG designs and manufactures high and very high voltage interconnection devices, cable assemblies and wire for the medical equipment, defense and other industrial markets. Among others, our products are utilized in aircraft missile defense, fighter pilot helmet displays, avionics systems, medical applications, wireless communications, and industrial applications including high voltage test equipment and underwater monitoring systems.

High Voltage Advanced Power Electronics. The ETG designs and manufactures a patented line of high voltage energy generators for medical, baggage inspection and industrial imaging systems. We also produce high voltage power supplies found in satellite communications, CT scanners and in medical and industrial x-ray systems.

Power Conversion Products. The ETG designs and provides innovative power conversion products principally serving the high-reliability military, space and commercial avionics end-markets. These high density, low profile and lightweight DC-to-DC converters and electromagnetic interference filters, which include thick film hermetically sealed hybrids, military commercial-off-the-shelf and custom designed and assembled products, have become the primary specified components of their kind on a generation of complex military, space and avionics equipment.

Underwater Locator Beacons and Emergency Locator Transmission Beacons. The ETG designs and manufactures Underwater Locator Beacons ("ULBs") used to locate aircraft Cockpit Voice Recorders and Flight Data Recorders, marine ship Voyage Recorders and various other devices which have been submerged under water. ULBs are required equipment on all U.S. FAA and European Aviation Safety Agency ("EASA") approved Flight Data and Cockpit Voice Recorders used in aircraft and on similar systems utilized on large marine shipping vessels. The ETG also designs and manufactures Emergency Locator Transmission Beacons for the commercial aviation and defense markets. Upon activation, these safety-critical devices transmit a distress signal to alert search and rescue operations of the aircraft's location.

Traveling Wave Tube Amplifiers ("TWTAs") and Microwave Power Modules ("MPMs"). The ETG designs and manufactures TWTAs and MPMs predominately used in radar, electronic

warfare, on-board jamming and countermeasure systems in aircraft, ships and detection platforms deployed by U.S. and allied non-U.S. military forces.

Memory Products and Specialty Semiconductors. The ETG designs, manufactures and markets three-dimensional microelectronic and stacked memory products including memories, Point of Load ("POL") voltage converters and peripherals, industrial memories, and complex System-in-Package ("SiP") solutions. The products' patented designs provide high reliability memory and circuitry in a unique and stacked form which saves space and weight. These products are principally integrated into larger subsystems equipping satellites and spacecraft and are also utilized in medical equipment. Additionally, the ETG designs and manufactures specialty semiconductors and offers a well-developed line of processors as well as static random-access memory (SRAM) and electronically erasable programmable read-only memory (EEPROM) products utilized on a diverse array of military, space and medical platforms.

Harsh Environment Connectivity Products and Custom Molded Cable Assemblies. The ETG designs and manufactures high performance, high reliability and harsh environment electronic connectors and other interconnect products. These products include connectors, jacks and plugs, cables, patch panels and switches utilized in aviation, broadcast/audio, defense, industrial, medical and other equipment.

RF and Microwave Products. The ETG designs and manufactures RF and microwave amplifiers, transmitters and receivers to support military communications on unmanned aerial systems, other aircraft, helicopters and ground-based data/communications systems. The ETG designs and manufactures state-of-the-art RF and microwave integrated assemblies, sub-assemblies and components used in a broad range of demanding defense applications operating in harsh environments including space.

High Performance Communications and Electronic Intercept Receivers and Tuners. The ETG designs and manufactures innovative, high performance receiver and radio frequency digitizer products for military and intelligence applications.

Crashworthy and Ballistically Self-Sealing Auxiliary Fuel Systems. The ETG designs and manufactures mission-extending, crashworthy and ballistically self-sealing auxiliary fuel systems for military rotorcraft.

High Performance Active Antenna Systems and Airborne Antennas. The ETG designs and produces high performance active antenna systems and airborne antennas for commercial and military aircraft, precision guided munitions, and other defense applications and commercial uses.

Nuclear Radiation Detectors. The ETG designs and manufactures highly sensitive, reliable and easy-to-use nuclear radiation detectors for law enforcement, homeland security and military applications.

Specialty Silicone Products. The ETG designs and manufactures silicone material for a variety of demanding applications used in aerospace, defense, research, oil and gas, testing, pharmaceuticals and other markets.

High-End Power Amplifiers. The ETG designs and manufactures precision power analog monolithic, hybrid and open frame components for a certain wide range of defense, industrial, measurement, medical and test applications.

High-Reliability ("Hi-Rel") Ceramic-to-Metal Feedthroughs and Connectors. The ETG designs and manufactures high-reliability ceramic-to-metal feedthroughs and connectors for demanding environments within the industrial, life science, medical, research, semiconductor, and other markets.

Technical Surveillance Countermeasures ("TSCM") Equipment. The ETG designs and manufactures TSCM equipment to detect devices used for espionage and information theft serving government agencies, law enforcement, corporate security personnel and TSCM professionals worldwide.

High-End Radio Frequency Receivers and Sources. The ETG designs and manufactures RF Sources, Detectors and Controllers for a certain wide range of aerospace and defense applications.

Rugged, Small-Form-Factor Embedded Computing Solutions. The ETG designs and manufactures rugged, small-form-factor embedded computing solutions that are primarily used in rugged commercial and industrial, aerospace and defense, transportation, and smart energy applications.

High Performance Test Sockets and Adapters. The ETG designs and manufactures higher performance test sockets and adapters for both engineering and production use of semiconductor devices.

Radiation Engineering. The ETG offers radiation assurance services and products used in testing and simulating radiation effects on electronic components and materials.

Hi-Rel, Passive Electronic Components and Rotary Joint Assemblies. The ETG designs and manufactures Hi-Rel, complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications, in addition to other high-end applications, such as medical and energy uses, including emerging "clean energy" and electrification applications.

As part of our growth strategy, we have continued to invest in our research and development activities. Research and development expenditures by the ETG were $77.2 million in fiscal 2025, $74.5 million in fiscal 2024 and $69.4 million in fiscal 2023. We believe that the ETG's research and development capabilities are a significant component of our historical success and an integral part of our growth strategy.

Distribution, Sales, Marketing and Customers

Each of our operating segments independently conducts distribution, sales and marketing efforts directed at their respective customers and industries and, in some cases, collaborates with other operating divisions and subsidiaries within the Company for cross-marketing efforts. Sales and marketing efforts are conducted primarily by in-house personnel and, to a lesser extent, by independent manufacturers' representatives. Generally, our in-house sales personnel receive a base salary plus commissions and manufacturers' representatives receive a commission based on sales.

We believe that direct relationships are crucial to establishing and maintaining a strong customer base and, accordingly, our senior management is actively involved in our marketing activities, particularly with established customers. We are also a member of various trade and business organizations related to the commercial aviation industry, such as the Aerospace Industries Association, which we refer to as AIA, the leading trade association representing the nation's manufacturers of commercial, military and business aircraft, aircraft engines and related components and equipment. Due in large part to our established industry presence, we enjoy strong customer relations, name recognition and repeat business.

We sell our products to a broad customer base consisting of domestic and foreign commercial and cargo airlines, repair and overhaul facilities, other aftermarket suppliers of aircraft engine and airframe materials, OEMs, domestic and foreign military units, electronic manufacturing services companies, manufacturers for the defense industry as well as medical, telecommunications, scientific, and industrial companies. No one customer accounted for sales of 10% or more of total consolidated sales from continuing operations during any of the last three fiscal years. Net sales to our five largest customers accounted for approximately 20%, 19% and 18% of total net sales in fiscal 2025, 2024 and 2023, respectively.

Competition

The aerospace product and service industry is characterized by intense competition. Some of our competitors have substantially greater name recognition, inventories, complementary product and service offerings, financial, marketing and other resources than we do. As a result, such competitors may be able to respond more quickly to customer requirements than we can. Moreover, smaller competitors may be able to offer more attractive pricing because of lower labor costs and other factors.

Our jet engine and aircraft component replacement parts business competes primarily with aircraft engine and aircraft component OEMs. The competition is principally based on price and service to the extent that our parts are interchangeable. With respect to other aerospace products and services sold by the Flight Support Group, we compete with both the leading jet engine and aircraft component OEMs and a large number of machining, fabrication, distribution and repair companies, some of which have greater financial and other resources than we do. Competition is based mainly on price, product performance, service and technical capability.

Competition for the repair and overhaul of jet engine and aircraft components and avionics and navigation systems as well as the manufacture of specialty aircraft and defense related parts comes from three principal sources: OEMs, major commercial airlines and other independent service companies. Some of these competitors have greater financial and other resources than we do. Some major commercial airlines own and operate their own service centers and sell repair and overhaul services to other aircraft operators. Foreign airlines that provide repair and overhaul services typically provide these services for their own aircraft components and for third parties. OEMs also maintain service centers that provide repair and overhaul services for the components they manufacture. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components. We believe that the principal competitive factors in the repair and overhaul market are quality, turnaround time, overall customer service and price.

Our Electronic Technologies Group competes with several large and small domestic and foreign competitors, some of which have greater financial and other resources than we do. The markets for our electronic, data and microwave, and electro-optical equipment products are niche markets with several competitors where competition is based mainly on design, technology, quality, price, service and customer satisfaction.

Raw Materials

We purchase a variety of raw materials, primarily consisting of high temperature alloy sheet metal and castings, forgings, pre-plated metals, electrical components and advanced composite materials from various vendors. The materials used by our operations are generally available from a number of sources and in sufficient quantities to meet current requirements subject to normal lead times. While certain of our raw materials are subject to global market price fluctuations and international trade regulations, including tariffs, such measures have not had, and are not currently expected to have a material impact on our business or results of operations. We are subject to rules promulgated by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding the use of certain materials (tantalum, tin, gold and tungsten), known as conflict minerals, which are mined from the Democratic Republic of the Congo and adjoining countries. These rules may impose additional costs and may introduce new risks related to our ability to verify the origin of any conflict minerals used in our products.

Government Regulation

The FAA regulates the manufacture, repair and operation of all aircraft and aircraft parts operated in the United States. Its regulations are designed to ensure that all aircraft and aviation equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required

prior to installation of a part on an aircraft. Aircraft operators must maintain logs concerning the utilization and condition of aircraft engines, life-limited engine parts and airframes. In addition, the FAA requires that various maintenance routines be performed on aircraft engines, some engine parts, and airframes at regular intervals based on cycles or flight time. Engine maintenance must also be performed upon the occurrence of certain events, such as foreign object damage in an aircraft engine or the replacement of life-limited engine parts. Such maintenance usually requires that an aircraft engine be taken out of service. Our operations may in the future be subject to new and more stringent regulatory requirements. In that regard, we closely monitor the FAA and industry trade groups to understand how possible future regulations might impact us. Our businesses which sell defense products directly to the U.S. Government or for use in systems delivered to the U.S. Government can be subject to various laws and regulations governing pricing and other factors.

There has been no material adverse effect on our consolidated financial statements nor competitive positions as a result of these government regulations.

Environmental Regulation

Our operations are subject to extensive, and frequently changing, federal, state and local environmental laws and substantial related regulation by government agencies, including the Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the operation, handling, transportation and disposal of hazardous materials; protect the health and safety of workers; and require us to obtain and maintain licenses and permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Notwithstanding these burdens, we believe that we are in material compliance with all federal, state and local environmental laws and regulations governing our operations.

There has been no material adverse effect on our consolidated financial statements nor competitive positions as a result of these environmental regulations.

Trade Compliance

Our operations involve products and technologies subject to U.S. and international trade control laws, including the International Traffic in Arms Regulations (ITAR), the Export Administration Regulations (EAR), and economic sanctions administered by the Office of Foreign Assets Control (OFAC). These laws regulate the export, re-export, and transfer of certain items, technical data, software, and services, and may require us to obtain licenses or other governmental authorizations. We maintain compliance programs that include screening, training, and documentation procedures, and similar requirements apply in other jurisdictions where we operate. We believe we are in material compliance with applicable trade laws and regulations.

There has been no material adverse effect on our consolidated financial statements nor competitive positions as a result of these trade compliance regulations.

Other Regulation

We are also subject to a variety of other regulations including work-related and community safety laws. The Occupational Safety and Health Act of 1970 mandates general requirements for safe workplaces for all employees and established the Occupational Safety and Health Administration ("OSHA") in the Department of Labor. In particular, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. In addition, specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. Requirements under state law, in some circumstances, may mandate additional measures for facilities handling materials specified as extremely dangerous. We believe that our operations are in material compliance with OSHA's health and safety requirements.

Insurance

We are a named insured under policies which include the following coverage: (i) product liability, including grounding; (ii) personal property, inventory and business interruption at our facilities; (iii) general liability coverage; (iv) employee benefit liability; (v) international liability and automobile liability; (vi) umbrella liability coverage; and (vii) various other activities or items, each subject to certain limits and deductibles. We believe that our insurance coverage is adequate to insure against the various liability risks of our business.

Human Capital

We believe HEICO's employees are directly responsible for its success through dedication to their profession and craft. This talented group continues to deliver industry leading growth and new product innovations, all while maintaining HEICO's unique entrepreneurial culture of excellence.

As of October 31, 2025, we had approximately 11,100 full-time and part-time employees including approximately 5,300 in the Flight Support Group (of whom approximately 900 were employed by foreign subsidiaries) and approximately 5,800 in the Electronic Technologies Group (of whom approximately 2,600 were employed by foreign subsidiaries). None of our employees are represented by a U.S. domestic union. Our management believes that we have good relations with our employees.

Health and Safety

The health and safety of our workforce is fundamental to the success of our business. We safeguard our people, projects and reputation by striving for zero employee injuries and illnesses, while operating and delivering our work responsibly and sustainably. We provide our employees with upfront and ongoing safety training to ensure that safety policies and procedures are effectively communicated and implemented. Personal protective equipment is provided to those employees where needed for the employee to safely perform their job function.

Compensation and Benefits

As part of our compensation philosophy, we believe that offering and maintaining market competitive total rewards programs is essential to attract and retain superior talent. In addition to paying healthy base wages, our programs include annual bonus opportunities, a company-matched 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, flexible work schedules, and employee assistance programs. Equity compensation is also a key component of our compensation strategy, with all domestic team members receiving an annual 401(k) employer contribution in HEICO stock based on Company performance, and employer 401(k) matching contributions are also made using HEICO stock. Additionally, certain team member are granted stock options, further aligning their success with HEICO's growth, some of which are subject to performance conditions as described in Note 11, Share-Based Compensation, of the Notes to the Consolidated Financial Statements.

Diversity and Inclusion

We are committed to maintaining a diverse and inclusive work environment that supports our global workforce and the communities we serve. We recruit the best people for the job regardless of gender, ethnicity or other protected traits and it is our policy to fully comply with all laws (domestic and foreign) applicable to discrimination in the workplace. Our diversity and inclusion principles are also reflected in our employee training and policies.

Available Information

Our Internet website address is https://www.heico.com. We make available free of charge, through the Investors section of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, specialized disclosure reports on Form SD and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). These materials are also available free of charge on the SEC's website at https://www.sec.gov. The information on or obtainable through our website is not incorporated into this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our co-principal executive officers, principal financial officer, principal accounting officer or controller and other persons performing similar functions. Our Code of Ethics for Senior Financial and Other Officers is part of our Code of Business Conduct, which is located on our website at https://www.heico.com. Any amendments to or waivers from a provision of this code of ethics will be posted on the website. Also located on the website are our Corporate Governance Guidelines, Finance/Audit Committee Charter, Nominating & Corporate Governance Committee Charter, and Compensation Committee Charter.

Copies of the above-mentioned materials will be made available, free of charge, upon written request to the Corporate Secretary at HEICO Corporation, 3000 Taft Street, Hollywood, Florida 33021.

Information About Our Executive Officers

Our executive officers are appointed by the Board of Directors and serve at the discretion of the Board. The following table sets forth the names, ages of, and positions and offices held by our executive officers as of December 19, 2025:

Name	Age	Position(s)	Director Since
Eric A. Mendelson	60	Co-Chariman of the Board; Co-Chief Executive Officer, and Director; President and Chief Executive Officer of the HEICO Flight Support Group	1992
Victor H. Mendelson	58	Co-Chairman of the Board; Co-Chief Executive Officer, and Director; President and Chief Executive Officer of the HEICO Electronic Technologies Group	1996
Carlos L. Macau, Jr.	58	Executive Vice President - Chief Financial Officer and Treasurer	—
Bradley K. Rowen	44	Chief Accounting Officer and Assistant Treasurer	—

Eric A. Mendelson has been associated with the Company since 1990, serving in a variety of leadership roles. He has served as our Co-Chief Executive Officer since May 2025 and as Co-Chairman of the Board since September 2025. Previously, Mr. Mendelson served as Co-President from October 2009 to April 2025 and as Executive Vice President from 2001 to September 2009. Mr. Mendelson has also served as President and Chief Executive Officer of the HEICO Flight Support Group since its formation in 1993, as well as President of various Flight Support Group subsidiaries. He is a co-founder and, since 1987, has been Managing Director of Mendelson International Corporation, a private investment company that is a shareholder of HEICO. Mr. Mendelson is a member of the Board of Governors of the Aerospace Industries Association ("AIA") in Washington, D.C., and has previously served as an Ex-Officio Member of its Executive Committee and as Chair of the AIA Civil Aviation Leadership Council. In addition, he serves on the Board of Directors of Partnership for Miami, the Advisory Board of Trustees of Mount Sinai Medical Center in Miami Beach, Florida, and is a Past Chairman of Ransom Everglades School in Coconut Grove, Florida. Eric Mendelson is the brother of Victor Mendelson.

Victor H. Mendelson has been associated with the Company since 1990, serving in a variety of leadership roles. He has served as our Co-Chief Executive Officer since May 2025 and as Co-Chairman of the Board since September 2025. Previously, Mr. Mendelson served as Co-President from October 2009 to April 2025 and as Executive Vice President from 2001 to September 2009. Mr. Mendelson has also served as President and Chief Executive Officer of the HEICO Electronic Technologies Group since founding it in September 1996. He served as the Company's General Counsel from 1993 to 2008 and the Company's Vice President from 1996 to 2001. In addition, Mr. Mendelson was the Chief Operating Officer of the Company's former

MediTek Health Corporation subsidiary from 1995 until its profitable sale in 1996. Mr. Mendelson is a co-founder, and, since 1987, has been President of Mendelson International Corporation, a private investment company that is a shareholder of HEICO. Mr. Mendelson is a Vice-Chair of the Board of Trustees of Columbia University in the City of New York, a Trustee of St. Thomas University in Miami Gardens, Florida, a Director of Boys & Girls Clubs of Miami-Dade and is a Director and Past President of the Board of Directors of the Florida Grand Opera. Victor Mendelson is the brother of Eric Mendelson.

Carlos L. Macau, Jr. has served as our Executive Vice President - Chief Financial Officer and Treasurer since June 2012. Mr. Macau joined HEICO from the international public accounting firm of Deloitte & Touche LLP where he worked from 2000 to 2012 as an Audit Partner. Prior to joining HEICO, Mr. Macau accumulated 22 years of financial and accounting experience serving a number of public and private manufacturing and service clients in a broad range of industries. His client responsibilities included serving as HEICO's lead client services partner for five years (2006 to 2010). Mr. Macau is a current member of the Mount Sinai Founders of Mount Sinai Medical Center in Miami Beach, Florida. Mr. Macau is a Certified Public Accountant, a Chartered Global Management Accountant, and a member of the American and Florida Institutes of Certified Public Accountants.

Bradley K. Rowen has served as our Chief Accounting Officer since February 2025. Mr. Rowen has been with the Company since May 2011. Previously, he served as Senior Director of Corporate Accounting and Finance from 2018 to February 2025 and as Assistant Corporate Controller and Director of Financial Reporting from 2011 to 2018. Prior to joining the Company, Mr. Rowen was employed by the international public accounting firm of PricewaterhouseCoopers LLP, where he worked for six years. Mr. Rowen is a Certified Public Accountant and a member of the American and Florida Institutes of Certified Public Accountants.

Item 1A. *RISK FACTORS*

Our business, financial condition, operating results and cash flows may be impacted by a number of factors, many of which are beyond our control, including those set forth below and elsewhere in this Annual Report on Form 10-K, any one of which may cause our actual results to differ materially from anticipated results:

Strategic, Business and Operational Risks

We may not be able to effectively execute our acquisition strategy, which could slow our growth.

A key element of our strategy is growth through the acquisition of additional companies. Our acquisition strategy is affected by and poses a number of challenges and risks, including the following:

- Availability of suitable acquisition candidates;

- Availability of capital;
- Diversion of management's attention;
- Effective integration of the operations and personnel of acquired companies;
- Potential write-downs of acquired intangible assets;
- Potential loss of key employees of acquired companies;
- Use of a significant portion of our available cash;
- Significant dilution to our shareholders for acquisitions made utilizing our securities;
- Consummation of acquisitions on satisfactory terms; and
- Obtaining applicable domestic and/or foreign governmental approvals such as antitrust and foreign investment related authorizations.

We may not be able to successfully execute our acquisition strategy, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on the development and manufacture of new products, equipment and services. Our inability to develop, manufacture and introduce new products and services at profitable pricing levels could reduce our sales or sales growth.

The aviation, defense, space, medical, telecommunications and electronics industries are constantly undergoing development and change and, accordingly, new products, equipment and methods of repair and overhaul service are likely to be introduced in the future. In addition to manufacturing electronic and electro-optical equipment and selected aerospace and defense components for OEMs and the U.S. government and repairing jet engine and aircraft components, we re-design sophisticated aircraft replacement parts originally developed by OEMs so that we can offer the replacement parts for sale at substantially lower prices than those manufactured by the OEMs. Consequently, we devote substantial resources to research and product development. Technological development poses a number of challenges and risks, including the following:

- We may not be able to successfully protect the proprietary interests we have in various aircraft parts, electronic and electro-optical equipment and our repair processes;

- As OEMs continue to develop and improve jet engines and aircraft components, we may not be able to re-design and manufacture replacement parts that perform as well as those offered by OEMs or we may not be able to profitably sell our replacement parts at lower prices than the OEMs;

- We may need to expend significant capital to:
  - purchase new equipment and machines,
  - train employees in new methods of production and service, and
  - fund the research and development of new products; and

- Development by our competitors of patents or methodologies that preclude us from the design and manufacture of aircraft replacement parts or electrical and electro-optical

equipment could adversely affect our business, financial condition and results of operations.

In addition, we may not be able to successfully develop new products, equipment or methods of repair and overhaul service, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Intense competition from existing and new competitors may harm our business.

We face significant competition in each of our businesses.

Flight Support Group

- For jet engine and aircraft component replacement parts, we compete with the industry's leading jet engine and aircraft component OEMs.

- For the distribution, overhaul and repair of jet engine and aircraft components and avionics and navigation systems as well as the manufacture of specialty aircraft and defense related parts, we compete with:
  - major commercial airlines, many of which operate their own maintenance and overhaul units;
  - OEMs, which manufacture, distribute, repair and overhaul their own and other OEM parts; and
  - other independent service companies.

Electronic Technologies Group

- For the design and manufacture of various types of electronic, data and microwave, and electro-optical equipment products, we compete in a fragmented marketplace with a number of companies, some of which are well capitalized.

Many of the industries serviced by our operating segments are highly fragmented, have several highly visible leading companies, and are characterized by intense competition. Some of our OEM competitors have greater name recognition than HEICO, as well as complementary lines of business and financial, marketing and other resources that HEICO does not have. In addition, OEMs, aircraft maintenance providers, leasing companies and FAA-certificated repair facilities may attempt to bundle their services and product offerings in the supply industry, thereby significantly increasing industry competition. Moreover, our smaller competitors may be able to offer more attractive pricing of parts as a result of lower labor costs or other factors. A variety of potential actions by any of our competitors, including a reduction of product prices or the establishment by competitors of long-term relationships with new or existing customers, could have a material adverse effect on our business, financial condition and results of operations. Competition typically intensifies during cyclical downturns in the aviation industry, when supply may exceed demand. We may not be able to continue to compete effectively

against present or future competitors, and competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

The inability to obtain certain components and raw materials from suppliers could harm our business.

Our business is affected by the availability and price of the raw materials and component parts that we use to manufacture our products. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers' ability to adjust delivery of long-lead time products during times of volatile demand. The supply chains for our business could also be disrupted by external events such as natural disasters, extreme weather events, pandemics, labor disputes, governmental actions and legislative or regulatory changes. For example, tariffs, duties or other trade policy changes affecting the import or export of raw materials or components could increase costs or limit availability. As a result, our suppliers may fail to perform according to specifications when required and we may be unable to identify alternate suppliers or to otherwise mitigate the consequences of their non-performance. Transitions to new suppliers may result in significant costs and delays, including those related to the required recertification of parts obtained from new suppliers with our customers and/or regulatory agencies. Our inability to fill our supply needs could jeopardize our ability to fulfill obligations under customer contracts, which could result in reduced revenues and profits, contract penalties or terminations, and damage to customer relationships and reputation. Further, increased costs of such raw materials or components could reduce our profits if we were unable to pass along such price increases to our customers.

Product specification costs and requirements could cause an increase in our costs to complete contracts.

The costs to meet customer specifications and requirements could result in us having to spend more to design or manufacture products and this could reduce our profit margins on current contracts or those we obtain in the future.

We may incur damages or disruption to our business caused by natural disasters and other factors that may not be covered by insurance.

Several of our facilities, as a result of their locations, could be subject to a catastrophic loss caused by hurricanes, tornadoes, earthquakes, floods, fire, power loss, telecommunication and information systems failure, political unrest or similar events. Our corporate headquarters and facilities located in Florida are particularly susceptible to hurricanes, storms, tornadoes or other natural disasters that could disrupt our operations, delay production and shipments, and result in large expenses to repair or replace the facility or facilities. Should insurance or other risk transfer mechanisms, such as our existing disaster recovery and business continuity plans, be insufficient to recover all costs, we could experience a material adverse effect on our business, financial condition and results of operations.

We are subject to the risks associated with sales to foreign customers, which could harm our business.

We market our products and services to approximately 130 countries, with approximately 38% of our consolidated net sales in fiscal 2025 derived from sales to foreign customers. We expect that sales to foreign customers will continue to account for a significant portion of our revenues in the foreseeable future. As a result, we are subject to risks of doing business internationally, including the following:

- Fluctuations in currency exchange rates;
- Geopolitical unrest, war, terrorism and other acts of violence;
- Volatility in foreign political, regulatory, and economic environments;
- Ability to obtain required export licenses or approvals;
- Uncertainty of the ability of foreign customers to finance purchases;
- Uncertainties and restrictions concerning the availability of funding credit or guarantees;
- Imposition of taxes, export controls, tariffs, embargoes and other trade restrictions;
- Compliance with a variety of international laws, as well as U.S. laws affecting the activities of U.S. companies abroad such as the U.S. Foreign Corrupt Practices Act; and
- Transportation delays and other supply chain disruptions.

While the impact of these factors is difficult to predict, any one or more of these factors may have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity events or other disruptions of our information technology systems could adversely affect our business.

We rely on information technology systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of critical business processes and activities. We also collect and store sensitive data, including confidential business information and personal data that are subject to privacy and security laws and regulations. Certain of our businesses that perform work for the U.S. Department of Defense are also required to comply with applicable cybersecurity standards, including the Department of Defense's Cybersecurity Maturity Model Certification ("CMMC") program. CMMC requirements may change over time and could impose additional compliance obligations on us and our suppliers, and failure to meet applicable CMMC requirements could affect our ability to receive or perform certain defense-related contracts. We continue to monitor evolving data-privacy requirements and the use of emerging technologies, such as artificial intelligence, and maintain policies intended to promote their secure and responsible use. These systems may be susceptible to damage, disruptions or shutdowns due to attacks by computer hackers, computer viruses, employee error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events. In addition, security breaches of our systems could result in the misappropriation or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers or suppliers. Any such event could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation and result in

legal claims or proceedings that could have a material adverse effect on our business, financial condition and results of operations.

We may not have the administrative, operational or financial resources to continue to grow the company.

We have experienced rapid growth in recent periods and intend to continue to pursue an aggressive growth strategy, both through acquisitions and internal expansion of products and services. Our growth to date has placed, and could continue to place, significant demands on our administrative, operational and financial resources. We may not be able to grow effectively or manage our growth successfully, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Goodwill and other intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As a result of our acquisitions, goodwill and intangible assets represent a significant portion of our total assets. As of October 31, 2025 and 2024, goodwill and intangible assets, net of amortization, accounted for 60% and 62% of our total assets, respectively. We test our goodwill and intangible assets for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We may not realize the full value of our goodwill and intangible assets, and to the extent that impairment has occurred, we would be required to recognize the impaired portion of such assets as a non-cash charge to our earnings. An impairment of a significant portion of such assets could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key personnel and the loss of these key personnel could have a material adverse effect on our success.

Our success substantially depends on the performance, contributions and expertise of our senior management team led by Eric A. Mendelson and Victor H. Mendelson, our Co-Chairmen and Co-Chief Executive Officers, and Carlos L. Macau, Jr., our Chief Financial Officer. Because many of our products are highly engineered, we depend on our experienced, educated and trained team members. Technical employees are also a critical component of our research and product development activities, as well as our ability to continue to re-design sophisticated products of OEMs in order to sell competing replacement parts at substantially lower prices than those manufactured by the OEMs. The loss of the services of any of our executive officers or other key employees or our inability to continue to attract or retain the necessary personnel could have a material adverse effect on our business, financial condition and results of operations.

Our executive officers and directors have significant influence over our management and direction.

As of December 19, 2025, collectively our executive officers and entities controlled by them, the HEICO Savings and Investment Plan (our 401(k) Plan) and members of the Board of Directors beneficially owned approximately 11% of our outstanding Common Stock and approximately 3% of our outstanding Class A Common Stock. Accordingly, they will be able to substantially influence the election of the Board of Directors and control our business, policies and affairs, including our position with respect to proposed business combinations and attempted takeovers.

Industry and Macroeconomic Risks

Our success is highly dependent on the performance of the aviation industry, which could be impacted by lower demand for commercial air travel or airline fleet changes causing lower demand for our goods and services.

General global industry and economic conditions that affect the aviation industry also affect our business. We are subject to macroeconomic cycles and when recessions occur, we may experience reduced orders, payment delays, supply chain disruptions or other factors as a result of the economic challenges faced by our customers, prospective customers and suppliers. Furthermore, disruptions within the aviation industry, such as production delays or regulatory challenges affecting major manufacturers, can reduce demand for our products and services and strain our supply chain. Historically, the aviation industry has been subject to downward cycles from time to time which reduce the overall demand for jet engine and aircraft component replacement parts and repair and overhaul services, and such downward cycles result in lower sales and greater credit risk. Demand for commercial air travel can be influenced by airline industry profitability, world trade policies, government-to-government relations, terrorism, disease outbreaks, environmental constraints imposed upon aircraft operations, technological changes, price and other competitive factors. Lower commercial air travel caused by risks arising from public health threats and their aftermath, airline fleet changes or airline purchasing decisions, could cause lower demand for our goods and services. These global industry and economic conditions may have a material adverse effect on our business, financial condition and results of operations.

The retirement or prolonged grounding of commercial aircraft could reduce our revenues and the value of any related inventory.

Our Flight Support Group designs and manufactures jet engine and aircraft component replacement parts and also repairs, overhauls and distributes jet engine and aircraft components. If aircraft or engines for which we offer replacement parts or supply repair and overhaul services are retired or grounded for prolonged periods of time and there are fewer aircraft that require these parts or services, our revenues may decline as well as the value of any related inventory.

Reductions in defense, space or homeland security spending by U.S. and/or foreign customers could reduce our revenues.

In fiscal 2025, approximately 31% of our net sales were derived from the sale of defense, commercial and defense satellite and spacecraft components, and homeland security products. A decline in defense, space or homeland security budgets or additional restrictions imposed by the U.S. government on sales of products or services to foreign military agencies could lower sales of our products and services.

We are subject to risks arising from public health threats, including global or regional health emergencies ("Health Emergencies").

Health Emergencies can negatively impact our supply chain, cause inflationary pressures and pose a risk that we or our employees, customers, suppliers, manufacturers and other commercial partners may be prevented from conducting business activities for an indefinite period of time, including due to the spread of the disease or shutdowns requested or mandated by governmental authorities. The extent to which Health Emergencies may have a material adverse effect on our future business, financial condition and results of operations will depend on many factors that are not within HEICO's control, including but not limited to, the geographic location and the rate of spread and path of the Health Emergency, available vaccinations and the vaccination rate, and potential supply chain disruptions and inflation, which can impact our key markets.

<u>Regulatory and Legal Risks</u>

We are subject to governmental regulation and our failure to comply with these regulations could cause the government to withdraw, suspend or revoke our authorizations and approvals to do business and could subject us to penalties and sanctions that could harm our business.

Governmental agencies throughout the world, including the FAA, highly regulate the manufacture, repair and overhaul of aircraft parts and accessories. We include, with the replacement parts that we sell to our customers, documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. In addition, our repair and overhaul operations are subject to certification pursuant to regulations established by the FAA. Specific regulations vary from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. The revocation or suspension of any of our material authorizations or approvals would have an adverse effect on our business, financial condition and results of operations. New and more stringent government regulations, if adopted and enacted, could have an adverse effect on our business, financial condition and results of operations.

Also, our operations involve products and technologies subject to U.S. and international trade control laws, including the International Traffic in Arms Regulations (ITAR), the Export Administration Regulations (EAR), and economic sanctions administered by the Office of

Foreign Assets Control (OFAC). These laws regulate the export, re-export, and transfer of certain items, technical data, software, and services, and may require us to obtain licenses or other governmental authorizations. If we are unable to comply with the applicable trade laws and regulations, it could have a material adverse effect on our consolidated financial statements and competitive positions. Additionally, the denial of export licenses could reduce our sales to certain countries and could have a material adverse effect on our business.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission promulgated disclosure requirements regarding the use of certain minerals (tantalum, tin, gold and tungsten), known as conflict minerals, which are mined from the Democratic Republic of the Congo or another Covered Country. There are costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. Given the complexity of our supply chain, we may not be able to ascertain the origin of these minerals used in our products in a timely manner, which could cause some of our customers to disqualify us as a supplier to the extent we are unable to certify our products are conflict mineral free. Additionally, the rule could affect sourcing at competitive prices and availability in sufficient quantities of such minerals used in our manufacturing processes for certain products.

Also, in foreign countries in which we have operations or business, a risk exists that our associates, contractors or agents could, in contravention of our policies and compliance programs, engage in business practices prohibited by U.S. laws and regulations applicable to us, such as the Foreign Corrupt Practices Act ("FCPA"), or the laws and regulations of other countries, such as the United Kingdom Bribery Act. Additionally, we are subject to regulations such as the Canadian Forced and Child Labour Act, which prohibits the importation of goods produced wholly or in part by forced or child labor. Any such violations could have a material adverse effect on our business.

Tax changes could affect our effective tax rate and future profitability.

We file income tax returns in the U.S. federal jurisdiction, multiple state jurisdictions and certain jurisdictions outside the U.S. In fiscal 2025, our effective tax rate was 16.6%. Our future effective tax rate may be adversely affected by a number of factors, including the following:

- Changes in statutory tax rates in any of the various jurisdictions where we file tax returns;
- Changes in available tax credits or deductions;
- Changes in tax laws or their interpretation, including amendments, technical corrections, and guidance related to the Tax Cuts and Jobs Act as well as to H.R.1, commonly referred to as the One Big Beautiful Bill Act (the "Act"). The Act became law on July 4, 2025 and introduced significant changes to U.S. tax law. See Note 7, Income Taxes, of the Notes to Consolidated Financial Statements for further information regarding certain provisions of the Act. The Act has multiple effective dates and certain provisions became effective in fiscal 2025 while others will be phased in through fiscal 2028. The Act did not have a significant impact on our fiscal 2025 consolidated financial statements and we

will continue to evaluate its potential impact on our future consolidated financial statements;

- Changes to the accounting for income taxes in accordance with generally accepted accounting principles;
- The amount of net income attributable to noncontrolling interests in our subsidiaries structured as partnerships;
- Changes in the mix of earnings in jurisdictions with differing statutory tax rates;
- Adjustments to estimated taxes upon finalization of various tax returns;
- Resolution of issues arising from tax audits with various tax authorities;
- The reversal of any previously recognized tax-exempt unrealized gains in the cash surrender values of life insurance policies related to the HEICO Corporation Leadership Compensation Plan, a nonqualified deferred compensation plan; and
- The Organization for Economic Co-operation and Development's ("OECD") global minimum tax framework ("Pillar Two"), which establishes a 15% minimum effective tax rate for large multinational enterprises, became effective for our operations in fiscal 2025. The adoption of Pillar Two did not have a significant impact on our fiscal 2025 consolidated financial statements. We will continue to monitor the potential impact of future legislation and guidance and as more jurisdictions in which we conduct business implement Pillar Two legislation.

Any significant increase in our future effective tax rates could have a material adverse effect on net income for future periods.

We may incur product liability claims that are not fully insured and such insurance may not be available at commercially reasonable rates.

Our jet engine and aircraft component replacement parts and repair and overhaul services expose our business to potential liabilities for personal injury or death as a result of the failure of an aircraft component that we have designed, manufactured or serviced. While we maintain liability insurance to protect us from future product liability claims, an uninsured or partially insured claim, or a claim for which third-party indemnification is not available, could have a material adverse effect on our business, financial condition and results of operations. Additionally, our customers typically require us to maintain substantial insurance coverage at commercially reasonable rates and our inability to obtain insurance coverage at commercially reasonable rates could have a material adverse effect on our business.

We may incur environmental liabilities and these liabilities may not be covered by insurance.

Our operations and facilities are subject to a number of federal, state and local environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of hazardous materials. We monitor evolving environmental and climate-related regulations for potential impact on our business or results of operations. Pursuant to various environmental laws, a current or previous owner or operator of real property may be liable for the costs of

26

removal or remediation of hazardous materials. Environmental laws typically impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous materials in the environment. Although management believes that our operations and facilities are in material compliance with environmental laws and regulations, future changes in them or interpretations thereof or the nature of our operations may require us to make significant additional capital expenditures to ensure compliance in the future.

We carry limited specific environmental insurance, thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not covered in full or in part by insurance could have a material adverse effect on our business, financial condition and results of operations.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 1C. *CYBERSECURITY*

Overview

The Company prioritizes cybersecurity as a strategic pillar integral to its business strategy, risk management, and governance frameworks. The Board of Directors and executive management play an active role in evaluating the effectiveness of our cybersecurity policies, practices, and procedures. Regular updates are provided by the Chief Information Officer to ensure cybersecurity risks are continuously monitored and addressed across all business functions. Our cybersecurity program incorporates policies, procedures, systems, and controls designed to safeguard the accessibility, confidentiality, and integrity of our data and systems. These processes are shaped by industry trends, and the evolving cybersecurity landscape.

Cybersecurity Risk Management and Strategy

Our cybersecurity program is an integral part of our overall risk management framework and is aligned with recognized industry standards, such as the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF). The cybersecurity program is designed to identify, detect, protect against, respond to, and recover from cyber threats. Our program safeguards the confidentiality, integrity, and availability of our systems and data through a comprehensive and multi-layered approach.

We deploy robust controls, including firewalls, anti-malware systems, intrusion detection and prevention, encryption, and access controls. These measures are supplemented by continuous monitoring, vulnerability assessments, and penetration testing conducted both internally and by third-party assessors. Insights from these assessments inform the enhancement of our security controls and help us mitigate emerging threats effectively. We also actively engage with key consultants as part of our continuing efforts to evaluate and enhance the effectiveness of our cybersecurity program.

We proactively monitor networks for suspicious activity and collaborate with governmental and industry partners to stay informed on emerging cybersecurity risks. We also emphasize a culture of vigilance through regular employee training that includes phishing awareness, malware prevention, and reporting protocols.

Governance and Oversight

Our governance and oversight framework for cybersecurity risks operates at multiple levels within the organization. The Board of Directors has final oversight responsibility for cybersecurity-related matters and receives regular updates from the Chief Information Officer and senior management on the status of the cybersecurity program, vulnerability assessments, strategic initiatives, and any significant incident response activities.

The Chief Information Officer has over 28 years of experience in cybersecurity and is responsible for designing and implementing the organization's cybersecurity strategy. The cybersecurity program and the Information Security Team are led by the Senior IT Director, who reports to the Chief Information Officer. The Senior IT Director has over 21 years of experience in cybersecurity. The Information Security Team is responsible for security operations, cybersecurity monitoring, application security audits, and responding to incidents through a structured Incident Response Plan.

Cybersecurity Risks and Incidents

We have experienced cybersecurity incidents in the ordinary course of business and recognize that such incidents are an inherent risk to any organization. While prior incidents have not materially impacted our business strategy, financial condition, or results of operations, we remain vigilant in anticipating and mitigating future threats.

Our cybersecurity program is designed to address and minimize the risks posed by evolving threats. However, no system can completely eliminate the possibility of a significant cybersecurity incident. Therefore, we continuously assess and enhance our cybersecurity measures to adapt to the changing threat landscape and ensure organizational resilience.

For more information regarding the potential impact of cybersecurity risks, please refer to the risk factor entitled "Cybersecurity events or other disruptions of our information technology systems could adversely affect our business" in Item 1A. Risk Factors.

Item 2. *PROPERTIES*

We own or lease a number of facilities, which are utilized by our Flight Support Group ("FSG"), Electronic Technologies Group ("ETG"), and corporate offices. As of October 31, 2025, all of the facilities listed below were in good operating condition, well maintained and in regular use. We believe that our existing facilities are sufficient to meet our operational needs for the foreseeable future. Summary information on the facilities utilized within the FSG, ETG and our corporate offices to support their principal operating activities is as follows:

Location	Square Footage		Description
	Leased	**Owned**	
Flight Support Group			
United States facilities (19 states)	1,582,000	280,000	Manufacturing, engineering and distribution facilities, and corporate headquarters
United States facilities (10 states)	648,000	127,000	Repair and overhaul facilities
International facilities (10 countries) - France, Germany, India, Laos, Netherlands, Singapore, Thailand, Turkey, United Arab Emirates and United Kingdom	136,000	173,000	Manufacturing, engineering and distribution facilities, and sales offices
Electronic Technologies Group			
United States facilities (19 states)	906,000	759,000	Manufacturing and engineering facilities
International facilities (7 countries) - Canada, France, India, Morocco, South Korea, United Kingdom and Vietnam	458,000	493,000	Manufacturing and engineering facilities
Corporate			
United States facilities (1 state)	—	10,000 [1]	Administrative offices

[1]   Represents the square footage of our corporate offices in Miami, Florida. The square footage of our corporate headquarters in Hollywood, Florida is included above within Square Footage-Owned of the caption "United States facilities (19 states)" under Flight Support Group.

Item 3. *LEGAL PROCEEDINGS*

We are involved in various legal actions arising in the normal course of business. Based upon our and our legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on our results of operations, financial position or cash flows.

Item 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "HEI.A" and "HEI,"respectively.

As of December 19, 2025, there were 234 holders of record of our Common Stock and 259 holders of record of our Class A Common Stock.

Performance Graphs

The following graph and table compare the total return on $100 invested in HEICO Common Stock and HEICO Class A Common Stock with the total return on $100 invested in the NYSE Composite Index and the Dow Jones U.S. Aerospace Index for the five-year period from October 31, 2020 through October 31, 2025. The NYSE Composite Index measures the performance of all common stocks listed on the NYSE. The Dow Jones U.S. Aerospace Index is comprised of large companies which make aircraft, major weapons, radar and other defense equipment and systems as well as providers of satellites and spacecraft used for defense purposes. The total returns include the reinvestment of cash dividends.



Comparison of Five-Year Cumulative Total Return

	HEICO Common Stock	HEICO Class A Common Stock
	NYSE Composite Index	Dow Jones U.S. Aerospace Index

	Cumulative Total Return as of October 31,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
HEICO Common Stock	$100.00	$132.86	$155.22	$151.36	$234.29	$304.20
HEICO Class A Common Stock	100.00	134.61	136.56	136.58	206.55	266.78
NYSE Composite Index	100.00	136.91	118.65	120.03	154.79	172.65
Dow Jones U.S. Aerospace Index	100.00	152.31	140.93	154.08	211.88	329.22

The following graph and table compare the total return on $100 invested in HEICO Common Stock since October 31, 1990 using the same indices shown on the five-year performance graph above. October 31, 1990 was the end of the first fiscal year following the date the current executive management team assumed leadership of the Company. No Class A Common Stock was outstanding as of October 31, 1990. As with the five-year performance graph, the total returns include the reinvestment of cash dividends.



Comparison of Thirty-Five Year Cumulative Total Return

	Cumulative Total Return as of October 31,				
	1990	**1991**	**1992**	**1993**	**1994**
HEICO Common Stock	$100.00	$141.49	$158.35	$173.88	$123.41
NYSE Composite Index	100.00	130.31	138.76	156.09	155.68
Dow Jones U.S. Aerospace Index	100.00	130.67	122.00	158.36	176.11
	1995	**1996**	**1997**	**1998**	**1999**
HEICO Common Stock	$263.25	$430.02	$1,008.31	$1,448.99	$1,051.61
NYSE Composite Index	186.32	225.37	289.55	326.98	376.40
Dow Jones U.S. Aerospace Index	252.00	341.65	376.36	378.66	295.99
	2000	**2001**	**2002**	**2003**	**2004**
HEICO Common Stock	$809.50	$1,045.86	$670.39	$1,067.42	$1,366.57
NYSE Composite Index	400.81	328.78	284.59	339.15	380.91
Dow Jones U.S. Aerospace Index	418.32	333.32	343.88	393.19	478.49
	2005	**2006**	**2007**	**2008**	**2009**
HEICO Common Stock	$1,674.40	$2,846.48	$4,208.54	$2,872.01	$2,984.13
NYSE Composite Index	423.05	499.42	586.87	344.96	383.57
Dow Jones U.S. Aerospace Index	579.77	757.97	1,000.84	602.66	678.00
	2010	**2011**	**2012**	**2013**	**2014**
HEICO Common Stock	$4,722.20	$6,557.88	$5,900.20	$10,457.14	$11,416.51
NYSE Composite Index	427.61	430.46	467.91	569.69	617.23
Dow Jones U.S. Aerospace Index	926.75	995.11	1,070.15	1,645.24	1,687.41

	Cumulative Total Return as of October 31,				
	2015	**2016**	**2017**	**2018**	**2019**
HEICO Common Stock	$10,776.88	$14,652.37	$23,994.03	$33,876.95	$49,277.28
NYSE Composite Index	595.37	596.57	702.38	694.81	749.66
Dow Jones U.S. Aerospace Index	1,766.94	1,878.10	2,807.42	3,373.52	3,725.15
	2020	**2021**	**2022**	**2023**	**2024**
HEICO Common Stock	$44,877.75	$60,000.11	$65,650.39	$64,751.68	$99,188.00
NYSE Composite Index	707.40	968.47	839.31	849.11	1,094.96
Dow Jones U.S. Aerospace Index	2,233.00	3,400.98	3,147.04	3,440.63	4,731.25
	2025				
HEICO Common Stock	$128,481.31				
NYSE Composite Index	1,221.35				
Dow Jones U.S. Aerospace Index	7,351.46				

Issuer Purchases of Equity Securities

There were no issuer purchases of our equity securities during the fourth quarter of fiscal 2025.

Recent Sales of Unregistered Securities

On January 31, 2025, we acquired 90% of the membership interests of Millennium International, LLC ("Millennium"). The purchase price of this acquisition was principally paid in cash using proceeds from our revolving credit facility and cash provided by operating activities, as well as through the issuance of 53,186 shares of HEICO Class A Common Stock. The HEICO Class A Common Stock issued in connection with the acquisition of Millennium was not registered under the Securities Act of 1933, in accordance with Section 4(a)(2) and Rule 506(b) of Regulation D thereunder, as a transaction by an issuer not involving any public offering. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for additional information.

Dividend Policy

We have historically paid semi-annual cash dividends on both our Class A Common Stock and Common Stock. In July 2025, we paid our 94th consecutive semi-annual cash dividend since 1979 of $.12 per share, which represented a 9% increase over the semiannual cash dividend of $.11 per share paid in January 2025. In December 2025, our Board of Directors declared a semi-annual cash dividend of $.12 per share payable in January 2026.

Our Board of Directors will continue to review our dividend policy and will regularly evaluate whether dividends should be paid in cash or stock, as well as what amounts should be paid. Our ability to pay dividends could be affected by future business performance, liquidity,

capital needs, alternative investment opportunities and loan covenants under our revolving credit facility.

Item 6. *[Reserved]*

Item 7. ***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS***

Overview

Our business is comprised of two operating segments, the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG").

The FSG consists of HEICO Aerospace Holdings Corp. ("HEICO Aerospace"), which is 80% owned, and HEICO Flight Support Corp., which is wholly owned, and their collective subsidiaries, which primarily:

- *Designs, Manufactures, Repairs, Overhauls and Distributes Jet Engine and Aircraft Component Replacement Parts.* The FSG designs and manufactures jet engine and aircraft component replacement parts, which are approved by the Federal Aviation Administration ("FAA"). In addition, the FSG repairs, overhauls and distributes jet engine and aircraft components, avionics and instruments for domestic and foreign commercial air carriers and aircraft repair companies as well as military and business aircraft operators. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States ("U.S.") government. Additionally, the FSG is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to the U.S. Department of Defense, defense prime contractors, and foreign military organizations allied with the U.S. Further, the FSG is a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications. The FSG also engineers, designs and manufactures thermal insulation blankets and parts as well as removable/reusable insulation systems for aerospace, defense, commercial and industrial applications; manufactures expanded foil mesh for lightning strike protection in fixed and rotary wing aircraft; distributes aviation electrical interconnect products and electromechanical parts; overhauls industrial pumps, motors, and other hydraulic units with a focus on the support of legacy systems for the U.S. Navy; performs tight-tolerance machining, brazing, fabricating and welding services for aerospace, defense and other industrial applications; and manufactures emergency descent devices ("EDDs") and personnel and cargo parachute products.

The ETG consists of HEICO Electronic Technologies Corp. ("HEICO Electronic") and its subsidiaries, which primarily:

- *Designs and Manufactures Electronic, Microwave, Electro-Optical and Other Power Equipment, High-Speed Interface Products, High Voltage Interconnection Devices, EMI*

and RFI Shielding and Filters, High Voltage Advanced Power Electronics, Power Conversion Products, Underwater Locator Beacons, Memory Products, Self-Sealing Auxiliary Fuel Systems, Active Antenna Systems, Airborne Antennas, TSCM Equipment, High Reliability ("Hi-Rel") Electronic Components, In-Flight Entertainment Products, and Cockpit displays and Other Avionics Components. The ETG collectively designs, manufactures and sells various types of electronic, data and microwave, and electro-optical products, including infrared simulation and test equipment, laser rangefinder receivers, electrical power supplies, back-up power supplies, power conversion products, underwater locator beacons, emergency locator transmission beacons, flight deck annunciators, panels, indicators, electromagnetic and radio frequency interference shielding and filters, high power capacitor charging power supplies, amplifiers, traveling wave tube amplifiers, photodetectors, amplifier modules, microwave power modules, flash lamp drivers, laser diode drivers, arc lamp power supplies, custom power supply designs, cable assemblies, high voltage power supplies, high voltage interconnection devices and wire, high voltage energy generators, high frequency power delivery systems; memory products, including three-dimensional microelectronic and stacked memory, static random-access memory (SRAM) and electronically erasable programmable read-only memory (EEPROM); harsh environment electronic connectors and other interconnect products, RF and microwave amplifiers, transmitters, and receivers and integrated assemblies, sub-assemblies and components; RF sources, detectors and controllers, wireless cabin control systems, solid state power distribution and management systems, proprietary in-cabin power and entertainment components and subsystems, cockpit displays and other avionics components, crashworthy and ballistically self-sealing auxiliary fuel systems, nuclear radiation detectors, communications and electronic intercept receivers and tuners, fuel level sensing systems, high-speed interface products that link devices, high performance active antenna systems and airborne antennas for commercial and military aircraft, precision guided munitions, other defense applications and commercial uses; silicone material for a variety of demanding applications; precision power analog monolithic, hybrid and open frame components; high-reliability ceramic-to-metal feedthroughs and connectors, technical surveillance countermeasures (TSCM) equipment to detect devices used for espionage and information theft; rugged small-form factor embedded computing solutions; custom high power filters and filter assemblies; test sockets and adapters for both engineering and production use of semiconductor devices; radiation assurance services and products; and Hi-Rel, complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications, in addition to other high-end applications, such as medical and energy uses including emerging "clean energy" and electrification applications.

Additionally, our results of operations in fiscal 2025 have been affected by recent acquisitions as further detailed in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

Presentation of Results of Operations and Liquidity and Capital Resources

The following discussion and analysis of our Results of Operations and Liquidity and Capital Resources includes a comparison of fiscal 2025 to fiscal 2024. A similar discussion and analysis that compares fiscal 2024 to fiscal 2023 may be found in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of our Form 10-K for the fiscal year ended October 31, 2024.

Results of Operations

The following table sets forth the results of our operations, net sales and operating income by segment and the percentage of net sales represented by the respective items in our Consolidated Statements of Operations (in thousands):

	Year ended October 31,	
	2025	**2024**
Net sales	$4,485,044	$3,857,669
Cost of sales	2,698,580	2,355,943
Selling, general and administrative expenses	767,466	677,271
Total operating costs and expenses	3,466,046	3,033,214
Operating income	$1,018,998	$824,455
Net sales by segment and intersegment:		
Flight Support Group	$3,117,277	$2,639,354
Electronic Technologies Group	1,413,120	1,263,626
Intersegment sales	(45,353)	(45,311)
	$4,485,044	$3,857,669
Operating income by segment and corporate and other:		
Flight Support Group	$750,395	$593,074
Electronic Technologies Group	324,952	288,193
Other, primarily corporate	(56,349)	(56,812)
	$1,018,998	$824,455
Net sales	100.0%	100.0%
Gross profit	39.8%	38.9%
Selling, general and administrative expenses	17.1%	17.6%
Operating income	22.7%	21.4%
Interest expense	(2.9%)	(3.9%)
Other income	.1%	.1%
Income tax expense	3.3%	3.1%
Net income attributable to noncontrolling interests	1.2%	1.2%
Net income attributable to HEICO	15.4%	13.3%

Comparison of Fiscal 2025 to Fiscal 2024

Net Sales

Our consolidated net sales in fiscal 2025 increased by 16% to a record $4,485.0 million, up from net sales of $3,857.7 million in fiscal 2024. The increase in consolidated net sales principally reflects an increase of $477.9 million (an 18% increase) to a record $3,117.3 million in net sales of the FSG and an increase of $149.5 million (a 12% increase) to a record $1,413.1 million in net sales of the ETG. The net sales increase in the FSG reflects strong organic growth of 14% and net sales of $110.6 million contributed by fiscal 2025 and 2024 acquisitions. The FSG's organic net sales growth reflects increased demand within its aftermarket replacement parts, repair and overhaul parts and services, and specialty products product lines resulting in net sales increases of $263.9 million, $67.8 million and $35.6 million, respectively. The net sales increase in the ETG reflects strong organic growth of 7% and net sales of $63.9 million contributed by fiscal 2025 and 2024 acquisitions. The ETG's organic net sales growth is mainly attributable to increased demand for its defense, space, other electronics, and aerospace products resulting in net sales increases of $29.6 million, $28.4 million, $20.6 million, and $16.2 million, respectively, partially offset by decreased demand for its medical products resulting in a net sales decrease of $9.4 million. Sales price changes were not a significant contributing factor to the change in net sales of the FSG and ETG in fiscal 2025.

Our net sales in fiscal 2025 and 2024 by market consisted of approximately 58% and 56% from the commercial aviation industry, respectively, 31% and 32% from the defense and space industries, respectively, and 11% and 12% from other industrial markets including electronics, medical and telecommunications, respectively.

Gross Profit and Operating Expenses

Our consolidated gross profit margin improved to 39.8% in fiscal 2025, up from 38.9% in fiscal 2024, principally reflecting a 1.5% increase in the FSG's gross profit margin. The increase in the FSG's gross profit margin principally reflects the previously mentioned net sales growth within its repair and overhaul parts and services product line and a more favorable product mix within the specialty products product line. Total new product research and development expenses included within our consolidated cost of sales were $120.9 million in fiscal 2025, up from $111.3 million in fiscal 2024.

Our consolidated selling, general and administrative ("SG&A") expenses were $767.5 million in fiscal 2025, as compared to $677.3 million in fiscal 2024. The increase in consolidated SG&A expenses principally reflects $31.0 million attributable to our fiscal 2025 and 2024 acquisitions, $22.8 million due to changes in the estimated fair value of accrued contingent consideration, $17.5 million of higher other selling expenses, and a $15.6 million increase in share-based compensation expense.

Our consolidated SG&A expenses as a percentage of net sales improved to 17.1% in fiscal 2025, down from 17.6% in fiscal 2024. The decrease in consolidated SG&A expenses as a

percentage of net sales principally reflects efficiencies realized from the previously mentioned net sales growth, partially offset by a .5% impact from the previously mentioned changes in the estimated fair value of accrued contingent consideration.

Operating Income

Our consolidated operating income increased by 24% to a record $1,019.0 million in fiscal 2025, up from $824.5 million in fiscal 2024. The increase in consolidated operating income principally reflects a $157.3 million increase (a 27% increase) to a record $750.4 million in operating income of the FSG and a $36.8 million increase (a 13% increase) to a record $325.0 million in operating income of the ETG. The increase in operating income of the FSG principally reflects the previously mentioned net sales growth, improved gross profit margin, and SG&A expense efficiencies realized from the net sales growth. The increase in operating income of the ETG principally reflects the previously mentioned net sales growth and SG&A expense efficiencies realized from the net sales growth.

Our consolidated operating income as a percentage of net sales improved to 22.7% in fiscal 2025, up from 21.4% in fiscal 2024. The increase in consolidated operating income as a percentage of net sales principally reflects an increase in the FSG's operating income as a percentage of net sales to 24.1% in fiscal 2025, up from 22.5% in fiscal 2024, and an increase in the ETG's operating income as a percentage of net sales to 23.0% in fiscal 2025, up from 22.8% in fiscal 2024. The increase in the FSG's operating income as a percentage of net sales principally reflects the previously mentioned improved gross profit margin.

Interest Expense

Interest expense decreased to $129.9 million in fiscal 2025, down from $149.3 million in fiscal 2024. The decrease in interest expense was principally due to a lower weighted-average interest rate on borrowings outstanding under our revolving credit facility and a decrease in the amount of outstanding debt.

Other Income

Other income in fiscal 2025 and 2024 was not material.

Income Tax Expense

Our effective tax rate decreased to 16.6% in fiscal 2025, down from 17.5% in fiscal 2024. The decrease in our effective tax rate principally reflects a larger tax benefit from stock option exercises recognized in the first quarter of fiscal 2025. We recognized a discrete tax benefit from stock option exercises in the first quarter of fiscal 2025 and 2024 of $27.2 million and $13.6 million, respectively.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests relates to the 20% noncontrolling interest held by Lufthansa Technik AG in HEICO Aerospace Holdings Corp. and the noncontrolling interests held by others in certain subsidiaries of the FSG and ETG. Net income attributable to noncontrolling interests was $55.2 million in fiscal 2025, as compared to $45.0 million in fiscal 2024. The increase in net income attributable to noncontrolling interests principally reflects improved operating results of certain subsidiaries of the FSG and ETG in which noncontrolling interests are held.

Net Income Attributable to HEICO

Net income attributable to HEICO increased by 34% to a record $690.4 million, or $4.90 per diluted share, in fiscal 2025, up from $514.1 million, or $3.67 per diluted share, in fiscal 2024, principally reflecting the previously mentioned higher consolidated operating income.

Outlook

Looking ahead to fiscal 2026, we anticipate net sales growth in both the FSG and ETG, driven by organic growth from increased demand for the majority of our products as well as growth through our recent acquisitions. We will continue to pursue selective acquisition opportunities to complement this growth. Our disciplined financial management remains dedicated to creating long-term shareholder value through a balanced combination of making strategic acquisitions and organic expansion, while maintaining financial resilience and flexibility.

Inflation

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on net income attributable to HEICO has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions as well as selective price increases.

Liquidity and Capital Resources

The following table summarizes our capitalization (in thousands):

	As of October 31,	
	2025	**2024**
Cash and cash equivalents	$217,781	$162,103
Total debt (including current portion)	2,167,945	2,229,374
Shareholders' equity	4,379,175	3,697,406
Total capitalization (debt plus equity)	6,547,120	5,926,780
Total debt to total capitalization	33%	38%

Our principal uses of cash include acquisitions, interest payments, capital expenditures, cash dividends, distributions to noncontrolling interests and working capital needs. Capital expenditures in fiscal 2026 are anticipated to be approximately $80 to $90 million. We finance our activities primarily from our operating and financing activities, including borrowings under our revolving credit facility.

As of December 19, 2025, we had approximately $1,078 million of unused committed availability under the terms of our revolving credit facility. Based on our current outlook, we believe that net cash provided by operating activities and available borrowings under our revolving credit facility will be sufficient to fund our cash requirements for at least the next twelve months.

Operating Activities

Net cash provided by operating activities was $934.3 million in fiscal 2025 and consisted primarily of net income from consolidated operations of $745.6 million, depreciation and amortization expense of $196.1 million (a non-cash item), $34.4 million in share-based compensation expense (a non-cash item), net changes in other long-term liabilities and assets related to the HEICO Corporation Leadership Compensation Plan (the "LCP") of $23.5 million (principally participant deferrals and employer contributions), and $20.4 million in employer contributions to the HEICO Savings and Investment Plan (a non-cash item), partially offset by a $58.7 million increase in net working capital and a $48.6 million deferred income tax benefit (a non-cash item). The increase in net working capital is inclusive of a $75.6 million increase in accounts receivable resulting from increased net sales and timing of collections, and a $44.9 million increase in inventories to support an increase in consolidated backlog, partially offset by a $44.6 million increase in accrued expenses and other current liabilities and a $15.4 million decrease in prepaid expenses and other current assets.

Net cash provided by operating activities increased by $261.9 million (a 39% increase) in fiscal 2025, up from $672.4 million in fiscal 2024. The increase is principally attributable to a $186.5 million increase in net income from consolidated operations, an $84.3 million decrease in net working capital, principally reflecting a lower investment in inventories, a $22.8 million increase in accrued contingent consideration, a $20.7 million increase in depreciation and amortization expense and a $15.6 million increase in share-based compensation expense, partially offset by a $42.7 million decrease in the "Other" caption mainly from a larger receipt of advance long-term customer deposits in fiscal 2024 and a $26.6 million increase in deferred income tax benefits.

Net cash provided by operating activities was $672.4 million in fiscal 2024 and consisted primarily of net income from consolidated operations of $559.1 million, depreciation and amortization expense of $175.3 million (a non-cash item), net changes of $53.5 million included in the "Other" caption (principally the receipt of advance deposits on certain long-term customer contracts), net changes in other long-term liabilities and assets related to the LCP of $21.6 million (principally participant deferrals and employer contributions), and $7.5 million of intangible asset impairment expense (a non-cash item), partially offset by a $143.0 million

increase in net working capital. The increase in net working capital principally reflects a $132.9 million increase in inventories to support an increase in consolidated backlog.

Investing Activities

Net cash used in investing activities totaled $731.7 million in fiscal 2025 and related primarily to acquisitions of $629.8 million, capital expenditures of $72.9 million, and LCP funding of $33.0 million. Further details regarding our acquisitions may be found in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

Net cash used in investing activities totaled $293.2 million in fiscal 2024 and related primarily to acquisitions of $219.3 million, capital expenditures of $58.3 million, and LCP funding of $19.9 million.

Financing Activities

Net cash used in financing activities in fiscal 2025 totaled $150.7 million. During fiscal 2025, we made $550.0 million of payments on our revolving credit facility, $38.5 million of distributions to noncontrolling interests, paid $32.0 million of cash dividends on our common stock, and redeemed $22.4 million of common stock related to stock option exercises, partially offset by $495.0 million of borrowings on our revolving credit facility to fund certain fiscal 2025 acquisitions.

Net cash used in financing activities in fiscal 2024 totaled $389.4 million. During fiscal 2024, we made $365.0 million of payments on our revolving credit facility and $34.3 million of distributions to noncontrolling interests, redeemed $29.9 million of common stock related to stock option exercises, paid $29.1 million of cash dividends on our common stock and $26.6 million to acquire certain noncontrolling interests, and made $24.8 million of contingent consideration payments and $13.9 million of net payments on short-term debt, partially offset by $130.0 million of borrowings on our revolving credit facility to fund certain fiscal 2024 acquisitions.

Revolving Credit Facility

In November 2017, we entered into a $1.3 billion Revolving Credit Facility Agreement ("Credit Facility") with a bank syndicate. The Credit Facility may be used to finance acquisitions and for working capital and other general corporate purposes, including capital expenditures. In December 2020, we entered into an amendment to increase the capacity by $200 million to $1.5 billion. In April 2022, we entered into an amendment to extend the maturity date of our Credit Facility by one year to November 2024 and to replace the Eurocurrency Rate with Adjusted Term SOFR as an election in which borrowings under the Credit Facility accrue interest, as such capitalized terms are defined in the Credit Facility. In July 2023, we entered into a third amendment to our Credit Facility, to, among other things, (i) increase the capacity by $500 million to $2.0 billion, (ii) extend the maturity date to July 2028, and (iii) increase the applicable rate with respect to certain total leverage ratio tiers in the pricing

grid. The Credit Facility includes a feature that will allow us to increase the capacity by $750 million to become a $2.75 billion facility through increased commitments from existing lenders.

Borrowings under the Credit Facility accrue interest at our election of the Base Rate or Adjusted Term SOFR, plus in each case, the Applicable Rate (based on the Company's Total Leverage Ratio), as such capitalized terms are defined in the Credit Facility. The Base Rate for any day is a fluctuating rate per annum equal to the highest of (i) the Prime Rate; (ii) the Federal Funds Rate plus .50%; and (iii) Adjusted Term SOFR for an Interest Period of one month plus 100 basis points. Adjusted Term SOFR is the rate per annum equal to Term SOFR plus a Term SOFR Adjustment of .10%; provided that Adjusted Term SOFR as so determined shall never be less than 0%. The Applicable Rate for SOFR Loans ranges from 1.125% to 2.00%. The Applicable Rate for Base Rate Loans ranges from .125% to 1.00%. A fee is charged on the amount of the unused commitment ranging from .15% to .35% (depending on the Company's Total Leverage Ratio). The Credit Facility also includes a $200 million sublimit for swingline borrowings and $100 million sublimits for borrowings made in foreign currencies and for letters of credit. Outstanding principal, accrued and unpaid interest and other amounts payable under the Credit Facility may be accelerated upon an event of default, as such events are described in the Credit Facility. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of a Total Leverage Ratio and an Interest Coverage Ratio, as such capitalized terms are defined in the Credit Facility. We were in compliance with all financial and nonfinancial covenants of the Credit Facility as of October 31, 2025.

Senior Unsecured Notes

On July 27, 2023, we completed the public offer and sale of senior unsecured notes, which consisted of $600 million principal amount of 5.25% Senior Notes due August 1, 2028 (the "2028 Notes") and $600 million principal amount of 5.35% Senior Notes due August 1, 2033 (the "2033 Notes" and, collectively with the 2028 Notes, the "Notes"). Interest on the Notes is payable semi-annually in arrears on February 1 and August 1 of each year, and commenced on February 1, 2024. The 2028 Notes and 2033 Notes each have an effective interest rate of 5.5%. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by all of our existing and future subsidiaries that guarantee our obligations under the Credit Facility (the "Guarantor Group"). We were in compliance with all covenants related to the Notes as of October 31, 2025.

Other Obligations and Commitments

The holders of equity interests in certain of our subsidiaries have rights ("Put Rights") that require us to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. As of October 31, 2025, management's estimate of the aggregate Redemption Amount of all Put Rights that we could be required to pay is approximately $467.4 million, which is included within redeemable noncontrolling interests in our Consolidated Balance Sheet. The estimated aggregate Redemption Amount of the Put Rights that are currently puttable, previously put, or becoming

puttable during fiscal 2026 is approximately $191.4 million, of which approximately $94.6 million would be payable in fiscal 2026 should all of the eligible associated noncontrolling interest holders elect to exercise their Put Rights during fiscal 2026. See Note 13, Redeemable Noncontrolling Interests, of the Notes to Consolidated Financial Statements for further information.

See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements for information regarding our long-term debt obligations.

See Note 8, Fair Value Measurements, of the Notes to Consolidated Financial Statements for information pertaining to contingent consideration obligations. As of October 31, 2025, none of the estimated fair value of contingent consideration was payable in fiscal 2026.

See Note 9, Leases, of the Notes to Consolidated Financial Statements for information pertaining to future minimum lease payments relating to the Company's operating and finance lease obligations.

Guarantor Group Summarized Financial Information

The Notes were issued pursuant to an Indenture, dated as of July 27, 2023 (the "Base Indenture"), between HEICO and certain of its subsidiaries (collectively, the "Subsidiary Guarantors") and Truist Bank, as trustee (the "Trustee"), as supplemented by a First Supplemental Indenture, dated as of July 27, 2023 (the "First Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), between us, the Subsidiary Guarantors and the Trustee. The Notes are direct, unsecured senior obligations of HEICO and rank equally in right of payment with all of our existing and future senior unsecured indebtedness. Each Subsidiary Guarantor is owned either directly or indirectly by the Company and jointly and severally guarantee our obligations under the Notes. None of the Subsidiary Guarantors are organized outside of the U.S. A list of the Subsidiary Guarantors is set forth in Exhibit 22 to this Annual Report on Form 10-K.

Under the Indenture, holders of the Notes will be deemed to have consented to the release of a subsidiary guarantee provided by a subsidiary guarantor, without any action required on the part of the Trustee or any holder of the Notes, upon such subsidiary guarantor ceasing to guarantee or to be an obligor with respect to the Credit Facility. Accordingly, if the lenders under the Credit Facility release a subsidiary guarantor from its guarantee of, or obligations as a borrower under, the Credit Facility, the obligations of the subsidiary guarantors to guarantee the Notes will immediately terminate. If any of our future subsidiaries incur obligations under the Credit Facility while the Notes are outstanding, then such subsidiary will be required to guarantee the Notes.

In addition, a subsidiary guarantor will be released and relieved from all its obligations under its subsidiary guarantee in the following circumstances, each of which is permitted by the indenture:

- upon the sale or other disposition (including by way of consolidation or merger), in one transaction or a series of related transactions, of a majority of the total voting stock of such subsidiary guarantor (other than to us or any of our affiliates); or
- upon the sale or disposition of all or substantially all the property of such subsidiary guarantor (other than to any of our affiliates or another subsidiary guarantor);

provided, however, that, in each case, such transaction is permitted by the Credit Facility and after giving effect to such transaction, such subsidiary guarantor is no longer liable for any subsidiary guarantee or other obligations in respect of the Credit Facility. The subsidiary guarantee of a subsidiary guarantor also will be released if we exercise our legal defeasance, covenant defeasance option or discharge the Indenture.

We conduct our operations almost entirely through our subsidiaries. Accordingly, the Guarantor Group's cash flow and ability to service any guaranteed registered debt securities will depend on the earnings of our subsidiaries and the distribution of those earnings to the Guarantor Group, including the earnings of the non-guarantor subsidiaries, whether by dividends, loans or otherwise. Holders of the guaranteed registered debt securities will have a direct claim only against the Guarantor Group.

The following tables include summarized financial information for the Guarantor Group (in thousands). The information for the Guarantor Group is presented on a combined basis, excluding intercompany balances and transactions between us and the Guarantor Group and excluding investments in and equity in the earnings of non-guarantor subsidiaries. The Guarantor Group's amounts due from, amounts due to, and transactions with non-guarantor subsidiaries have been presented in separate line items. The consolidating schedules are provided in accordance with the reporting requirements of Rule 13-01 under SEC Regulation S-X for the issuer and guarantor subsidiaries.

	As of October 31, 2025
Current assets (excluding net intercompany receivable from non-guarantor subsidiaries)	$1,927,805
Noncurrent assets	5,280,470
Net intercompany receivable from/ (payable to) non-guarantor subsidiaries	260,672
Current liabilities (excluding net intercompany payable to non-guarantor subsidiaries)	721,365
Noncurrent liabilities	2,751,782
Redeemable noncontrolling interests	337,818
Noncontrolling interests	63,792

	Year ended October 31, 2025
Net sales	$3,808,827
Gross profit	1,487,664
Operating income	879,170
Net income from consolidated operations	739,571
Net income attributable to HEICO	695,407

	Year ended October 31, 2025
Intercompany net sales	$13,182
Intercompany management fee	4,236
Intercompany interest income	9,488
Intercompany dividends	99,327

Critical Accounting Estimates

We believe that the following are our most critical accounting estimates, which require management to make judgments about matters that are inherently uncertain.

Assumptions utilized to determine fair value in connection with business combinations, contingent consideration arrangements and in goodwill and intangible assets impairment tests are highly judgmental. If there is a material change in such assumptions or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge. See Item 1A., *Risk Factors*, for a list of factors which may cause our actual results to differ materially from anticipated results.

Valuation of Inventory

Inventory is reported at the lower of cost or net realizable value, determined using either the first-in, first-out method or the average cost basis. Any losses are recognized entirely in the period of identification.

We regularly assess the carrying value of inventory, considering factors such as its physical condition, sales trends, and anticipated future demand to estimate provisions for slow-moving, obsolete, or damaged inventory. Our inventory valuation reserves are established through analysis and estimates that consider many factors such as current order levels, forecasted demand, market conditions, and expected product life cycles. Changes in business or economic conditions, consumer confidence, market dynamics, demand fluctuations, evolving technology, or inaccurate demand projections may necessitate adjustments to these reserves. Should actual market conditions deviate from management's expectations, additional provisions for excess and obsolete inventory could be required and may be material to our results of operations. Changes

in estimates did not have a material effect on net income from consolidated operations in fiscal 2025, 2024 and 2023.

Business Combinations

We allocate the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities and any noncontrolling interests assumed based on their estimated fair values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities and noncontrolling interests assumed requires management's judgment and often involves the use of significant estimates and assumptions. For example, the fair value of intangible assets acquired considers forecasts of future cash flows, revenue, earnings, royalty rates, discount rates and asset lives. We determine the fair values of intangible assets acquired generally in consultation with third-party valuation advisors.

As part of the agreement to acquire certain subsidiaries, we may be obligated to pay contingent consideration should the acquired entity meet certain earnings objectives subsequent to the date of acquisition. As of the acquisition date, contingent consideration is recorded at fair value as determined using a probability-based scenario analysis approach. Under this method, a set of discrete potential future subsidiary earnings is determined using internal estimates based on various revenue growth rate assumptions for each scenario. A probability of likelihood is then assigned to each discrete potential future earnings estimate and the resultant contingent consideration is calculated and discounted using a weighted average discount rate reflecting the credit risk of HEICO. Changes in either the revenue growth rates, related earnings or the discount rate could result in a material change to the amount of contingent consideration accrued. As of October 31, 2025 and 2024, $46.2 million and $30.2 million of contingent consideration was accrued within our Consolidated Balance Sheets, respectively. During fiscal 2025, 2024 and 2023, such fair value measurement adjustments resulted in net increases (decreases) to SG&A expenses of $12.9 million, ($9.9) million and ($.7) million, respectively. For further information regarding our contingent consideration arrangements, see Note 8, Fair Value Measurements, of the Notes to Consolidated Financial Statements.

Valuation of Goodwill and Other Intangible Assets

We test goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. When testing goodwill for impairment, we may perform a qualitative assessment as the initial step for all or selected reporting units. We are also allowed to bypass the qualitative analysis and perform a quantitative analysis if desired.

When performing the qualitative test, we consider factors including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, entity specific factors such as strategy and changes in key personnel, and overall financial performance. If, after completing this assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a quantitative impairment test.

When performing the quantitative impairment test, we compare the fair value of each of our reporting units to its carrying value to determine potential impairment and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its fair value. The fair values of our reporting units are determined using a weighted average of a market approach and an income approach. The market approach estimates the value of reporting units by comparing to guideline public companies or guideline transactions. Various valuation multiples are calculated utilizing financial data of companies that are economically and operationally similar resulting in ranges of multiples. Judgmental adjustments are often necessary to ensure comparability. The selection of the appropriate multiple within a range requires judgment, considering various qualitative and quantitative factors. Changes in assumptions or estimates could materially affect the estimated fair value of our reporting units and the potential for impairment. The income approach estimates fair value by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounting them using an estimated weighted average cost of capital. Assumptions used in the analysis include estimated future revenues and expenses, the weighted average cost of working capital, capital expenditures, and other variables. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Based on the annual goodwill impairment test as of October 31, 2025, 2024 and 2023, we determined there was no impairment of our goodwill. The fair value of each of our reporting units calculated as part of our quantitative impairment test significantly exceeded its carrying value as of October 31, 2025.

We test each non-amortizing intangible asset (principally trade names) for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of our trade names, we utilize an income approach, which relies upon management's assumptions of royalty rates, projected revenues and discount rates. We also test each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires us to make a number of estimates, assumptions and judgments of underlying factors such as projected revenues and related earnings as well as discount rates. Based on the intangible impairment tests conducted, we recognized no impairment loss in fiscal 2025, an aggregate impairment loss of $7.5 million during fiscal 2024, and an immaterial impairment loss in fiscal 2023. The impairment loss we recognized in fiscal 2024 related to the write-down of trade names at two ETG subsidiaries due to a reduction in the expected future cash flows associated with such intangible assets. The impairment loss was recorded as a component of SG&A expenses in the Company's Consolidated Statement of Operations. See Note 8, Fair Value Measurements, for additional information regarding the Company's fiscal 2024 impairment loss.

New Accounting Pronouncements

See Note 1, Summary of Significant Accounting Policies - New Accounting Pronouncements, of the Notes to Consolidated Financial Statements for additional information.

Forward-Looking Statements

Certain statements in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to risks, uncertainties and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed in or implied by those forward-looking statements. Factors that could cause such differences include, among others:

- The severity, magnitude and duration of public health threats;

- Our liquidity and the amount and timing of cash generation;

- Lower commercial air travel, airline fleet changes or airline purchasing decisions, which could cause lower demand for our goods and services;

- Product specification costs and requirements, which could cause an increase in our costs to complete contracts;

- Governmental and regulatory demands, export policies and restrictions, reductions in defense, space or homeland security spending by U.S. and/or foreign customers or competition from existing and new competitors, which could reduce our sales;

- Our ability to introduce new products and services at profitable pricing levels, which could reduce our sales or sales growth;

- Product development or manufacturing difficulties, which could increase our product development and manufacturing costs and delay sales;

- Cybersecurity events or other disruptions of our information technology systems could adversely affect our business; and

- Our ability to make acquisitions, including obtaining any applicable domestic and/or foreign governmental approvals, and achieve operating synergies from acquired businesses; customer credit risk; interest, foreign currency exchange and income tax rates; and economic conditions, including the effects of inflation, within and outside of the aviation, defense, space, medical, telecommunications and electronics industries, which could negatively impact our costs and revenues.

For further information on these and other factors that potentially could materially affect our financial results, see Item 1A, *Risk Factors*. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We have exposure to interest rate risk, mainly related to our revolving credit facility, which has variable interest rates. Interest rate risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. Based on our aggregate outstanding variable rate debt balance of $960 million as of October 31, 2025, a hypothetical 10% increase in interest rates would not have a material effect on our results of operations, financial position or cash flows. We also maintain a portion of our cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2025 would not have a material effect on our results of operations, financial position or cash flows.

Foreign Currency Risk

We have several foreign subsidiaries that utilize a functional currency other than the U.S. dollar, or principally the Euro. Accordingly, changes in exchange rates between such foreign currencies and the U.S. dollar will affect the translation of the financial results of our foreign subsidiaries into the U.S. dollar for purposes of reporting our consolidated financial results. A hypothetical 10% weakening in the exchange rate of the Euro to the U.S. dollar as of October 31, 2025 would not have a material effect on our results of operations, financial position or cash flows.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

HEICO CORPORATION AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended October 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 22, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Finance/ Audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories, net - Flight Support Group - Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

Inventory is stated at the lower of cost or net realizable value. The Company periodically evaluates the carrying value of inventory, which requires management to make significant estimates and assumptions related to sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving or obsolete inventory. Changes in the assumptions related to future demand and sales patterns could have a significant impact on the valuation of finished goods inventory for certain of the Company's distribution and aftermarket parts business units in the Flight Support Group operating segment.

Given the magnitude of the inventory balances at these business units, coupled with the judgments necessary to project sales patterns and expected future demand within these business units, auditing such estimates required a high degree of auditor judgment and an increased extent of effort when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the expected future demand and sales patterns used by management to estimate the valuation reserve on inventory included the following, among others:

- We tested the effectiveness of controls, including those related to evaluating the reasonableness of expected future demand and sales patterns.

- We evaluated the reasonableness of management's assumptions of future demand and sales patterns by performing the following:

  ◦ Utilized historical inventory usage data to analyze the relationship between the inventory valuation reserve calculated, the inventory on hand, and the sales trends over time.

- Compared management's assumptions to available external market data for certain inventory items.

- We evaluated the accuracy and completeness of the valuation reserve by developing an expectation of the reserve balance at the business unit level and comparing it to the recorded balance.

- We tested changes in the inventory valuation reserve and evaluated whether such changes were the result of the sale or write-off of inventory parts or the result of changes in the significant assumptions used to develop the valuation reserve.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
December 22, 2025

We have served as the Company's auditor since 1990.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of October 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$217,781	$162,103
Accounts receivable, net	637,615	538,487
Contract assets	119,257	112,235
Inventories, net	1,295,336	1,170,949
Prepaid expenses and other current assets	86,377	78,518
Total current assets	2,356,366	2,062,292
Property, plant and equipment, net	431,710	339,034
Goodwill	3,661,624	3,380,295
Intangible assets, net	1,471,440	1,334,774
Other assets	579,294	476,427
Total assets	$8,500,434	$7,592,822
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	$3,358	$4,107
Trade accounts payable	231,040	198,429
Accrued expenses and other current liabilities	577,624	427,781
Income taxes payable	19,982	33,534
Total current liabilities	832,004	663,851
Long-term debt, net of current maturities	2,164,587	2,225,267
Deferred income taxes	107,186	114,156
Other long-term liabilities	550,124	525,986
Total liabilities	3,653,901	3,529,260
Commitments and contingencies (Note 16)		
Redeemable noncontrolling interests (Note 13)	467,358	366,156
Shareholders' equity:		
Preferred Stock, $.01 par value per share; 10,000 shares authorized; none issued	—	—
Common Stock, $.01 par value per share; 150,000 shares authorized; 55,143 and 54,986 shares issued and outstanding	551	550
Class A Common Stock, $.01 par value per share; 150,000 shares authorized; 84,198 and 83,827 shares issued and outstanding	842	838
Capital in excess of par value	650,667	599,399
Deferred compensation obligation	8,096	7,272
HEICO stock held by irrevocable trust	(8,096)	(7,272)
Accumulated other comprehensive income (loss)	5,581	(26,076)
Retained earnings	3,647,678	3,062,166
Total HEICO shareholders' equity	4,305,319	3,636,877
Noncontrolling interests	73,856	60,529
Total shareholders' equity	4,379,175	3,697,406
Total liabilities and equity	$8,500,434	$7,592,822

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended October 31,		
	2025	**2024**	**2023**
Net sales	$4,485,044	$3,857,669	$2,968,105
Operating costs and expenses:			
Cost of sales	2,698,580	2,355,943	1,814,617
Selling, general and administrative expenses	767,466	677,271	528,149
Total operating costs and expenses	3,466,046	3,033,214	2,342,766
Operating income	1,018,998	824,455	625,339
Interest expense	(129,877)	(149,313)	(72,984)
Other income	4,433	2,444	2,928
Income before income taxes and noncontrolling interests	893,554	677,586	555,283
Income tax expense	148,000	118,500	110,900
Net income from consolidated operations	745,554	559,086	444,383
Less: Net income attributable to noncontrolling interests	55,169	44,977	40,787
Net income attributable to HEICO	$690,385	$514,109	$403,596
Net income per share attributable to HEICO shareholders:			
Basic	$4.97	$3.71	$2.94
Diluted	$4.90	$3.67	$2.91
Weighted average number of common shares outstanding:			
Basic	139,048	138,455	137,185
Diluted	140,771	140,198	138,905

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year ended October 31,		
	2025	**2024**	**2023**
Net income from consolidated operations	$745,554	$559,086	$444,383
Other comprehensive income:			
Foreign currency translation adjustments	32,063	13,983	6,905
Unrealized (loss) gain on defined benefit pension plan, net of tax	(200)	554	59
Amortization of unrealized loss on defined benefit pension plan, net of tax	3	52	56
Total other comprehensive income	31,866	14,589	7,020
Comprehensive income from consolidated operations	777,420	573,675	451,403
Net income attributable to noncontrolling interests	55,169	44,977	40,787
Foreign currency translation adjustments attributable to noncontrolling interests	209	485	701
Comprehensive income attributable to noncontrolling interests	55,378	45,462	41,488
Comprehensive income attributable to HEICO	$722,042	$528,213	$409,915

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended October 31, 2025 and 2024
(in thousands, except per share data)

	Redeemable Noncontrolling Interests	HEICO Shareholders' Equity							Noncontrolling Interests	Total Shareholders' Equity
		Common Stock	Class A Common Stock	Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Income (Loss)	Retained Earnings		
Balances as of October 31, 2024	$366,156	$550	$838	$599,399	$7,272	($7,272)	($26,076)	$3,062,166	$60,529	$3,697,406
Comprehensive income	40,425	—	—	—	—	—	31,657	690,385	14,953	736,995
Cash dividends ($.23 per share)	—	—	—	—	—	—	—	(31,968)	—	(31,968)
Share-based compensation expense	—	—	—	34,381	—	—	—	—	—	34,381
Issuance of common stock to HEICO Savings and Investment Plan	—	1	1	18,858	—	—	—	—	—	18,860
Proceeds from stock option exercises	—	1	2	13,209	—	—	—	—	—	13,212
Issuance of common stock for an acquisition	—	—	1	10,122	—	—	—	—	—	10,123
Redemptions of common stock related to stock option exercises	—	(1)	—	(22,385)	—	—	—	—	—	(22,386)
Distributions to noncontrolling interests	(36,571)	—	—	—	—	—	—	—	(1,626)	(1,626)
Noncontrolling interests assumed related to acquisitions	27,904	—	—	—	—	—	—	—	—	—
Acquisitions of noncontrolling interests	(5,773)	—	—	—	—	—	—	—	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	72,417	—	—	—	—	—	—	(72,417)	—	(72,417)
Deferred compensation obligation	—	—	—	—	824	(824)	—	—	—	—
Other	2,800	—	—	(2,917)	—	—	—	(488)	—	(3,405)
Balances as of October 31, 2025	$467,358	$551	$842	$650,667	$8,096	($8,096)	$5,581	$3,647,678	$73,856	$4,379,175

	Redeemable Noncontrolling Interests	HEICO Shareholders' Equity							Noncontrolling Interests	Total Shareholders' Equity
		Common Stock	Class A Common Stock	Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Loss	Retained Earnings		
Balances as of October 31, 2023	$364,807	$547	$835	$578,809	$6,318	($6,318)	($40,180)	$2,605,984	$47,156	$3,193,151
Comprehensive income	31,134	—	—	—	—	—	14,104	514,109	14,328	542,541
Cash dividends ($.21 per share)	—	—	—	—	—	—	—	(29,069)	—	(29,069)
Issuance of common stock to HEICO Savings and Investment Plan	—	1	1	15,994	—	—	—	—	—	15,996
Share-based compensation expense	—	—	—	18,775	—	—	—	—	—	18,775
Proceeds from stock option exercises	—	3	3	7,945	—	—	—	—	—	7,951
Redemptions of common stock related to stock option exercises	—	(1)	(1)	(29,910)	—	—	—	—	—	(29,912)
Distributions to noncontrolling interests	(33,478)	—	—	—	—	—	—	—	(955)	(955)
Acquisitions of noncontrolling interests	(26,567)	—	—	—	—	—	—	—	—	—
Noncontrolling interests assumed related to acquisitions	8,783	—	—	—	—	—	—	—	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	29,143	—	—	—	—	—	—	(29,143)	—	(29,143)
Deferred compensation obligation	—	—	—	—	954	(954)	—	—	—	—
Other	(7,666)	—	—	7,786	—	—	—	285	—	8,071
Balances as of October 31, 2024	$366,156	$550	$838	$599,399	$7,272	($7,272)	($26,076)	$3,062,166	$60,529	$3,697,406

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Year Ended October 31, 2023
(in thousands, except per share data)

	Redeemable Noncontrolling Interests	HEICO Shareholders' Equity							Noncontrolling Interests	Total Shareholders' Equity
		Common Stock	Class A Common Stock	Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Loss	Retained Earnings		
Balances as of October 31, 2022	$327,601	$545	$821	$397,337	$5,297	($5,297)	($46,499)	$2,253,932	$42,170	$2,648,306
Comprehensive income	29,565	—	—	—	—	—	6,319	403,596	11,923	421,838
Cash dividends ($.20 per share)	—	—	—	—	—	—	—	(27,370)	—	(27,370)
Issuance of common stock for an acquisition	—	—	11	161,362	—	—	—	—	—	161,373
Issuance of common stock to HEICO Savings and Investment Plan	—	—	—	13,677	—	—	—	—	—	13,677
Share-based compensation expense	—	—	—	15,475	—	—	—	—	—	15,475
Proceeds from stock option exercises	—	2	3	6,708	—	—	—	—	—	6,713
Redemptions of common stock related to stock option exercises	—	—	—	(14,847)	—	—	—	—	—	(14,847)
Distributions to noncontrolling interests	(29,654)	—	—	—	—	—	—	—	(6,937)	(6,937)
Acquisitions of noncontrolling interests	(1,059)	—	—	(1,674)	—	—	—	—	—	(1,674)
Noncontrolling interests assumed related to acquisitions	12,137	—	—	—	—	—	—	—	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	23,866	—	—	—	—	—	—	(23,866)	—	(23,866)
Deferred compensation obligation	—	—	—	—	1,021	(1,021)	—	—	—	—
Other	2,351	—	—	771	—	—	—	(308)	—	463
Balances as of October 31, 2023	$364,807	$547	$835	$578,809	$6,318	($6,318)	($40,180)	$2,605,984	$47,156	$3,193,151

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended October 31,		
	2025	2024	2023
Operating Activities:			
Net income from consolidated operations	$745,554	$559,086	$444,383
Adjustments to reconcile net income from consolidated operations to net cash provided by operating activities:			
Depreciation and amortization	196,076	175,331	130,043
Share-based compensation expense	34,381	18,775	15,475
Employer contributions to HEICO Savings and Investment Plan	20,441	17,617	15,276
Increase (decrease) in accrued contingent consideration, net	12,920	(9,884)	(686)
Impairment of intangible assets	—	7,500	—
Amendment and termination of contingent consideration agreement	—	—	(9,057)
Payment of contingent consideration	(2,190)	(6,203)	(6,299)
Deferred income tax benefit	(48,565)	(22,002)	(26,531)
Changes in operating assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(75,576)	(20,815)	(65,595)
(Increase) decrease in contract assets	(6,510)	1,294	(11,642)
Increase in inventories	(44,850)	(132,934)	(124,782)
Decrease (increase) in prepaid expenses and other current assets	15,423	(23,029)	5,599
Increase (decrease) in trade accounts payable	27,593	(9,823)	10,975
Increase in accrued expenses and other current liabilities	44,605	22,095	72,589
(Decrease) increase in income taxes payable	(19,427)	20,220	(4,505)
Net changes in other long-term liabilities and assets related to HEICO Leadership Compensation Plan	23,533	21,618	13,512
Other	10,858	53,524	(10,020)
Net cash provided by operating activities	934,266	672,370	448,735
Investing Activities:			
Acquisitions, net of cash acquired	(629,828)	(219,293)	(2,421,788)
Capital expenditures	(72,886)	(58,261)	(49,434)
Investments related to HEICO Leadership Compensation Plan	(32,958)	(19,910)	(18,892)
Other	3,981	4,264	5,647
Net cash used in investing activities	(731,691)	(293,200)	(2,484,467)
Financing Activities:			
Payments on revolving credit facility	(550,000)	(365,000)	(989,000)
Proceeds from issuance of senior unsecured notes	—	—	1,189,452
Borrowings on revolving credit facility	495,000	130,000	1,964,000
Distributions to noncontrolling interests	(38,484)	(34,318)	(36,591)
Cash dividends paid	(31,968)	(29,069)	(27,370)
Redemptions of common stock related to stock option exercises	(22,386)	(29,912)	(14,847)
Payment of contingent consideration	(5,954)	(24,797)	(12,610)
Acquisitions of noncontrolling interests	(5,773)	(26,567)	(2,733)
Payments on short-term debt, net	—	(13,924)	(1,593)
Debt issuance costs	—	—	(10,060)
Proceeds from stock option exercises	13,212	7,951	6,713
Other	(4,324)	(3,757)	(312)
Net cash (used in) provided by financing activities	(150,677)	(389,393)	2,065,049
Effect of exchange rate changes on cash	3,780	1,278	2,227
Net increase (decrease) in cash and cash equivalents	55,678	(8,945)	31,544
Cash and cash equivalents at beginning of year	162,103	171,048	139,504
Cash and cash equivalents at end of year	$217,781	$162,103	$171,048

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

HEICO Corporation, through its principal subsidiaries consisting of HEICO Aerospace Holdings Corp. ("HEICO Aerospace"), HEICO Flight Support Corp. ("HFSC") and HEICO Electronic Technologies Corp. ("HEICO Electronic") and their respective subsidiaries (collectively, the "Company"), is principally engaged in the design, manufacture and sale of aerospace, defense and electronic-related products and services throughout the United States ("U.S.") and internationally. The Company's customer base is primarily the aviation, defense, space, medical, telecommunications and electronics industries.

Basis of Presentation

The Company has two operating segments: the Flight Support Group ("FSG"), consisting of HEICO Aerospace and HFSC and their respective subsidiaries; and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries.

The consolidated financial statements include the financial accounts of HEICO Corporation and its direct subsidiaries, all of which are wholly owned except for HEICO Aerospace, which is 20% owned by Lufthansa Technik AG ("LHT"), the technical services subsidiary of Lufthansa German Airlines. HFSC consolidates seven subsidiaries which are 74%, 82%, 84%, 85.1%, 89%, 95%, and 96% owned, respectively, three subsidiaries that are each 90% owned and four subsidiaries that are each 80.1% owned. In addition, HEICO Aerospace consolidates a joint venture, which is 84% owned. HEICO Electronic consolidates four subsidiaries that are each 80.1% owned, two subsidiaries that are each 75% owned, two subsidiaries that are each 92.5% owned, and seven subsidiaries which are 80.4%, 82.5%, 90%, 90.7%, 92.4%, 92.7%, and 95.9% owned, respectively. Certain subsidiaries of HEICO Electronic consolidate subsidiaries that are less than wholly owned. See Note 13, Redeemable Noncontrolling Interests. All intercompany balances and transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments such as U.S. Treasury bills and money market funds with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consist of amounts billed and currently due from customers. The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, age of receivables outstanding and economic conditions within and outside of the aviation, defense, space, medical, telecommunications and electronics industries.

Contract Assets and Contract Liabilities

Contract assets (unbilled receivables) represent revenue recognized on contracts using an over-time recognition model in excess of amounts invoiced to the customer. Contract liabilities (deferred revenue) represent customer advances and billings in excess of revenue recognized and are included within accrued expenses and other current liabilities and other long-term liabilities in the Company's Consolidated Balance Sheets. See Note 6, Revenue, for additional information regarding the Company's contract assets and contract liabilities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company performs ongoing credit evaluations of its customers but does not generally require collateral to support customer receivables.

Inventory

Inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when they are identified. The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made. In

accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation and amortization is generally provided on the straight-line method over the estimated useful lives of the various assets. The Company's property, plant and equipment is generally depreciated over the following estimated useful lives:

Buildings and improvements	10	to	40	years
Machinery and equipment	3	to	10	years
Leasehold improvements	2	to	20	years
Tooling	2	to	5	years

The costs of major additions and improvements are capitalized. Leasehold improvements are amortized over the shorter of the leasehold improvement's useful life or the lease term. Repairs and maintenance costs are expensed as incurred. Upon an asset's disposition, its cost and related accumulated depreciation are removed from the financial accounts and any resulting gain or loss is reflected within earnings.

Leases

The Company's lease arrangements primarily pertain to manufacturing facilities, office buildings, equipment, land and vehicles. The Company evaluates whether a contractual arrangement that provides it with control over the use of an asset is, or contains, a lease at the inception date. The term of a lease is inclusive of any option to renew, extend, or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company classifies a lease as operating or finance using the classification criteria set forth in Accounting Standards Codification ("ASC") Topic 842. HEICO recognizes lease right-of-use ("ROU") assets and corresponding lease liabilities as of the lease commencement date based on the present value of the lease payments over the lease term. The discount rate used to calculate the present value of the Company's leases is based on HEICO's incremental borrowing rate and considers credit risk, the lease term and other available information as of the commencement date since the leases do not provide a readily determinable implicit rate. Variable lease payments that depend on an index or a rate are included in the determination of ROU assets and lease liabilities using the index or rate at the lease commencement date. Variable lease payments that do not depend on an index or rate or resulting from changes in an index or rate subsequent to the lease commencement date, are recorded as lease expense in the period in which the obligation for the payment is incurred. The Company's ROU assets are increased by any prepaid lease payments and initial direct costs and reduced by any lease incentives. The Company's leases do not contain any material residual value guarantees or restrictive covenants. See Note 9, Leases, for additional information regarding the Company's accounting policy for leases.

Business Combinations

The Company allocates the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities and any noncontrolling interests assumed based on their estimated fair values, with any excess recorded as goodwill. The operating results of acquired businesses are included in the Company's results of operations beginning as of their effective acquisition dates. Acquisition costs were not material in fiscal 2025 and 2024. Acquisition costs totaled $25.4 million in fiscal 2023 of which $21.6 million was recorded as a component of selling, general and administrative ("SG&A") expenses and $3.8 million was recorded to interest expense in the Company's Consolidated Statement of Operations. See Note 2, Acquisitions, for additional information regarding the Company's fiscal 2023 acquisition costs.

For contingent consideration arrangements, a liability is recognized at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations. Additional information regarding the Company's contingent consideration arrangements may be found in Note 2, Acquisitions, and Note 8, Fair Value Measurements.

Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. When testing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount. If the Company elects to perform a qualitative assessment and determine that an impairment is more-likely-than-not, the Company is then required to perform a quantitative impairment test, otherwise no further analysis is required. The Company may elect not to perform a qualitative assessment and, instead, proceed directly to a quantitative impairment test. When performing the quantitative impairment test, the Company compares the fair value of each of its reporting units to its carrying value to determine potential impairment and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its fair value. The fair values of the Company's reporting units are determined by using a weighted average of a market approach and an income approach. Under the market approach, fair values are estimated using published market multiples for comparable companies. The Company calculates fair values under the income approach by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounting them using an estimated weighted average cost of capital.

The Company's intangible assets not subject to amortization consist principally of its trade names. The Company's intangible assets subject to amortization are amortized on the straight-line method (except for customer relationships, which are amortized on an accelerated method) over the following estimated useful lives:

Customer relationships	3	to	17	years
Intellectual property	3	to	22	years
Other	5	to	19	years

Amortization expense of intellectual property is recorded as a component of cost of sales and amortization expense of customer relationships is recorded as a component of SG&A expenses in the Company's Consolidated Statements of Operations. The Company tests each non-amortizing intangible asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of its trade names, the Company utilizes an income approach, which relies upon management's assumptions of royalty rates, projected revenues and discount rates. The Company also tests each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires management to make a number of estimates, assumptions and judgments of such factors as projected revenues and earnings and discount rates.

Customer Rebates and Credits

The Company records accrued customer rebates and credits as a component of accrued expenses and other current liabilities in its Consolidated Balance Sheets. These amounts generally relate to discounts negotiated with customers as part of certain sales contracts that are usually tied to sales volume thresholds. The Company accrues customer rebates and credits as a reduction within net sales as the revenue is recognized based on the estimated level of discount rate expected to be earned by each customer over the life of the contractual rebate period (generally one year). Accrued customer rebates and credits are monitored by management and discount levels are updated at least quarterly.

Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims experience.

Defined Benefit Pension Plan

In connection with a prior acquisition, the Company assumed a frozen qualified defined benefit pension plan (the "Plan"). The Plan's benefits are based on employee compensation and years of service; however, the accrued benefit for Plan participants was fixed as of the date of acquisition. The Company uses an actuarial valuation to determine the projected benefit obligation of the Plan and records the difference between the fair value of the Plan's assets and

the projected benefit obligation as of October 31 in other long-term liabilities in its Consolidated Balance Sheets, but reclassifies any excess funded amounts to other long-term assets. Additionally, any actuarial gain or loss that arises during a fiscal year that is not recognized as a component of net periodic pension income or expense is recorded as a component of other comprehensive income or (loss), net of tax. The following table presents the fair value of the Plan's assets and projected benefit obligation as of October 31, for each of the last two fiscal years (in thousands):

| | As of October 31, | |
	2025	2024
Fair value of plan assets	$10,842	$11,165
Projected benefit obligation	9,621	9,875
Funded status	$1,221	$1,290

Revenue Recognition

The Company recognizes revenue when it transfers control of a promised good or service to a customer in an amount that reflects the consideration it expects to receive in exchange for the good or service. The Company's performance obligations are satisfied and control is transferred either at a point in time or over time. The majority of the Company's revenue is recognized at a point in time when control is transferred, which is generally evidenced by the shipment or delivery of the product to the customer, a transfer of title, a transfer of the significant risks and rewards of ownership, and customer acceptance. For certain contracts under which the Company produces products with no alternative use and for which it has an enforceable right to recover costs incurred plus a reasonable profit margin for work completed to date and for certain other contracts under which the Company creates or enhances a customer-owned asset while performing repair and overhaul services, control is transferred to the customer over time. The Company recognizes revenue using an over time recognition model for these types of contracts.

The Company accounts for a contract with a customer when it has approval and commitment from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and it is probable that the Company will collect the consideration to which it is entitled to receive. Customer payment terms related to the sale of products and the rendering of services vary by Company subsidiary and product line. The time between receipt of payment and recognition of revenue for satisfaction of the related performance obligation is not significant.

A performance obligation is a promise within a contract to transfer a distinct good or service to the customer in exchange for payment and is the unit of account for recognizing revenue. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when or as the performance obligation is satisfied. The majority of the Company's contracts have a single performance obligation to transfer goods or services. For contracts with more than one performance obligation, the Company allocates the transaction price to each performance obligation based on its estimated standalone selling price. When standalone selling prices are not available, the transaction price is allocated using an expected

cost-plus margin approach as pricing for such contracts is typically negotiated on the basis of cost.

The Company accounts for contract modifications prospectively when the remaining goods or services are distinct and on a cumulative catch-up basis when the remaining goods or services are not distinct.

The Company provides assurance type warranties on many of its products and services. Since customers cannot purchase such warranties independently of the products or services under contract and they are not priced separately, warranties are not separate performance obligations.

The Company utilizes the cost-to-cost method as a measure of progress for performance obligations that are satisfied over time as it believes this input method best represents the transfer of control to the customer. Under this method, revenue for the current period is recorded at an amount equal to the ratio of costs incurred to date divided by total estimated contract costs multiplied by (i) the transaction price, less (ii) cumulative revenue recognized in prior periods. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation.

Under the cost-to-cost method, the extent of progress toward completion is measured based on the proportion of costs incurred to date to the total estimated costs at completion of the performance obligation. These projections require the Company to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead, capital costs, and manufacturing efficiency. The Company reviews its cost estimates on a periodic basis, or when circumstances change and warrant a modification to a previous estimate. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends and other economic projections.

For certain contracts with similar characteristics and for which revenue is recognized using an over time model, the Company uses a portfolio approach to estimate the amount of revenue to recognize. For each portfolio of contracts, the respective work in process and/or finished goods inventory balances are identified and the portfolio-specific margin is applied to estimate the pro rata portion of the transaction price to recognize in relation to the costs incurred. This approach is utilized only when the resulting revenue recognition is not expected to be materially different than if the accounting was applied to the individual contracts.

Certain of the Company's contracts give rise to variable consideration when they contain items such as customer rebates, credits, volume purchase discounts, penalties and other provisions that may impact the total consideration the Company will receive. The Company includes variable consideration in the transaction price generally by applying the most likely amount method of the consideration that it expects to be entitled to receive based on an assessment of all available information (i.e., historical experience, current and forecasted performance) and only to the extent it is probable that a significant reversal of revenue recognized will not occur when the uncertainty is resolved. The Company estimates variable

consideration by applying the most likely amount method when there are a limited number of outcomes related to the resolution of the variable consideration. See Note 6, Revenue, for additional information regarding the Company's revenue recognition policy.

Changes in estimates that result in adjustments to net sales and cost of sales are recognized as necessary in the period they become known on a cumulative catch-up basis. Changes in estimates did not have a material effect on net income from consolidated operations in fiscal 2025, 2024 and 2023.

Stock-Based Compensation

The Company records compensation expense for stock options in its Consolidated Statements of Operations based on the grant-date fair value of the awards. The fair value of each stock option on the grant date is estimated using the Black-Scholes option-pricing model and certain valuation assumptions. Expected stock price volatility is derived from the Company's historical stock prices over the expected life of the option and other relevant factors. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar term. The dividend yield reflects the Company's expected dividend yield on the grant date. The expected option life represents the period of time the options are expected to remain outstanding, considering both the contractual term of the grant and employees' historical exercise behavior. The Company's historical forfeiture rate is nominal and therefore excluded from the grant-date fair value estimation. As such, the impact of forfeitures is recognized as they occur.

During fiscal 2025, the Company granted stock options that included a performance condition. Each tranche of these graded-vesting awards is treated as a separate award for valuation purposes, with fair value determined at the grant date using the Black-Scholes model and tranche-specific assumptions. Compensation expense for these awards is recognized using an accelerated attribution method over the requisite service period, based on the assessed probability of achieving the performance condition. If achievement of the performance condition is not considered probable, no expense is recognized until such time that achievement becomes probable. See Note 11, Share-Based Compensation, for additional information.

Income Taxes

Income tax expense includes U.S. and foreign income taxes. Deferred income taxes are provided on elements of income that are recognized for financial reporting purposes in periods different from when recognized for income tax purposes. Deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense and to treat any tax on Global Intangible Low-Taxed Income ("GILTI") as a current period income tax expense. Further information regarding income taxes can be found in Note 7, Income Taxes.

Redeemable Noncontrolling Interests

As further detailed in Note 13, Redeemable Noncontrolling Interests, the holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that require the Company to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. The Put Rights are embedded in the shares owned by the noncontrolling interest holders and are not freestanding. The Company tracks the carrying cost of such redeemable noncontrolling interests at historical cost plus an allocation of subsidiary earnings based on ownership interest, less dividends paid to the noncontrolling interest holders. Redeemable noncontrolling interests are recorded outside of permanent equity at the higher of their carrying cost or management's estimate of the Redemption Amount. The initial adjustment to record redeemable noncontrolling interests at the Redemption Amount results in a corresponding decrease to retained earnings. Subsequent adjustments to the Redemption Amount of redeemable noncontrolling interests may result in corresponding decreases or increases to retained earnings, provided any increases to retained earnings may only be recorded to the extent of decreases previously recorded. Adjustments to Redemption Amounts based on fair value will have no effect on net income per share attributable to HEICO shareholders whereas the portion of periodic adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption amount in excess of fair value will affect net income per share attributable to HEICO shareholders. Acquisitions of redeemable noncontrolling interests are treated as equity transactions.

Net Income per Share Attributable to HEICO Shareholders

Basic net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period. Diluted net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

Foreign Currency

All assets and liabilities of foreign subsidiaries that do not utilize the U.S. dollar as its functional currency are translated at period-end exchange rates, while revenue and expenses are translated using average exchange rates for the period. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other comprehensive income or (loss) in shareholders' equity. Transaction gains or losses related to monetary balances denominated in a currency other than the functional currency are recorded in the Company's Consolidated Statements of Operations.

Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

New Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands reportable segment disclosure requirements by requiring disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. The ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and allocating resources. Additionally, ASU 2023-07 requires all segment profit or loss and asset disclosures to be provided on both an annual and interim basis. The Company adopted ASU 2023-07 in the fourth quarter of fiscal 2025. The adoption of ASU 2023-07 did not affect the Company's consolidated financial position, results of operations, or cash flows. See Note 15, Operating Segments, for the Company's enhanced segment disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires disclosure of specific categories in the annual effective tax rate reconciliation table and further disaggregation for reconciling items that meet a quantitative threshold. The ASU also requires the disaggregation of income taxes paid by jurisdiction. ASU 2023-09 may be applied either prospectively or retrospectively and is effective for fiscal years beginning after December 15, 2024, or in fiscal 2026 for HEICO. Early adoption is permitted. The adoption of this guidance will not affect the Company's consolidated results of operations, financial position or cash flows and the Company is currently evaluating the effect the guidance will have on its disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires more detailed disclosures about specified categories of expenses (including purchases of inventory, employee compensation, intangible asset amortization, and depreciation) included in certain expense captions presented on the face of the income statement (such as cost of sales and SG&A expenses). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, or in fiscal 2028 for HEICO, and interim reporting periods within fiscal years beginning one year later. Early adoption is permitted. The adoption of this guidance will not affect the Company's consolidated results of operations, financial position or cash flows and the Company is currently evaluating the effect the guidance will have on its disclosures.

2. ACQUISITIONS

Wencor Acquisition

On August 4, 2023, the Company acquired Wencor Group ("Wencor") from affiliates of Warburg Pincus LLC and Wencor's management (the "Wencor Acquisition"). The Wencor Acquisition was completed pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, its newly formed wholly owned subsidiary Magnolia MergeCo Inc. ("Merger Sub"), Jazz Parent, Inc., the owner of Wencor ("Target"), and Jazz Topco GP LLC, solely in its capacity as representative for purposes of certain provisions of the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into the Target, and the Target continued as the surviving entity and a wholly owned subsidiary of the Company. Subsequent to the acquisition date, the Company integrated Wencor into the FSG. Wencor is a large commercial and military aircraft aftermarket company offering factory-new FAA-approved aircraft replacement parts, value-added distribution of high-use commercial and military aftermarket parts, and aircraft and engine accessory component repair and overhaul services. Wencor expands the Company's aftermarket product offerings, enabling the combined company to offer even greater savings and capabilities to its customers, while expanding its new products and services development capacity. The aggregate purchase price consisted of $1.9 billion in cash, subject to certain working capital, debt and other customary adjustments, and 1,137,628 shares of HEICO Class A Common Stock. The cash consideration was paid using proceeds from the Company's revolving credit facility and from the sale of senior unsecured notes. See Note 5, Long-Term Debt, for additional information. The total consideration included an accrual of $17.0 million as of the acquisition date representing the estimated fair value of contingent consideration the Company may have been obligated to pay in accordance with an agreement it assumed related to an acquisition Wencor consummated in fiscal 2023 prior to the Wencor Acquisition.

The following table summarizes the total consideration for the acquisition of Wencor (in thousands):

Cash paid	$1,923,098
Less: cash acquired	(29,984)
Cash paid, net	1,893,114
Issuance of common stock for an acquisition	161,373
Additional purchase consideration	(121)
Total consideration paid, net	$2,054,366

The following table summarizes the allocation of the total consideration for the acquisition of Wencor to the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities assumed (in thousands):

Assets acquired:	
Goodwill	$1,260,085
Customer relationships	397,400
Intellectual property	120,400
Trade names	53,200
Inventories	250,798
Accounts receivable	105,872
Property, plant and equipment	36,251
Contract assets	5,276
Other assets	30,230
Total assets acquired, excluding cash	2,259,512
Liabilities assumed:	
Accrued expenses	63,024
Accounts payable	56,187
Deferred income taxes	56,753
Other liabilities	29,182
Total liabilities assumed	205,146
Net assets acquired, excluding cash	$2,054,366

The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of Wencor and the value of its assembled workforce that do not qualify for separate recognition. The weighted-average amortization periods of the customer relationships, intellectual property and trade names acquired are 13 years, 14 years and indefinite, respectively. Acquisition costs associated with the purchase of Wencor totaled $20.0 million in fiscal 2023 and were expensed in the Company's Consolidated Statement of Operations. The acquisition costs were recorded to SG&A expenses with the exception of a $3.8 million fee paid in August 2023 and charged to interest expense upon the termination of the May 14, 2023 commitment letter with Truist Bank and Truist Securities, Inc., as amended, related to a bridge financing to finance a portion of the Wencor Acquisition as such financing was no longer necessary. The operating results of Wencor were included in the Company's results of operations from the effective acquisition date. The Company's consolidated net sales and net income attributable to HEICO for the fiscal year ended October 31, 2023 includes approximately $185.7 million and $22.6 million, respectively, from the acquisition of Wencor.

Had the acquisition of Wencor occurred as of November 1, 2021, net sales on a pro forma basis for fiscal 2023 would have been $3,476.3 million and net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share

attributable to HEICO shareholders on a pro forma basis for fiscal 2023 would not have been materially different than the reported amounts. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisition had taken place as of November 1, 2021.

Exxelia Acquisition

On January 5, 2023, the Company, through HEICO Electronic, acquired 93.69% of the outstanding common stock and all of the preferred stock of Exxelia International SAS ("Exxelia"). Exxelia designs, manufactures and sells high reliability ("Hi-Rel"), complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications, in addition to other high-end applications, such as medical and energy uses, including emerging "clean energy" and electrification applications. The Company believes that this acquisition will further HEICO's strategy of expanding its already wide range of mission-critical and Hi-Rel components for the most demanding applications, as well as provide HEICO with added broad geographic and product diversity, including in the important European market. The majority of the remaining 6.31% interest is owned by certain members of Exxelia's management team. Additionally, as a result of this acquisition, the Company also obtained a 90% ownership interest in Alcon Electronics Pvt. Ltd. ("Alcon"), which is an existing subsidiary of Exxelia. The remaining 10% interest continues to be owned by a certain member of Alcon's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. The purchase price of this acquisition was paid in cash using proceeds from the Company's revolving credit facility.

The following table summarizes the total consideration for the acquisition of Exxelia (in thousands):

Cash paid	$515,785
Less: cash acquired	(11,789)
Total consideration paid, net	$503,996

As noted above, the Company acquired all of the preferred stock of Exxelia. Pursuant to the terms of the acquisition, Exxelia's preferred stock accrues dividends at 5.18% per annum.

The following table summarizes the allocation of the total consideration for the acquisition of Exxelia to the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed (in thousands):

Assets acquired:	
Goodwill	$328,197
Customer relationships	61,943
Intellectual property	44,044
Trade names	21,703
Property, plant and equipment	54,452
Inventories	50,481
Accounts receivable	41,708
Other assets	13,946
Total assets acquired, excluding cash	616,474
Liabilities assumed:	
Deferred income taxes	31,327
Accounts payable	21,773
Accrued expenses	18,159
Short-term debt	15,082
Other liabilities	13,982
Total liabilities assumed	100,323
Noncontrolling interests in consolidated subsidiaries	12,155
Net assets acquired, excluding cash	$503,996

The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of Exxelia and the value of its assembled workforce that do not qualify for separate recognition, however, benefit both the Company and the noncontrolling interest holders. The fair value of the noncontrolling interests were determined based on the consideration paid by the Company for its controlling ownership interest adjusted for a lack of control that a market participant would consider when estimating the fair value of the noncontrolling interest. The weighted-average amortization periods of the customer relationships, intellectual property and trade names acquired are 15 years, 15 years and indefinite, respectively. Acquisition costs associated with the purchase of Exxelia totaled $5.5 million, of which $5.1 million was incurred in fiscal 2023, and were recorded to SG&A expenses in the Company's Consolidated Statement of Operations. The operating results of Exxelia were included in the Company's results of operations from the effective acquisition date. The Company's consolidated net sales for the fiscal year ended October 31, 2023 includes approximately $179.0 million from the acquisition of Exxelia. Net income attributable to

HEICO for the fiscal year ended October 31, 2023 was not materially impacted by the acquisition of Exxelia.

Had the acquisition of Exxelia occurred as of November 1, 2021, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for fiscal 2023 would not have been materially different than the reported amounts.

Other Acquisitions

In July 2025, the Company, through HEICO Electronic, acquired 100% of the stock of Gables Engineering, Inc. ("Gables"). Gables designs and manufactures advanced solutions for aerospace platforms, including cockpit displays and other avionics components such as navigation, audio, surveillance, and communication panels for a wide range of aircraft.

In April 2025, the Company, through a subsidiary of HEICO Electronic, acquired 100% of the membership interests of Rosen Aviation, LLC ("Rosen"). Rosen designs and manufactures in-flight entertainment products, principally in-cabin displays and control panels, for the business and aviation markets. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

In January 2025, the Company, through a subsidiary of HFSC, acquired 90% of the membership interests of Millennium International, LLC ("Millennium"). Millennium is an FAA and EASA-certified Part 145 Repair Station, specializing in the repair and support of new generation and legacy avionics systems and components. Millennium offers comprehensive repair, overhaul, retrofit, and exchange services to its customers that include aircraft OEMs, fleet operators, repair businesses, and avionics brokers. The remaining 10% interest continues to be owned by certain members of Millennium's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. The total consideration includes an accrual of $11.5 million as of the acquisition date representing the estimated fair value of contingent consideration the Company may be obligated to pay should Millennium meet a certain earnings objective following the acquisition. See Note 8, Fair Value Measurements, for additional information regarding the Company's contingent consideration obligation. The purchase price of this acquisition was principally paid in cash using proceeds from the Company's revolving credit facility and cash provided by operating activities, as well as through the issuance of 53,186 shares of HEICO Class A Common Stock.

In December 2024, the Company, through a subsidiary of HFSC, entered into an exclusive license agreement and acquired certain assets to support the Boeing 777 AIMS (Airplane Information Management System) and Boeing 737NG/P-8/E-7 VIA (Versatile Integrated Avionics) product lines from Honeywell International. Honeywell's AIMS for the Boeing 777 and VIA for the Boeing 737NG/P-8/E-7 are integrated avionics systems providing cockpit displays, maintenance diagnostics, and flight management functions. The transaction provides the HFSC subsidiary with the exclusive capability to produce, sell, and repair Boeing 777 AIMS and Boeing 737NG/P-8/E-7 VIA hardware systems. The purchase price of this

acquisition was paid in cash using proceeds from the Company's revolving credit facility and cash provided by operating activities.

In November 2024, the Company, through a subsidiary of HEICO Electronic, acquired 70% of the stock of SVM Private Limited ("SVM"). SVM designs and manufactures high-performance electronic passive components and subsystems, including critical magnetic components and busbars, that serve the healthcare and industrial end-markets. The remaining 30% interest continues to be owned by a certain member of SVM's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

In October 2024, the Company, through a subsidiary of HEICO Electronic, acquired 87.9% of the stock of Mid Continent Controls, Inc. ("MC2"). The remaining 12.1% interest continues to be owned by certain members of MC2's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. MC2 designs and manufactures proprietary in-cabin power and entertainment components and subsystems for business jets. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

In September 2024, the Company, through a subsidiary of HEICO Electronic, acquired 92.5% of the stock of Marway Power Solutions, Inc. ("Marway"). The remaining 7.5% interest continues to be owned by certain members of Marway's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. Marway designs and manufactures power distribution solutions for mission-critical systems deployed in defense, aerospace, communications, test & measurement, and industrial applications on land, air, and sea. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

In August 2024, the Company, through a subsidiary of HFSC, acquired the Aerial Delivery and Descent Devices divisions of Capewell Aerial Systems ("Capewell"). Capewell designs, manufactures and distributes emergency descent devices ("EDDs"), personnel and cargo parachute products, heavy airdrop platforms, and other highly-engineered products. Capewell is a critical supplier to OEMs, end-users, and distributors.

In December 2023, the Company, through a subsidiary of HFSC, entered into an exclusive license and acquired certain assets from Honeywell International for the capability to support the Boeing 737NG/777 Cockpit Display and Legacy Displays product lines. The transaction provides the HFSC subsidiary with the exclusive capability to produce, sell, and repair Boeing 737NG/777 Cockpit Displays as well as other Legacy Displays for the Boeing 717, ATR, and select business and general aviation aircraft. As part of this transaction, in May 2024, the same HFSC subsidiary completed an additional arrangement with Honeywell International under which it acquired licenses and certain assets to further enhance the manufacturing of new products, including screens for a military variant of the Boeing 737NG/777 Cockpit Display and Legacy Displays. The purchase price of the May 2024 transaction was paid in cash using cash provided by operating activities.

In March 2023, the Company, through a subsidiary of HEICO Electronic, entered into an exclusive license and acquired certain assets for the Aircraft Emergency Locator Transmitter ("ELT") product line from Honeywell International. ELTs provide critical emergency transmission signals in the event of aircraft impact on land or water to enable first responders to locate the aircraft. The transaction provides the HEICO Electronic subsidiary with all rights to produce, sell and repair both fixed and portable Honeywell ELTs, as well as various support equipment. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

Unless otherwise noted, the purchase price of each of the aforementioned acquisitions was paid in cash, principally using proceeds from the Company's revolving credit facility, and is not material or significant to the Company's consolidated financial statements.

The following table summarizes the aggregate total consideration for the Company's other acquisitions based on the year of acquisition (in thousands):

	Year ended October 31,		
	2025	2024	2023
Cash paid	$638,670	$221,233	$20,000
Less: cash acquired	(8,876)	(2,061)	—
Cash paid, net	629,794	219,172	20,000
Issuance of common stock for an acquisition	10,123	—	—
Contingent consideration	11,509	—	—
Additional purchase consideration	(1,545)	4,959	—
Total consideration	$649,881	$224,131	$20,000

The following table summarizes the allocation of the aggregate total consideration for the Company's other acquisitions to the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed (in thousands, and based on the year of acquisition):

| | Year ended October 31, | | |
	2025	2024	2023
Assets acquired:			
Goodwill	$265,167	$99,303	$8,246
Customer relationships	149,387	54,580	8,740
Property, plant and equipment	91,157	4,872	58
Intellectual property	91,125	39,690	2,870
Inventories	75,224	23,820	86
Trade names	30,646	10,900	—
Accounts receivable	20,299	7,058	—
Other assets	11,189	2,123	—
Total assets acquired, excluding cash	734,194	242,346	20,000
Liabilities assumed:			
Deferred income taxes	39,348	2,730	—
Accrued expenses	11,375	5,115	—
Accounts payable	1,944	1,147	—
Other liabilities	3,696	485	—
Total liabilities assumed	56,363	9,477	—
Noncontrolling interests in consolidated subsidiaries	27,950	8,738	—
Net assets acquired, excluding cash	$649,881	$224,131	$20,000

The following table summarizes the weighted average amortization period of the definite-lived intangible assets acquired in connection with the Company's fiscal 2025, 2024 and other 2023 acquisitions (in years):

| | Year ended October 31, | | |
	2025	2024	2023
Customer relationships	11	11	8
Intellectual property	12	11	8

The allocation of the total consideration for the fiscal 2025 acquisitions to the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed is preliminary until the Company obtains final information regarding their fair values. However, the Company does not expect any adjustment to such allocations to be material to the Company's consolidated financial statements. The allocation of the total consideration for the fiscal 2024

acquisitions to the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed is final and inclusive of any measurement period adjustments made during the respective subsequent fiscal year, which were immaterial. The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of the businesses acquired and the value of their assembled workforces that do not qualify for separate recognition, which, in the case of Millennium, SVM, MC2 and Marway benefit both the Company and the noncontrolling interest holders. The fair value of the noncontrolling interests in these entities was determined based on the consideration paid by the Company for its controlling ownership interest adjusted for a lack of control that a market participant would consider when estimating the fair value of the noncontrolling interest.

The operating results of the fiscal 2025, 2024, and other fiscal 2023 acquisitions were included in the Company's results of operations as of each effective acquisition date. The amount of net sales and earnings of the fiscal 2025, 2024, and other fiscal 2023 acquisitions included in the Consolidated Statement of Operations for the respective acquisition fiscal year is not material. Had the fiscal 2025 acquisitions occurred as of November 1, 2023, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO on a pro forma basis for fiscal 2025 and 2024 would not have been materially different than the reported amounts. Had the fiscal 2024 acquisitions occurred as of November 1, 2022, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO on a pro forma basis for fiscal 2024 and 2023 would not have been materially different than the reported amounts. Had the other fiscal 2023 acquisition occurred as of November 1, 2021, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO on a pro forma basis for fiscal 2023 would not have been materially different than the reported amounts.

3. SELECTED FINANCIAL STATEMENT INFORMATION

Accounts Receivable

	As of October 31,	
(in thousands)	2025	2024
Accounts receivable	$647,864	$550,281
Less: Allowance for doubtful accounts	(10,249)	(11,794)
Accounts receivable, net	$637,615	$538,487

Inventories

(in thousands)	As of October 31,	
	2025	**2024**
Finished products	$715,286	$684,578
Work in process	119,611	99,107
Materials, parts, assemblies and supplies	460,439	387,264
Inventories, net of valuation reserves	$1,295,336	$1,170,949

Property, Plant and Equipment

(in thousands)	As of October 31,	
	2025	**2024**
Land	$85,134	$19,974
Buildings and improvements	255,776	217,554
Machinery, equipment and tooling	476,735	422,500
Construction in progress	21,812	35,432
	839,457	695,460
Less: Accumulated depreciation and amortization	(407,747)	(356,426)
Property, plant and equipment, net	$431,710	$339,034

The amounts set forth above include tooling costs having a net book value of $7.6 million and $7.0 million as of October 31, 2025 and 2024, respectively. Amortization expense on capitalized tooling was $2.2 million, $2.3 million and $2.3 million in fiscal 2025, 2024 and 2023, respectively.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment was $54.4 million, $49.1 million and $40.3 million in fiscal 2025, 2024 and 2023, respectively.

Accrued Expenses and Other Current Liabilities

(in thousands)	As of October 31,	
	2025	**2024**
Accrued employee compensation and related payroll taxes	$240,546	$196,503
Leadership Compensation Plan short-term liabilities	103,520	5,770
Contract liabilities	79,529	83,903
Accrued customer rebates and credits	30,695	24,291
Current operating lease liabilities	25,736	23,422
Accrued interest	16,690	17,462
Other	80,908	76,430
Accrued expenses and other current liabilities	$577,624	$427,781

The increase in accrued employee compensation and related payroll taxes principally reflects higher employer payroll tax obligations arising from withholding requirements on stock option exercises and a higher level of accrued performance-based compensation resulting from improved consolidated operating results. The increase in the HEICO Corporation Leadership Compensation Plan (the "LCP") short-term liabilities primarily reflects the reclassification from other long-term liabilities of amounts expected to be distributed to certain participants in fiscal 2026 as a result of participant-related events during fiscal 2025 and prior participant distribution elections. See "Other Long-Term Assets and Liabilities" below for additional information regarding the LCP. The total customer rebates and credits deducted within net sales for fiscal 2025, 2024, and 2023 were $15.9 million, $12.0 million, and $9.4 million, respectively.

Other Long-Term Assets and Liabilities

The Company provides eligible employees, officers and directors of the Company the opportunity to voluntarily defer base salary, bonus payments, commissions, long-term incentive awards and director fees, as applicable, on a pre-tax basis through the LCP, a nonqualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. The Company matches 50% of the first 6% of base salary deferred by each participant. Director fees that would otherwise be payable in Company common stock may be deferred into the LCP, and, when distributable, are distributed in actual shares of Company common stock. The deferred compensation obligation associated with Company common stock is recorded as a component of shareholders' equity at cost and subsequent changes in fair value are not reflected in operations or shareholders' equity of the Company. Further, while the Company has no obligation to do so, the LCP also provides the Company the opportunity to make discretionary contributions. The Company's matching contributions and any discretionary contributions are subject to vesting and forfeiture provisions set forth in the LCP. Company contributions to the LCP charged to income in fiscal 2025, 2024 and 2023 totaled $7.0 million, $11.1 million and $9.2 million, respectively. The aggregate liabilities of the LCP were $385.7 million and $315.0 million as of October 31, 2025 and 2024, respectively, and are classified within other long-term liabilities and accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The assets of the LCP, totaling $390.9 million and $317.2 million as of October 31, 2025 and 2024, respectively, are classified within other assets in the Company's Consolidated Balance Sheets and principally represent cash surrender values of life insurance policies that are held within an irrevocable trust that may be used to satisfy the obligations of the LCP. Additional information regarding the assets of the LCP may be found in Note 8, Fair Value Measurements.

Research and Development Expenses

The amount of new product research and development ("R&D") expenses included in cost of sales is as follows (in thousands):

	Year ended October 31,		
	2025	**2024**	**2023**
R&D expenses	$120,942	$111,265	$95,773

Accumulated Other Comprehensive Income (Loss)

Changes in the components of accumulated other comprehensive income (loss) during fiscal 2025 and 2024 are as follows (in thousands):

	Foreign Currency Translation	Defined Benefit Pension Plan	Accumulated Other Comprehensive Income (Loss)
Balances as of October 31, 2023	($39,165)	($1,015)	($40,180)
Unrealized gain	13,498	554	14,052
Amortization of unrealized loss	—	52	52
Balances as of October 31, 2024	(25,667)	(409)	(26,076)
Unrealized gain (loss)	31,854	(200)	31,654
Amortization of unrealized loss	—	3	3
Balances as of October 31, 2025	$6,187	($606)	$5,581

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by operating segment during fiscal 2025 and 2024 are as follows (in thousands):

	Segment		Consolidated
	FSG	ETG	Totals
Balances as of October 31, 2023	$1,824,305	$1,450,022	$3,274,327
Goodwill acquired	57,978	41,259	99,237
Foreign currency translation adjustments	696	5,643	6,339
Adjustments to goodwill	(421)	813	392
Balances as of October 31, 2024	1,882,558	1,497,737	3,380,295
Goodwill acquired	111,764	153,403	265,167
Foreign currency translation adjustments	2,832	13,264	16,096
Adjustments to goodwill	24	42	66
Balances as of October 31, 2025	$1,997,178	$1,664,446	$3,661,624

The goodwill acquired during fiscal 2025 and 2024 pertains to the acquisitions consummated in those respective years as described in Note 2, Acquisitions, and represents the residual value after the allocation of the total consideration to the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed. Foreign currency translation adjustments are included in other comprehensive income in the Company's Consolidated Statements of Comprehensive Income. The adjustments to goodwill in fiscal 2025 and 2024 represent immaterial measurement period adjustments to the allocation of the purchase consideration of the respective prior year acquisitions. The Company estimates that approximately $113 million and $82 million of the goodwill acquired in fiscal 2025 and 2024, respectively, will be deductible for income tax purposes. Based on the annual test for goodwill

impairment as of October 31, 2025, the Company determined there was no impairment of its goodwill.

Identifiable intangible assets consist of the following (in thousands):

	As of October 31, 2025			As of October 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing Assets:						
Customer relationships	$1,131,443	($373,100)	$758,343	$1,013,847	($307,531)	$706,316
Intellectual property	540,836	(153,783)	387,053	471,516	(137,188)	334,328
Other	8,651	(8,127)	524	8,575	(7,708)	867
	1,680,930	(535,010)	1,145,920	1,493,938	(452,427)	1,041,511
Non-Amortizing Assets:						
Trade names	325,520	—	325,520	293,263	—	293,263
	$2,006,450	($535,010)	$1,471,440	$1,787,201	($452,427)	$1,334,774

The increase in the gross carrying amount of customer relationships, intellectual property, and trade names as of October 31, 2025 compared to October 31, 2024 principally relates to such intangible assets recognized in connection with the fiscal 2025 acquisitions (see Note 2, Acquisitions, for additional information).

During fiscal 2024, the Company recognized impairment losses aggregating $7.5 million from the write-down of trade names at two ETG subsidiaries due to a reduction in the expected future cash flows associated with each such intangible asset. The impairment losses were recorded as a component of SG&A expenses in the Company's Consolidated Statement of Operations. See Note 8, Fair Value Measurements, for additional information regarding the Company's impairment losses.

As further disclosed in Note 2, Acquisitions, the following table summarizes the weighted average amortization period of the definite-lived intangible assets acquired in total and by major asset class in connection with the Company's fiscal 2025, 2024 and 2023 acquisitions (in years):

	Year ended October 31,		
	2025	2024	2023
Customer relationships	11	11	13
Intellectual property	12	11	14
Total	11	11	13

Amortization expense related to intangible assets was $137.9 million, $122.3 million and $85.9 million in fiscal 2025, 2024 and 2023, respectively. Amortization expense for each of the next five fiscal years and thereafter is estimated to be $141.8 million in fiscal 2026, $136.7 million in fiscal 2027, $130.1 million in fiscal 2028, $124.0 million in fiscal 2029, $116.8 million in fiscal 2030 and $496.5 million thereafter.

5. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	As of October 31,	
	2025	**2024**
Borrowings under revolving credit facility	$960,000	$1,015,000
2028 senior unsecured notes	600,000	600,000
2033 senior unsecured notes	600,000	600,000
Finance leases and notes payable [(1)]	17,890	26,133
Less: Debt discount and debt issuance costs	(9,945)	(11,759)
	2,167,945	2,229,374
Less: Current maturities of long-term debt	(3,358)	(4,107)
	$2,164,587	$2,225,267

[(1)] See Note 9, Leases, for additional information regarding the Company's finance leases.

Revolving Credit Facility

The Company's borrowings under its revolving credit facility ("Credit Facility") mature in fiscal 2028. As of October 31, 2025 and 2024, the weighted average interest rate on borrowings under the Company's Credit Facility was 5.3% and 6.3%, respectively. The Credit Facility contains both financial and non-financial covenants. As of October 31, 2025, the Company was in compliance with all such covenants.

In November 2017, the Company entered into a $1.3 billion Credit Facility with a bank syndicate. The Credit Facility may be used to finance acquisitions and for working capital and other general corporate purposes, including capital expenditures. In December 2020, the Company entered into an amendment to increase the capacity by $200 million to $1.5 billion. In April 2022, the Company entered into an amendment to extend the maturity date of its Credit Facility by one year to November 2024 and to replace the Eurocurrency Rate with Adjusted Term SOFR as an election in which borrowings under the Credit Facility accrue interest, as such capitalized terms are defined in the Credit Facility. In July 2023, the Company entered into a third amendment to its Credit Facility, to, among other things, (i) increase the capacity by $500 million to $2.0 billion, (ii) extend the maturity date to July 2028, and (iii) increase the applicable rate with respect to certain total leverage ratio tiers in the pricing grid. The Credit Facility includes a feature that will allow the Company to increase the capacity by $750 million to become a $2.75 billion facility through increased commitments from existing lenders. The Company incurred $6.7 million of debt issuance costs in fiscal 2023 related to the third amendment of the Credit Facility, which were classified as other assets in the Company's Consolidated Balance Sheet and are being amortized to SG&A expenses in the Company's Consolidated Statement of Operations over the remaining term of the Credit Facility.

Borrowings under the Credit Facility accrue interest at the Company's election of the Base Rate or Adjusted Term SOFR, plus in each case, the Applicable Rate (based on the Company's Total Leverage Ratio) as such capitalized terms are defined in the Credit Facility. The Base Rate for any day is a fluctuating rate per annum equal to the highest of (i) the Prime Rate; (ii) the Federal Funds Rate plus .50%; and (iii) Adjusted Term SOFR for an Interest Period of one month plus 100 basis points. Adjusted Term SOFR is the rate per annum equal to Term SOFR plus a Term SOFR Adjustment of .10%; provided that Adjusted Term SOFR as so determined shall never be less than 0%. The Applicable Rate for SOFR Loans ranges from 1.125% to 2.00%. The Applicable Rate for Base Rate Loans ranges from .125% to 1.00%. A fee is charged on the amount of the unused commitment ranging from .15% to .35% (depending on the Company's Total Leverage Ratio). The Credit Facility also includes a $200 million sublimit for swingline borrowings and $100 million sublimits for borrowings made in foreign currencies and for letters of credit. Outstanding principal, accrued and unpaid interest and other amounts payable under the Credit Facility may be accelerated upon an event of default, as such events are described in the Credit Facility. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of a Total Leverage Ratio and an Interest Coverage Ratio, as such capitalized terms are defined in the Credit Facility.

Senior Unsecured Notes

On July 27, 2023, the Company completed the public offer and sale of senior unsecured notes, which consisted of $600 million principal amount of 5.25% Senior Notes due August 1, 2028 (the "2028 Notes") and $600 million principal amount of 5.35% Senior Notes due August 1, 2033 (the "2033 Notes" and, collectively with the 2028 Notes, the "Notes"). The Company used the net proceeds from the sale of the Notes to repay the outstanding borrowings under its Credit Facility and to fund a portion of the purchase price of the Wencor Acquisition. See Note 2, Acquisitions, for additional information. Interest on the Notes is payable semi-annually in arrears on February 1 and August 1 of each year, and commenced on February 1, 2024. The 2028 Notes and 2033 Notes each have an effective interest rate of 5.5%.

The Notes were issued pursuant to an Indenture, dated as of July 27, 2023 (the "Base Indenture"), between the Company and certain of its subsidiaries (collectively, the "Subsidiary Guarantors") and Truist Bank, as trustee (the "Trustee"), as supplemented by a First Supplemental Indenture, dated as of July 27, 2023 (the "First Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), between the Company, Subsidiary Guarantors and the Trustee. The Notes are direct, unsecured senior obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured indebtedness.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by all of the Company's existing and future subsidiaries that guarantee the Company's obligations under the Credit Facility (the "Guarantor Group"). The Company may redeem the Notes at any time in whole, or from time to time in part, prior to the applicable par call date at the applicable redemption price described in the Indenture. On or after the applicable par call date, the Notes will be redeemable, at the Company's option, at any time in whole, or from time to time in part,

at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption. The Company may be required to make an offer to purchase the Notes upon the occurrence of a "change of control triggering event" as described in the Indenture.

The Indenture includes certain customary covenants that, among other things, limit the Company's and its restricted subsidiaries' ability to grant liens to secure indebtedness or engage in sale and leaseback transactions and the Company's ability to merge or consolidate with, or convey, transfer or lease all or substantially all of its assets to, a third party, as further described in the Indenture. Each of these limitations is subject to certain important qualifications and exceptions. The Indenture also includes certain customary events of default. The occurrence of an event of default will either automatically, in certain instances, or upon declaration by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes at the time outstanding, in other instances, cause the acceleration of the amounts due under the Notes. As of October 31, 2025, the Company was in compliance with all such covenants.

The Company received net proceeds of $1,189.5 million from the issuance of the Notes, which was net of a debt discount and underwriting fees. The Company also incurred an additional $3.4 million of debt issuance fees related to the Notes. The aggregate debt discount and debt issuance costs of $13.9 million are classified as a contra liability within long-term debt in the Company's Consolidated Balance Sheet and are being amortized to interest expense in the Company's Consolidated Statement of Operations over the respective term of each senior note using the effective interest method.

The following table sets forth the carrying value and estimated fair value of the Company's Notes, which are classified as Level 1 financial instruments in the fair value hierarchy (in thousands). The Company estimated the fair value of the Notes by taking the weighted average of market quotes for the exact security that was actively traded on October 31, 2025 and October 31, 2024.

	As of October 31, 2025		As of October 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
2028 Notes	$596,437	$617,904	$595,267	$609,376
2033 Notes	593,618	624,320	592,974	605,917
Total	$1,190,055	$1,242,224	$1,188,241	$1,215,293

6. REVENUE

Contract Balances

Contract assets (unbilled receivables) represent revenue recognized on contracts using an over time recognition model in excess of amounts invoiced to the customer. Contract liabilities (deferred revenue) represent customer advances and billings in excess of revenue recognized and are included within accrued expenses and other current liabilities and other long-term liabilities in the Company's Consolidated Balance Sheets.

The following table presents the Company's contract assets and liabilities (in thousands):

	As of October 31,	
	2025	**2024**
Contract assets, current	$119,257	$112,235
Contract liabilities, current	(79,529)	(83,903)
Contract liabilities, long-term	(84,714)	(61,843)
Total contract liabilities	(164,243)	(145,746)
Net contract liabilities	($44,986)	($33,511)

The increase in the Company's total contract liabilities during fiscal 2025 principally reflects the receipt of advance deposits on certain customer contracts, mainly at the FSG.

The amount of revenue that the Company recognized during fiscal 2025 that was included in contract liabilities as of the beginning of fiscal 2025 was $74.9 million.

Remaining Performance Obligations

Backlog, which the Company believes to be the equivalent of its remaining performance obligations, represents contractually committed, or firm customer orders. As of October 31, 2025, the Company had $2,107.6 million of remaining performance obligations associated with firm contracts pertaining to many of the products offered by the FSG and ETG. The Company will recognize net sales as these obligations are satisfied. The Company expects to recognize $1,358.7 million of this amount during fiscal 2026 and $748.9 million thereafter, of which more than half is expected to occur in fiscal 2027.

Disaggregation of Revenue

The following table summarizes the Company's net sales by product line for each operating segment (in thousands):

	Year Ended October 31,		
	2025	**2024**	**2023**
Flight Support Group:			
Aftermarket replacement parts [1]	$1,922,323	$1,658,431	$1,040,502
Repair and overhaul parts and services [2]	748,849	593,237	366,566
Specialty products [3]	446,105	387,686	363,117
Total net sales	3,117,277	2,639,354	1,770,185
Electronic Technologies Group:			
Electronic component parts primarily for defense, space and aerospace equipment [4]	1,142,207	1,004,511	918,374
Electronic component parts for equipment in various other industries [5]	270,913	259,115	306,848
Total net sales	1,413,120	1,263,626	1,225,222
Intersegment sales	(45,353)	(45,311)	(27,302)
Total consolidated net sales	$4,485,044	$3,857,669	$2,968,105

[1] Includes various jet engine and aircraft component replacement parts.

[2] Includes primarily the sale of parts consumed in various repair and overhaul services on selected jet engine and aircraft components, avionics, instruments, composites and flight surfaces of commercial and military aircraft.

[3] Includes primarily the sale of specialty components such as thermal insulation blankets, renewable/reusable insulation systems, advanced niche components, complex composite assemblies, expanded foil mesh, emergency descent devices, personnel and cargo parachute products, and missile hardware and components, as well as machining, brazing, fabricating and welding services.

[4] Includes various component parts such as electro-optical infrared simulation and test equipment, electro-optical laser products, electro-optical, microwave and other power equipment, high-speed interface products, power conversion products, power distribution solutions, underwater locator beacons, emergency locator transmission beacons, traveling wave tube amplifiers, microwave power modules, a wide variety of memory products and radio frequency (RF) and microwave products, crashworthy and ballistically self-sealing auxiliary fuel systems, high performance communications and electronic intercept receivers and tuners, high performance active antenna systems and airborne antennas, technical surveillance countermeasures (TSCM) equipment, custom high power filters and filter assemblies, radiation assurance services and products, and high-reliability, complex, passive electronic components and rotary joint assemblies, proprietary in-cabin power and entertainment components and subsystems, and cockpit displays and other avionics components.

Includes various component parts such as electromagnetic and radio frequency interference shielding, high voltage interconnection devices, high voltage advanced power electronics, harsh environment connectivity products, custom molded cable assemblies, silicone material for a variety of demanding applications, and rugged small form-factor embedded computing solutions, and high performance test sockets and adaptors.

The following table summarizes the Company's net sales by industry for each operating segment (in thousands):

	Year ended October 31,		
	2025	**2024**	**2023**
Flight Support Group:			
Aerospace	$2,369,255	$1,960,705	$1,257,650
Defense and Space	686,865	600,806	434,229
Other [1]	61,157	77,843	78,306
Total net sales	3,117,277	2,639,354	1,770,185
Electronic Technologies Group:			
Defense and Space	716,550	650,647	603,414
Other [2]	421,011	394,932	438,189
Aerospace	275,559	218,047	183,619
Total net sales	1,413,120	1,263,626	1,225,222
Intersegment sales	(45,353)	(45,311)	(27,302)
Total consolidated net sales	$4,485,044	$3,857,669	$2,968,105

[1] Principally industrial products.

[2] Principally other electronics and medical products.

7. INCOME TAXES

The components of income before income taxes and noncontrolling interests are as follows (in thousands):

| | Year ended October 31, | | |
	2025	2024	2023
Domestic	$814,178	$596,060	$479,990
Foreign	79,376	81,526	75,293
Income before taxes and noncontrolling interests	$893,554	$677,586	$555,283

The components of the provision for income taxes on income before income taxes and noncontrolling interests are as follows (in thousands):

| | Year ended October 31, | | |
	2025	2024	2023
Current:			
Federal	$148,908	$97,164	$96,492
State	23,114	19,195	18,225
Foreign	24,543	24,143	22,714
	196,565	140,502	137,431
Deferred:			
Federal	(38,000)	(17,038)	(19,049)
State	(7,615)	(2,911)	(4,311)
Foreign	(2,950)	(2,053)	(3,171)
	(48,565)	(22,002)	(26,531)
Total income tax expense	$148,000	$118,500	$110,900

A reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

| | Year ended October 31, | | |
	2025	2024	2023
Federal statutory income tax rate	21.0%	21.0%	21.0%
State taxes, net of federal income tax benefit	2.0%	2.5%	2.5%
Tax benefit related to stock option exercises	(3.0%)	(2.0%)	(1.1%)
Foreign-derived intangible income deduction	(2.5%)	(2.4%)	(1.9%)
Research and development tax credits	(1.8%)	(2.1%)	(1.9%)
Tax-exempt gains on corporate-owned life insurance policies	(1.2%)	(2.3%)	(.6%)
Nondeductible compensation	1.3%	2.2%	1.4%
Other, net	.8%	.6%	.6%
Effective tax rate	16.6%	17.5%	20.0%

The Company's effective tax rate decreased to 16.6% in fiscal 2025, down from 17.5% in fiscal 2024. The decrease in the Company's effective tax rate principally reflects a larger tax benefit from stock option exercises recognized in the first quarter of fiscal 2025. The Company recognized a discrete tax benefit from stock option exercises in the first quarter of fiscal 2025 and 2024 of $27.2 million and $13.6 million, respectively.

The Company's effective tax rate decreased to 17.5% in fiscal 2024, down from 20.0% in fiscal 2023. The decrease in the Company's effective tax rate reflects a larger tax benefit from stock option exercises recognized in the first quarter of fiscal 2024. The Company recognized a discrete tax benefit from stock option exercises in the first quarter of fiscal 2024 and 2023 of $13.6 million and $6.2 million, respectively. Additionally, the decrease in the Company's effective tax rate reflects a larger favorable impact from tax-exempt unrealized gains in the cash surrender values of life insurance policies related to the LCP in fiscal 2024, net of the nondeductible portion of the related gains in the LCP accounts of certain executive officers, as well as increased foreign-derived intangible income, which is subject to a lower tax rate.

On July 4, 2025, the U.S. enacted H.R. 1, commonly referred to as the One Big Beautiful Bill Act (the "Act"), which introduced significant changes to U.S. tax law. Key provisions include the reinstatement of 100% bonus depreciation for qualified property placed in service after January 19, 2025, immediate expensing of domestic R&D expenditures (effective in fiscal 2026 for HEICO), and changes to the methodology for Foreign-Derived Intangible Income ("FDII") and Global Intangible Low-Tax Income ("GILTI") (effective in fiscal 2027 for HEICO). The Act did not have a significant impact on the Company's fiscal 2025 consolidated financial statements and the Company will continue to evaluate its potential impact on its future consolidated financial statements.

As a result of the Tax Cuts and Jobs Act, the Company began capitalizing R&D costs beginning in fiscal 2023 and amortizing them over five years for income tax purposes. In accordance with one of the provisions of the Act, the Company expects to immediately expense domestic R&D costs for income tax purposes beginning in fiscal 2026 and will elect to deduct the remaining unamortized domestic R&D costs that were capitalized over a two-year period ending in fiscal 2027.

The Company files income tax returns in the U.S. federal jurisdiction and in multiple state jurisdictions. The Company is also subject to income taxes in certain jurisdictions outside the U.S., none of which are individually material to the accompanying consolidated financial statements. Generally, the Company is no longer subject to U.S. federal, state or foreign examinations by tax authorities for years prior to fiscal 2021. One of the Company's foreign subsidiaries files income tax returns in The Netherlands and Thailand where the statute of limitations is open for its fiscal 2015 returns.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that it will

generate sufficient future taxable income to utilize all of its deferred tax assets and has therefore not recorded a valuation allowance on any such asset.

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	As of October 31,	
	2025	2024
Deferred tax assets:		
Inventories	$107,395	$92,498
Deferred compensation plan liability	67,433	57,016
Capitalized research and development costs	65,424	48,820
Operating lease liabilities	28,384	28,270
Contract liabilities (deferred revenue)	15,724	6,146
Share-based compensation	14,797	11,387
Performance-based compensation accrual	10,060	8,183
Other	18,030	21,657
Total deferred tax assets	327,247	273,977
Deferred tax liabilities:		
Goodwill and other intangible assets	(358,691)	(330,624)
Property, plant and equipment	(45,834)	(27,701)
Operating lease right-of-use assets	(27,022)	(26,766)
Other	(2,886)	(3,042)
Total deferred tax liabilities	(434,433)	(388,133)
Net deferred tax liability	($107,186)	($114,156)

As of October 31, 2025 and 2024, the Company's liability for gross unrecognized tax benefits related to uncertain tax positions was $8.9 million and $6.5 million, respectively, of which $7.0 million and $5.1 million, respectively, would decrease the Company's income tax expense and effective income tax rate if the tax benefits were recognized. A reconciliation of the activity related to the liability for gross unrecognized tax benefits during fiscal 2025 and 2024 is as follows (in thousands):

	Year ended October 31,	
	2025	2024
Balance as of beginning of year	$6,451	$4,363
Increases related to current year tax positions	3,182	2,521
Increases related to prior year tax positions	—	88
Decreases related to prior year tax positions	(120)	—
Lapses of statutes of limitations	(628)	(521)
Balance as of end of year	$8,885	$6,451

8. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities that were measured at fair value on a recurring basis are set forth by level within the fair value hierarchy in the following tables (in thousands):

	As of October 31, 2025			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Deferred compensation plan:				
Corporate-owned life insurance	$—	$378,930	$—	$378,930
Money market fund	11,940	—	—	11,940
Total assets	$11,940	$378,930	$—	$390,870
Liabilities:				
Contingent consideration	$—	$—	$46,198	$46,198

	As of October 31, 2024			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Deferred compensation plan:				
Corporate-owned life insurance	$—	$313,794	$—	$313,794
Money market fund	3,365	—	—	3,365
Total assets	$3,365	$313,794	$—	$317,159
Liabilities:				
Contingent consideration	$—	$—	$30,207	$30,207

The Company maintains the LCP, which is a non-qualified deferred compensation plan. The assets of the LCP principally represent cash surrender values of life insurance policies, which derive their fair values from investments in mutual funds that are managed by an insurance company, and are classified within Level 2 and valued using a market approach. Certain other assets of the LCP represent an investment in a money market fund that is classified within Level 1. The assets of the LCP are held within an irrevocable trust and classified within other assets in the Company's Consolidated Balance Sheets.

As part of the agreement to acquire 90% of the membership interests of a subsidiary by the FSG in fiscal 2025, the Company may be obligated to pay contingent consideration of up to $21.1 million in fiscal 2028 based on the earnings of the acquired entity during the three-year period following the acquisition provided the entity meets a certain earnings objective over the same three-year period. As of October 31, 2025, the estimated fair value of the contingent consideration was $12.6 million.

As part of the agreement to acquire 96% of the stock of a subsidiary by the FSG in fiscal 2022, the Company may be obligated to pay contingent consideration of up to $27.4 million in fiscal 2027 based on the earnings of the acquired entity during fiscal years 2025 and 2026. As of October 31, 2025, the estimated fair value of the contingent consideration was $22.1 million.

As part of the agreement to acquire 74% of the membership interests of a subsidiary by the FSG in fiscal 2022, the Company may be obligated to pay contingent consideration of $14.1 million in fiscal 2027 should the acquired entity meet a certain earnings objective during the five-year period following the acquisition. Based on actual results through fiscal 2025 and an improving net sales forecast for the subsidiary's products over the remainder of the earnout period, the estimated fair value of the contingent consideration increased from $0.0 million as of October 31, 2024 to $11.4 million as of October 31, 2025.

As part of the agreement to acquire 89.99% of the equity interests of a subsidiary by the ETG in fiscal 2020, the Company paid contingent consideration of CAD $11.7 million, or $8.1 million, in January 2025 as the acquired entity met certain earnings objectives during fiscal 2023 and 2024.

The estimated fair values of the contingent consideration arrangements described above are classified within Level 3 and were determined using a probability-based scenario analysis approach. Under this method, a set of discrete potential future subsidiary earnings was determined using internal estimates based on various revenue growth rate assumptions for each scenario. A probability of likelihood was assigned to each discrete potential future earnings estimate and the resultant contingent consideration was calculated. The resulting probability-weighted contingent consideration amounts were discounted using a weighted average discount rate reflecting the credit risk of a market participant.

The following unobservable inputs were used to derive the estimated fair value of the Company's Level 3 contingent consideration liabilities as of October 31, 2025:

Acquisition Date	Fair Value (in thousands)	Unobservable Input	Range	Weighted Average [1]
1-31-2025	$12,647	Compound annual revenue growth rate	4% - 18%	11%
		Discount rate	6.7% - 6.7%	6.7%
7-18-2022	22,122	Compound annual revenue growth rate	5% - 9%	7%
		Discount rate	6.9% - 6.9%	6.9%
3-17-2022	11,429	Compound annual revenue growth rate	0% - 10%	7%
		Discount rate	7.2% - 7.2%	7.2%

[1] Unobservable inputs were weighted by the relative fair value of the contingent consideration liability.

Changes in the Company's contingent consideration liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3) during fiscal 2025 and 2024 are as follows (in thousands):

	Liabilities
Balance as of October 31, 2023	$71,136
Payment of contingent consideration	(31,000)
Decrease in accrued contingent consideration, net	(9,884)
Foreign currency transaction adjustments	(45)
Balance as of October 31, 2024	30,207
Increase in accrued contingent consideration	12,920
Contingent consideration related to an acquisition	11,509
Payment of contingent consideration	(8,144)
Foreign currency transaction adjustments	(294)
Balance as of October 31, 2025	$46,198

As of October 31, 2025, the Company's contingent consideration balance is included within other long-term liabilities in its Consolidated Balance Sheet. The Company records changes in accrued contingent consideration and foreign currency transaction adjustments within SG&A expenses in its Consolidated Statements of Operations.

The carrying amounts of the Company's cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value as of October 31, 2025 due to the relatively short maturity of the respective instruments. The

carrying amount of borrowings under the Company's credit facility approximates fair value due to its variable interest rate. See Note 5, Long-Term Debt, for the estimated fair value of the Company's senior unsecured notes.

During fiscal 2024, two non-amortizing trade names within the ETG were measured at fair value on a nonrecurring basis, resulting in the recognition of impairment losses aggregating $7.5 million (see Note 4, Goodwill and Other Intangible Assets, for additional information). The aggregate fair value of these nonfinancial assets, which are classified within Level 3, and the related impairment loss recognized in fiscal 2024 are as follows (in thousands):

	Carrying Amount	Impairment Loss	Fair Value (Level 3)
Asset:			
Trade names	$11,500	($7,500)	$4,000

The fair value of each trade name was determined using the relief from royalty method, which is an income approach. This method involves applying an asset-specific discount rate to a forecast of cash flows specific to the asset. The following unobservable inputs were used to derive the estimated fair value of the Level 3 trade names as of July 31, 2024 and October 31, 2024:

Unobservable Input	Range
Discount rate	15.0% - 20.5%
Royalty rate	1.0% - 2.5%

9. LEASES

HEICO's lease ROU assets represent its right to use an underlying asset during the lease term and its lease liabilities represent the Company's obligation to make lease payments arising from the lease. HEICO's operating lease ROU assets are included within other assets and its operating lease liabilities are included within other long-term liabilities and accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. HEICO's finance lease ROU assets are included within property, plant and equipment, net and its finance lease liabilities are included within long-term debt, net of current maturities and current maturities of long-term debt within the Company's Consolidated Balance Sheets. The following table presents the Company's lease ROU assets and lease liabilities (in thousands):

	Operating Leases As of October 31,		Finance Leases As of October 31,	
	2025	**2024**	**2025**	**2024**
Right-of-use assets	$134,981	$131,836	$16,024	$24,024
Current lease liabilities	$25,736	$23,422	$3,297	$4,060
Long-term lease liabilities	114,985	113,458	14,486	21,800
Total lease liabilities	$140,721	$136,880	$17,783	$25,860

The Company's operating lease expenses are recorded within cost of sales and/or SG&A expenses in the Company's Consolidated Statements of Operations. The Company's finance lease expenses consist of amortization of ROU assets and interest on lease liabilities, which are included within cost of sales and/or SG&A expenses, and interest expense, respectively, in the Company's Consolidated Statements of Operations. Further, interest expense on finance leases is recognized using the effective interest method based on the discount rate determined at lease commencement.

The following table presents the components of lease expense for fiscal 2025 and 2024 (in thousands):

	Year ended October 31,	
	2025	**2024**
Operating Leases:		
Operating lease expense	$35,326	$32,655
Variable lease expense	6,466	5,574
Total operating lease expense [(1)]	$41,792	$38,229
Finance Leases:		
Amortization of finance lease ROU assets	$3,897	$4,804
Interest on finance lease liabilities	1,333	1,660
Variable lease expense	928	839
Total finance lease expense	$6,158	$7,303

[(1)] Excludes short-term lease expense, which is not material.

The following table presents a maturity analysis of the Company's lease liabilities as of October 31, 2025 for the next five fiscal years and thereafter (in thousands):

	Operating Leases	**Finance Leases**
Year ending October 31,		
2026	$33,835	$4,276
2027	31,681	4,156
2028	24,882	3,713
2029	19,111	3,110
2030	17,559	2,185
Thereafter	49,291	3,486
Total minimum lease payments	176,359	20,926
Less: imputed interest	(35,638)	(3,143)
Present value of minimum lease payments	$140,721	$17,783

The Company does not have any material leases that have been signed but have yet to commence as of October 31, 2025.

The following table presents the weighted average remaining lease term and discount rate of the Company's leases:

	Operating Leases As of October 31,		**Finance Leases As of October 31,**	
	2025	**2024**	**2025**	**2024**
Weighted average remaining lease term (years)	6.7	7.2	5.6	6.7
Weighted average discount rate	6.9%	6.7%	6.1%	6.2%

The following table presents supplemental disclosures of cash flow information associated with the Company's leases for fiscal 2025 and 2024 (in thousands):

	Operating Leases As of October 31,		Finance Leases As of October 31,	
	2025	2024	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows	$34,503	$31,045	$1,333	$1,660
Financing cash flows	—	—	3,929	3,948
Right-of-use assets obtained in exchange for new lease liabilities, net of terminations [1]	25,574	33,232	(4,311)	1,037

[1] Finance lease activity for fiscal 2025 reflects a net reduction, driven solely by the non-cash reclassification of a finance lease to an operating lease upon modification.

10. SHAREHOLDERS' EQUITY

Common Stock and Class A Common Stock

The Company has two classes of common stock that are virtually identical in all economic respects except voting rights. Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's common stock are entitled to receive dividends and other distributions payable in cash, property, stock or otherwise, when and if declared by the Board of Directors. In the event of liquidation, after payment of debts and other liabilities of the Company, the remaining assets of the Company will be distributable ratably among the holders of both classes of common stock.

Share Repurchases

In 1990, the Company's Board of Directors authorized a share repurchase program, which allows the Company to repurchase shares of Company common stock in the open market or in privately negotiated transactions at the Company's discretion, subject to certain restrictions included in the Company's revolving credit agreement. As of October 31, 2025, the maximum number of shares that may yet be purchased under this program was 4,886,353 of either or both of the Company's Class A Common Stock and the Company's Common Stock. The repurchase program does not have a fixed termination date. During fiscal 2025, 2024 and 2023, the Company did not repurchase any shares of Company common stock under this program.

During fiscal 2025, the Company redeemed an aggregate 53,294 shares and 23,198 shares of Common Stock and Class A Common Stock, respectively, at a total cost of $16.9 million and $5.5 million, respectively. During fiscal 2024, the Company redeemed an aggregate 68,494 shares and 62,215 shares of Common Stock and Class A Common Stock, respectively, at a total

cost of $18.2 million and $11.8 million, respectively. During fiscal 2023, the Company redeemed an aggregate 61,658 shares and 33,992 shares of Common Stock and Class A Common Stock, respectively, at a total cost of $10.4 million and $4.4 million, respectively. The shares redeemed represent shares tendered as payments to satisfy employee withholding taxes due upon exercises of stock option awards. The shares redeemed in fiscal 2025, 2024 and 2023 did not impact the number of shares authorized for future purchase under the Company's share repurchase program and are reflected as redemptions of common stock related to stock option exercises in the Company's Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows.

Issuance of Common Stock for Acquisitions

In January 2025, the Company acquired 90% of the membership interests of Millennium. The purchase price of this acquisition was principally paid in cash using proceeds from the Company's revolving credit facility and cash provided by operating activities, as well as through the issuance of 53,186 shares of HEICO Class A Common Stock. The HEICO Class A Common Stock issued in connection with the acquisition of Millennium was not registered under the Securities Act of 1933, in accordance with Section 4(a)(2) and Rule 506(b) of Regulation D thereunder, as a transaction by an issuer not involving any public offering. See Note 2, Acquisitions, for additional information.

On August 4, 2023, the Company acquired Wencor. The purchase price of this acquisition consisted of a combination of cash and 1,137,628 shares of HEICO Class A Common Stock. 1,054,606 shares of HEICO Class A Common Stock issued in connection with this acquisition were registered for resale pursuant to a Registration Statement on Form S-3 declared effective on August 4, 2023. See Note 2, Acquisitions, for additional information.

11. SHARE-BASED COMPENSATION

The Company currently has one stock option plan, the HEICO Corporation 2018 Incentive Compensation Plan ("2018 Plan"), which enables the Company to grant various forms of share-based compensation awards including stock options, restricted stock, restricted stock awards and stock appreciation rights. The 2018 Plan became effective in fiscal 2018 and replaced the Company's 2012 Incentive Compensation Plan ("2012 Plan"). Options outstanding under the Company's 2012 Plan and Non-Qualified Stock Option Plan may be exercised pursuant to their terms. The total number of shares approved by the shareholders of the Company for the 2018 Plan is 5.0 million plus any options outstanding under the 2012 Plan as of the 2018 Plan's effective date that are subsequently forfeited or expire. A total of 5.2 million shares of the Company's common stock is reserved for issuance to employees, directors, officers and consultants as of October 31, 2025, including 3.6 million shares currently under option and 1.6 million shares available for future grants.

Stock options granted pursuant to the 2018 Plan may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee at its sole discretion. The exercise price per share of a stock option granted under the 2018 Plan may not be less than the fair market value of the designated class of Company common stock as of the date of grant and stock option grants vest ratably over a period specified as of the date of grant (generally five years) and expire ten years after the date of grant, with compensation expense recognized over the requisite service period. Options issued under the 2018 Plan may be designated as incentive stock options or non-qualified stock options, but only employees are eligible to receive incentive stock options and no incentive stock options were outstanding as of October 31, 2025. The 2018 Plan will terminate no later than the tenth anniversary of its effective date.

All of the stock options granted in fiscal 2025 included a performance condition and will vest based on the Company's achievement of established operating performance goals. Compensation expense is recognized based upon probability assessments of grants that are expected to vest in future periods. This graded vesting performance condition requires compensation expense to be recognized using an accelerated attribution method, which results in more expense recognized in the earliest years of vesting.

Information concerning share-based activity for each of the last three fiscal years ended October 31 is as follows (in thousands, except per share data):

	Shares Available For Grant	Shares Under Option	
		Shares	Weighted Average Exercise Price
Outstanding as of October 31, 2022	3,324	3,629	$59.44
Granted	(969)	969	$144.72
Exercised	—	(537)	$29.23
Cancelled	7	(7)	$111.41
Outstanding as of October 31, 2023	2,362	4,054	$83.74
Granted	(65)	65	$158.68
Exercised	—	(672)	$27.16
Cancelled	12	(12)	$114.70
Outstanding as of October 31, 2024	2,309	3,435	$96.14
Granted	(733)	733	$218.94
Exercised	—	(512)	$47.80
Cancelled	72	(72)	$162.71
Outstanding as of October 31, 2025	1,648	3,584	$126.81

Information concerning stock options outstanding (all of which are vested or expected to vest) and stock options exercisable by class of common stock as of October 31, 2025 is as follows (in thousands, except per share and contractual life data):

	Options Outstanding			
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	1,277	$127.54	5.1	$242,967
Class A Common Stock	2,307	$126.41	6.2	279,977
	3,584	$126.81	5.8	$522,944

	Options Exercisable			
	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	898	$95.63	3.9	$199,374
Class A Common Stock	1,233	$87.32	4.3	197,849
	2,131	$90.82	4.1	$397,223

Information concerning stock options exercised is as follows (in thousands):

	Year ended October 31,		
	2025	2024	2023
Cash proceeds from stock option exercises	$13,212	$7,951	$6,713
Tax benefit realized from stock option exercises	26,987	13,558	6,101
Intrinsic value of stock option exercises	106,116	121,532	63,710

Net income from consolidated operations for the fiscal years ended October 31, 2025, 2024 and 2023 includes compensation expense of $34.4 million, $18.8 million and $15.5 million, respectively, and an income tax benefit of $5.2 million, $2.4 million and $2.0 million, respectively, related to the Company's stock options. Substantially all of the stock option compensation expense was recorded as a component of SG&A expenses in the Company's Consolidated Statements of Operations. As of October 31, 2025, there was $81.1 million of pre-tax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 2.6 years. The total fair value of stock options that vested in fiscal 2025, 2024 and 2023 was $18.5 million, $20.1 million and $11.1 million, respectively. If there were a change in control of the Company, all of the unvested options outstanding as of October 31, 2025 would become immediately exercisable.

The fair value of each stock option grant in fiscal 2025, 2024 and 2023 was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

| | Year ended October 31, | | | | |
| | 2025 | | 2024 | 2023 | |
	Common Stock	Class A Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Expected stock price volatility	30.27%	31.66%	32.65%	31.48%	33.59%
Risk-free interest rate	4.22%	4.13%	4.20%	3.63%	3.64%
Dividend yield	.09%	.12%	.16%	.15%	.17%
Forfeiture rate	.00%	.00%	.00%	.00%	.00%
Expected option life (years)	9	6	6	8	6
Weighted average fair value	$124.86	$77.79	$63.15	$69.57	$50.90

12. EMPLOYEE RETIREMENT PLANS

The HEICO Savings and Investment Plan (the "401(k) Plan") is a qualified defined contribution retirement plan under which eligible employees of the Company and its participating subsidiaries may make Elective Deferral Contributions up to the limitations set forth in Section 402(g) of the Internal Revenue Code. The Company generally makes a 50% Employer Matching Contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the participant's Compensation for the Elective Deferral Contribution period. The 401(k) Plan also provides that the Company may make additional Employer Contributions. Employer Contributions may be contributed in the form of the Company's common stock or cash, as determined by the Company. Employer Contributions awarded in the form of Company common stock are valued based on the fair value of the underlying shares as of the effective date of contribution. Employer Contributions may be diversified by a participant into any of the participant-directed investment options of the 401(k) Plan; however, Employee Contributions may not be invested in Company common stock. Unless specified otherwise, all capitalized terms herein are defined in the 401(k) Plan document.

Participants receive 100% vesting in Employee Contributions and on cash dividends received on Company common stock. Vesting in Employer Contributions is based on a participant's number of Years of Service. Employer Contributions to the 401(k) Plan charged to income in fiscal 2025, 2024 and 2023 totaled $20.4 million, $17.6 million and $15.3 million, respectively, and were made through the issuance of new shares of Company common stock and the use of forfeited shares within the 401(k) Plan.

Information concerning share-based activity pertaining to the 401(k) Plan for each of the last three fiscal years ended October 31 is as follows (in thousands):

	Common Stock	Class A Common Stock
Shares available for issuance as of October 31, 2022	145	145
Issuance of common stock to the 401(k) Plan	(48)	(48)
Shares available for issuance as of October 31, 2023	97	97
Issuance of common stock to the 401(k) Plan	(46)	(46)
Shares available for issuance as of October 31, 2024	51	51
Shares registered for issuance to the 401(k) Plan	500	500
Issuance of common stock to the 401(k) Plan	(40)	(40)
Shares available for issuance as of October 31, 2025	511	511

13. REDEEMABLE NONCONTROLLING INTERESTS

The holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing the Company to purchase their equity interests through fiscal 2034. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for their equity interests (the "Redemption Amount") be at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. The Redemption Amounts were determined using probability-adjusted internal estimates of future subsidiary earnings while considering the earliest exercise date, the measurement period and any applicable fair value adjustments. Management's estimate of the aggregate Redemption Amount of all Put Rights that the Company could be required to pay is as follows (in thousands):

	As of October 31,	
	2025	2024
Redeemable at fair value	$356,850	$306,143
Redeemable based on a multiple of future earnings	110,508	60,013
Redeemable noncontrolling interests	$467,358	$366,156

A summary of the Put Rights associated with the redeemable noncontrolling interests in certain of the Company's subsidiaries as of October 31, 2025 is as follows:

Subsidiary Acquisition Year	Operating Segment	Company Ownership Interest	Earliest Put Right Year	Purchase Period (Years) [1]
2005	ETG	95.9%	2026 [2]	1 [4]
2006	FSG	85.1%	2026 [3]	3
2008	FSG	90.0%	2031	4
2009	ETG	82.5%	2026 [2]	1
2012	FSG	84.0%	2026 [2]	4
2012	FSG	80.1%	2027	4 [5]
2015	FSG	82.0%	2026 [2]	3 [6]
2015	FSG	80.1%	2026 [2]	4
2015	FSG	95.0%	2026 [3]	1
2015	ETG	80.1%	2026 [2]	2
2018	ETG	85.0%	2026 [2]	1
2019	ETG	92.7%	2026 [2]	4
2019	ETG	92.5%	2026 [3]	2
2019	FSG	80.1%	2026	4
2019	ETG	75.0%	2026 [2]	4 [7]
2020	ETG	80.1%	2026 [2]	4
2020	ETG	75.0%	2026 [2]	4 [7]
2020	ETG	90.0%	2026 [2]	4
2020	FSG	90.0%	2031	4
2021	FSG	80.1%	2026	4
2021	FSG	89.0%	2028	4
2021	ETG	80.1%	2026 [2]	3 [8]
2022	FSG	74.0%	2029	4
2022	FSG	96.0%	2029	4
2022	ETG	80.4%	2027	4
2023	ETG	90.0%	2026 [2]	1
2023	ETG	90.7%	2027	1
2024	ETG	92.5%	2029	4
2024	ETG	92.4%	2028	1 [9]
2025	ETG	70.0%	2029	1
2025	FSG	90.0%	2029	4

[1] Represents the remaining purchase period if Put Right was previously exercised.

[2] Currently puttable.

[3] Put Right previously exercised.

(4) The Put Right for a 2.6% noncontrolling interest is to be purchased in a lump sum and the Put Right for the remaining 1.5% interest is to be purchased over a four-year period.

(5) The Put Rights for a 10% noncontrolling interest and the remaining 9.9% interest may be exercised beginning in fiscal 2027 and 2029, respectively, with each purchase over a four-year period.

(6) The Put Right for a 15% noncontrolling interest may be exercised in 5% increments annually and the first increment is currently puttable. The Put Right for the remaining 3% noncontrolling interest may be exercised in one-fifth increments beginning in fiscal 2028.

(7) The exercise of a Put Right for either entity will automatically trigger a Put Right exercise for the other entity.

(8) The Put Rights for an aggregate 13.5% noncontrolling interest is currently puttable with the purchase over a three-year period. The Put Right for the remaining 6.4% noncontrolling interest may be exercised beginning in fiscal 2028 with the purchase over a four-year period.

(9) The Put Right for a 4.5% noncontrolling interest is to be purchased in a lump sum and the Put Right for the remaining 3.1% interest is to be purchased over a two-year period.

The estimated aggregate Redemption Amount of the Put Rights that are currently puttable, previously put, or becoming puttable during fiscal 2026 is approximately $191.4 million, of which approximately $94.6 million would be payable in fiscal 2026 should all of the eligible associated noncontrolling interest holders elect to exercise their Put Rights during fiscal 2026. Additionally, the Company has call rights to purchase the equity interests of the noncontrolling holders over the same purchase period as the Put Rights.

During the third quarter of fiscal 2025, the Company sold a 10% noncontrolling equity interest in a subsidiary of HFSC that was acquired in fiscal 2020, which decreased the Company's ownership interest in the subsidiary to 90%. As part of the operating agreement, the noncontrolling interest holders have the right to cause the Company to purchase their noncontrolling interests over a four-year period beginning in fiscal 2031, or sooner under certain conditions, and the Company has the right to purchase the same noncontrolling interests over the same period.

During the second quarter of fiscal 2025, the holder of a 19.9% noncontrolling equity interest in a subsidiary of HFSC that was acquired in fiscal 2006 exercised their option to cause the Company to purchase their noncontrolling interest over a four-year period ending in fiscal 2028. Accordingly, the Company acquired one-fourth of such interest in May 2025, which increased the Company's ownership interest in the subsidiary to 85.1%.

As discussed in Note 2, Acquisitions, the Company, through a subsidiary of HEICO Electronic, which was 87.9% owned by the Company, acquired 100% of the membership interests of Rosen in April 2025. As a result of this acquisition, the Company's ownership interest in the subsidiary of HEICO Electronic increased to approximately 92.4%.

During the second quarter of fiscal 2024, the holders of a 15% noncontrolling equity interest in a subsidiary of the ETG that was acquired in fiscal 2019 exercised their option to cause the Company to purchase their noncontrolling interest over a four-year period ending in fiscal 2027. Accordingly, the Company acquired an additional one-fourth of such interest in February 2025, which increased the Company's ownership interest in the subsidiary to 92.5%.

As discussed in Note 2, Acquisitions, the Company, through a subsidiary of HFSC, acquired 90% of the membership interests of Millennium in January 2025. As part of the operating agreement, the noncontrolling interest holder has the right to cause the Company to purchase their membership interest over a four-year period beginning in fiscal 2029, or sooner under certain conditions, and the Company has the right to purchase the same membership interest over the same period.

During the fourth quarter of fiscal 2022, the holder of a 19.9% noncontrolling equity interest in a subsidiary of HFSC that was acquired in fiscal 2015 exercised their option to cause the Company to purchase their noncontrolling interest over a four-year period ending in fiscal 2026. Accordingly, the Company acquired an additional one-fourth of such interest in December 2024, which increased the Company's ownership interest in the subsidiary to 95.0%.

As discussed in Note 2, Acquisitions, the Company, through a subsidiary of HEICO Electronic, acquired 70% of the stock of SVM in November 2024. As part of the shareholders' agreement, the noncontrolling interest holder has the right to cause the Company to purchase their equity interest beginning in fiscal 2029, or sooner under certain conditions, and the Company has the right to purchase the same equity interest over the same period.

As discussed in Note 2, Acquisitions, the Company, through HEICO Electronic, acquired 93.69% of the common stock of Exxelia in January 2023. During fiscal 2023 and 2024, a few nominal transactions between the Company and certain existing noncontrolling interest holders and members of Exxelia's management team resulted in a net decrease in the Company's ownership interest in the subsidiary to 90.69%.

During fiscal 2022, the holder of a 19.9% noncontrolling equity interest in a subsidiary of the FSG that was acquired in fiscal 2017 exercised their option to cause the Company to purchase one-half of the noncontrolling interest in fiscal 2022 and the remaining one-half in fiscal 2024. Accordingly, the Company acquired the remaining 9.95% equity interest in May 2024.

The $5.8 million, $26.6 million and $2.7 million aggregate Redemption Amounts for the redeemable noncontrolling interests acquired in fiscal 2025, 2024 and 2023, respectively, were paid using cash provided by operating activities.

14. NET INCOME PER SHARE ATTRIBUTABLE TO HEICO SHAREHOLDERS

The computation of basic and diluted net income per share attributable to HEICO shareholders is as follows (in thousands, except per share data):

	Year ended October 31,		
	2025	**2024**	**2023**
Numerator:			
Net income attributable to HEICO	$690,385	$514,109	$403,596
Denominator:			
Weighted average common shares outstanding - basic	139,048	138,455	137,185
Effect of dilutive stock options	1,723	1,743	1,720
Weighted average common shares outstanding - diluted	140,771	140,198	138,905
Net income per share attributable to HEICO shareholders:			
Basic	$4.97	$3.71	$2.94
Diluted	$4.90	$3.67	$2.91
Anti-dilutive stock options excluded	545	707	1,281

15. OPERATING SEGMENTS

The Company has two operating segments, the FSG and the ETG. The Company's operating segment reporting structure is consistent with how management reviews the business, makes investing and resource decisions and assesses operating performance. Additionally, characteristics such as similarity of products, customers, economic characteristics and various other factors are considered when identifying the Company's operating segments.

The FSG designs and manufactures jet engine and aircraft component replacement parts, which are approved by the FAA. In addition, the FSG repairs, overhauls and distributes jet engine and aircraft components, avionics and instruments for domestic and foreign commercial air carriers and aircraft repair companies as well as military and business aircraft operators. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the U.S government. Additionally, the FSG is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to the U.S. Department of Defense, defense prime contractors, and foreign military organizations allied with the U.S. Further, the FSG is a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications. The FSG also engineers, designs and manufactures thermal insulation blankets and parts as well as removable/reusable insulation systems for aerospace, defense, commercial and industrial applications; manufactures expanded foil mesh for lightning strike protection in fixed and rotary wing aircraft; distributes aviation electrical interconnect products and electromechanical parts; overhauls industrial pumps, motors, and other hydraulic units with a focus on the support of legacy systems for the U.S. Navy; performs tight-tolerance machining, brazing, fabricating and welding services for aerospace, defense and other industrial applications; and designs, manufactures and distributes emergency descent devices ("EDDs") and personnel and cargo parachute products.

The ETG collectively designs, manufactures and sells various types of electronic, data and microwave, and electro-optical products, including infrared simulation and test equipment, laser rangefinder receivers, electrical power supplies, back-up power supplies, power conversion products, underwater locator beacons, emergency locator transmission beacons, flight deck annunciators, panels, indicators, electromagnetic and radio frequency interference shielding and filters, high power capacitor charging power supplies, amplifiers, traveling wave tube amplifiers, photodetectors, amplifier modules, microwave power modules, flash lamp drivers, laser diode drivers, arc lamp power supplies, custom power supply designs, cable assemblies, high voltage power supplies, high voltage interconnection devices and wire, high voltage energy generators, high frequency power delivery systems; memory products, including three-dimensional microelectronic and stacked memory, static random-access memory (SRAM) and electronically erasable programmable read-only memory (EEPROM); harsh environment electronic connectors and other interconnect products, RF and microwave amplifiers, transmitters, and receivers and integrated assemblies, sub-assemblies and components; RF sources, detectors and controllers, wireless cabin control systems, solid state power distribution and management systems, proprietary in-cabin power and entertainment components and subsystems, cockpit displays and other avionics components, crashworthy and ballistically self-sealing auxiliary fuel systems,

nuclear radiation detectors, communications and electronic intercept receivers and tuners, fuel level sensing systems, high-speed interface products that link devices, high performance active antenna systems and airborne antennas for commercial and military aircraft, precision guided munitions, other defense applications and commercial uses; silicone material for a variety of demanding applications; precision power analog monolithic, hybrid and open frame components; high-reliability ("Hi-Rel") ceramic-to-metal feedthroughs and connectors, technical surveillance countermeasures (TSCM) equipment to detect devices used for espionage and information theft; rugged small-form factor embedded computing solutions; custom high power filters and filter assemblies; test sockets and adapters for both engineering and production use of semiconductor devices; radiation assurance services and products; and Hi-Rel, complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications.

The Company's operating segments offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

Segment Profit or Loss

The financial results of the Company's operating segments are reported on the same basis used internally by its Chief Operating Decision Maker ("CODM"). The Company's Co-Chief Executive Officers serve together as the CODM. The primary measure used by the CODM and management to review and assess segment performance and to make resource allocation and business direction decisions is segment operating income. The CODM uses segment operating income to allocate resources, including personnel and financial resources, among the Company's operating segments, primarily as part of the annual planning process. Segment operating income is also used to monitor segment performance compared to prior periods, budgeted expectations, and anticipated future results. The Company generally accounts for intersegment net sales as if the sales were to third parties at current market prices, and any such net sales and associated profit are eliminated in consolidation. The accounting policies of the Company's operating segments are consistent with those described in Note 1, Summary of Significant Accounting Policies.

Information on the Company's two operating segments, the FSG and the ETG, for each of the last three fiscal years ended October 31 is as follows (in thousands):

| | Segment | | | | Consolidated |
	FSG	ETG	Corporate [1]	Intersegment [2]	Totals
Year ended October 31, 2025:					
Net sales to external customers	$3,115,616	$1,369,428	$—	$—	
Intersegment net sales	1,661	43,692	—	(45,353)	
Net sales	3,117,277	1,413,120	—	(45,353)	4,485,044
Cost of sales	1,928,042	812,850	—	(42,312)	
Other segment items [3]	438,840	275,318	—	—	
Operating income	750,395	324,952	(53,308)	(3,041)	1,018,998
Capital expenditures	32,342	25,078	15,466	—	72,886
Depreciation [4]	26,901	25,536	1,978	—	54,415
Amortization [4]	83,799	56,293	1,569	—	141,661
Year ended October 31, 2024:					
Net sales to external customers	$2,638,893	$1,218,776	$—	$—	
Intersegment net sales	461	44,850	—	(45,311)	
Net sales	2,639,354	1,263,626	—	(45,311)	3,857,669
Cost of sales	1,671,596	726,618	—	(42,271)	
Other segment items [3]	374,684	248,815	—	—	
Operating income	593,074	288,193	(53,772)	(3,040)	824,455
Capital expenditures	27,498	29,864	899	—	58,261
Depreciation [4]	25,153	22,731	1,244	—	49,128
Amortization [4]	73,640	50,994	1,569	—	126,203
Year ended October 31, 2023:					
Net sales to external customers	$1,769,985	$1,198,120	$—	$—	
Intersegment net sales	200	27,102	—	(27,302)	
Net sales	1,770,185	1,225,222	—	(27,302)	2,968,105
Cost of sales	1,130,703	710,896	—	(26,982)	
Other segment items [3]	252,185	229,273	—	—	
Operating income	387,297	285,053	(46,691)	(320)	625,339
Capital expenditures	22,775	26,493	166	—	49,434
Depreciation [4]	18,699	20,478	1,101	—	40,278
Amortization [4]	36,957	51,296	1,512	—	89,765

[1] Corporate activity consists of unallocated corporate general and administrative expenses.
[2] Intersegment activity principally consists of net sales from the ETG to the FSG.
[3] Represents SG&A expenses.
[4] Depreciation and amortization expense disclosed by reportable segment are included within cost of sales and other segment items.

Total assets by operating segment are as follows (in thousands):

As of October 31,	Segment		Other, Primarily Corporate	Consolidated Totals
	FSG	ETG		
2025	$4,571,887	$3,437,221	$491,326	$8,500,434
2024	4,264,360	2,981,326	347,136	7,592,822

Major Customer and Geographic Information

The Company markets its products and services in approximately 130 countries. The following table summarizes the Company's net sales to customers located in the United States and to those in other countries for each of the last three fiscal years ended October 31 (in thousands). Net sales are attributed to countries based on the location of the customer. Net sales to any one customer or attributed to any one foreign country did not account for 10% or more of the Company's consolidated net sales during any of the last three fiscal years. The following table also summarizes the Company's long-lived assets held within and outside of the United States as of October 31 for each of the last three fiscal years (in thousands). Long-lived assets consist of net property, plant and equipment and operating lease ROU assets.

	2025	2024	2023
Net sales:			
United States of America	$2,776,103	$2,420,892	$1,963,451
Other countries	1,708,941	1,436,777	1,004,654
Total net sales	$4,485,044	$3,857,669	$2,968,105
Long-lived assets:			
United States of America	$447,581	$357,303	$349,085
Other countries [1]	119,110	113,567	94,136
Total long-lived assets	$566,691	$470,870	$443,221

[1] France was the only foreign country where long-lived assets exceeded 10% of the Company's total long-lived assets for certain fiscal periods presented. Long-lived assets held in France totaled $54.2 million and $53.3 million as of October 31, 2024 and 2023, respectively.

16. COMMITMENTS AND CONTINGENCIES

Guarantees

As of October 31, 2025, the Company had outstanding standby letters of credit and guarantees with financial institutions aggregating $15.1 million. These guarantees and standby letters of credit pertain to performance guarantees issued in connection with customer contracts

entered into by certain of the Company's subsidiaries, and a payment guarantee related to potential workers' compensation claims.

Product Warranty

Changes in the Company's product warranty liability in fiscal 2025 and 2024 are as follows (in thousands):

| | Year ended October 31, | |
	2025	2024
Balance as of beginning of year	$4,036	$3,847
Accruals for warranties	3,532	2,711
Acquired warranty liabilities	1,233	244
Warranty claims settled	(3,033)	(2,766)
Balance as of end of year	$5,768	$4,036

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

17. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The following table presents supplemental disclosures of cash flow information and non-cash investing activities for fiscal 2025, 2024 and 2023 (in thousands):

| | Year ended October 31, | | |
	2025	2024	2023
Cash paid for income taxes	$213,665	$114,851	$138,667
Cash received from income tax refunds	(7,092)	(1,475)	(3,846)
Cash paid for interest	128,967	148,899	54,143
Contingent consideration	11,509	—	17,018
Additional purchase consideration	(1,545)	4,959	(121)
Issuance of common stock for an acquisition	(10,123)	—	(161,373)

See Note 9, Leases, for additional information regarding supplemental disclosures of cash flow information.

18. SUBSEQUENT EVENTS

In November 2025, the Company announced that its HEICO Electronic subsidiary has entered into an agreement to acquire 100% of the equity of Axillon Aerospace's Fuel Containment Business ("Axillon") from affiliates of SK Capital Partners, LP for cash payable at closing. Axillon designs and manufactures advanced fuel containment solutions, primarily for military fixed- and rotary-wing aircraft. Closing is subject to governmental approval and standard closing conditions and is expected to occur in the first quarter of fiscal 2026. The purchase price of this acquisition is expected to be paid in cash, principally using proceeds from the Company's revolving credit facility and is not material or significant to the Company's consolidated financial statements.

In November 2025, the Company, through a subsidiary of HFSC, entered into an agreement to acquire 100% of the stock of EthosEnergy Accessories & Components, LLC and EthosEnergy Accessories & Components, Limited (collectively, "Ethos"). Ethos provides repair solutions for engine components and accessories for various aeroderivative, aerospace, and defense engine platforms. Closing is subject to governmental approval and standard closing conditions and is expected to occur in the first quarter of fiscal 2026. The purchase price of this acquisition is expected to be paid with a combination of cash using proceeds from the Company's revolving credit facility and shares of HEICO Class A Common Stock and is not material or significant to the Company's consolidated financial statements.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Co-Chief Executive Officers and its Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, the Company's Co-Chief Executive Officers and its Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the end of the period covered by this annual report.

Management's Annual Report on Internal Control Over Financial Reporting

Management of HEICO Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the Company's Co-Chief Executive Officers and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013)*. Based on its assessment, management concluded that the Company's internal control over financial reporting is effective as of October 31, 2025.

As permitted by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition and management elected to exclude SVM Private Limited, Millennium International, LLC, Rosen Aviation, LLC, and Gables Engineering, Inc. (collectively, the "Excluded Acquisitions") from its assessment of internal control over financial reporting as of October 31, 2025. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for additional information. The aggregate assets (excluding goodwill and intangible assets, net) and net sales of the Excluded Acquisitions constitute 2.3% and 1.6% of the Company's consolidated total assets and net sales as of and for the year ended October 31, 2025, respectively.

Deloitte & Touche LLP, an independent registered public accounting firm, audited the Company's consolidated financial statements and financial statement schedule included in this Annual Report on Form 10-K for the year ended October 31, 2025. A copy of their report is included in Item 8, *Financial Statements and Supplementary Data,* of this Annual Report on Form 10-K. Deloitte & Touche LLP has issued their attestation report on management's internal control over financial reporting, which is set forth below.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the fourth quarter ended October 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As described in *Management's Annual Report on Internal Control Over Financial Reporting,* the Company made several acquisitions during fiscal 2025 and is in the process of integrating each one into its overall internal control over financial reporting process.

Attestation Report of the Company's Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended October 31, 2025, of the Company and our report dated December 22, 2025, expressed an unqualified opinion on those financial statements and financial statement schedule.

As described in *Management's Annual Report on Internal Control Over Financial Reporting*, management excluded from its assessment the internal control over financial reporting at SVM Private Limited, Millennium International, LLC, Rosen Aviation, LLC, and Gables Engineering, Inc. (collectively, the "Excluded Acquisitions") which were acquired during the year ended October 31, 2025, and whose financial statements (excluding goodwill and intangible assets, net) constitute 2.3% of total assets and 1.6% of net sales of the Company's consolidated financial statement amounts as of and for the year ended October 31, 2025. Accordingly, our audit did not include the internal control over financial reporting of the Excluded Acquisitions.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance

with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
December 22, 2025

Item 9B. *OTHER INFORMATION*

None of our directors or officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-rule 10b5-1 trading arrangement," as each item is defined in Item 408(a) of Regulation S-K, during the fourth quarter ended October 31, 2025.

Item 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information concerning the members of the Board of Directors of the Company, including the Finance/Audit Committee of the Board of Directors, the independence of its members and the "audit committee financial expert" as defined by the Securities and Exchange Commission ("SEC"), as well as information concerning other corporate governance matters and compliance with Section 16(a) of the Securities Exchange Act of 1934 is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

Information concerning the Executive Officers of the Company is set forth in Item 1 of Part I hereof under the caption "Information About Our Executive Officers."

The Company has adopted a code of ethics that applies to its co-principal executive officers, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics is located on the Company's Internet website at https://www.heico.com. Any amendments to or waivers from a provision of this code of ethics will be posted on the Company's website.

Item 11. *EXECUTIVE COMPENSATION*

Information concerning executive compensation required by this item is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information concerning security ownership of certain beneficial owners and management and related stockholder matters required by this item is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of October 31, 2025 (in thousands, except per share data):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) [2]
Equity compensation plans approved by security holders [1]	3,584	$126.81	1,648
Equity compensation plans not approved by security holders	—	—	—
Total	3,584	$126.81	1,648

(1) Represents aggregated information pertaining to our three equity compensation plans: the HEICO Corporation 2018 Incentive Compensation Plan, the 2012 Incentive Compensation Plan and the Non-Qualified Stock Option Plan. See Note 11, Share-Based Compensation, of the Notes to Consolidated Financial Statements for further information regarding these plans.

(2) Shares are available for future grant in column (c) solely under the HEICO Corporation 2018 Incentive Compensation Plan, under a formula that counts one share against the available share reserve for each one share subject to a stock option or stock appreciation right, and counts 2.5 shares against the available share reserve for each one share subject to a restricted stock award, a restricted stock unit award, a free-standing dividend equivalent award, or any other stock-based award or a performance award denominated in shares. Additionally, the remaining number of securities available for future issuance may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee at its sole discretion.

Item 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

Information concerning certain relationships and related transactions and director independence required by this item is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

Item 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

Information concerning fees and services by the principal accountant required by this item is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

<center>PART IV</center>

Item 15. ***EXHIBITS AND FINANCIAL STATEMENT SCHEDULES***

(a)(1) Financial Statements

The following consolidated financial statements of the Company and subsidiaries and report of independent registered public accounting firm are included in Part II, Item 8:

	Page
Report of Independent Registered Public Accounting Firm	51
Consolidated Balance Sheets as of October 31, 2025 and 2024	54
Consolidated Statements of Operations for the years ended October 31, 2025, 2024 and 2023	55
Consolidated Statements of Comprehensive Income for the years ended October 31, 2025, 2024 and 2023	56
Consolidated Statements of Shareholders' Equity for the years ended October 31, 2025, 2024 and 2023	57
Consolidated Statements of Cash Flows for the years ended October 31, 2025, 2024 and 2023	59
Notes to Consolidated Financial Statements	60

(a)(2) Financial Statement Schedules

The following financial statement schedule of the Company and subsidiaries is included herein:

Schedule II – Valuation and Qualifying Accounts	124

All other schedules have been omitted because the required information is not applicable or the information is included in the consolidated financial statements or notes thereto presented in Part II, Item 8.

(a)(3) Exhibits

Exhibit		Description

2.1 — Amended and Restated Agreement of Merger and Plan of Reorganization, dated as of March 22, 1993, by and among HEICO Corporation, HEICO Industries, Corp. and New HEICO, Inc. is incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 (Registration No. 33-57624) Amendment No. 1 filed on March 19, 1993. *

2.2 — Agreement and Plan of Merger by and among HEICO Corporation, Magnolia MergeCo Inc., Jazz Parent, Inc. and Jazz Topco GP LLC, is incorporated by reference to Exhibit 2.1 to the Form 8-K filed on May 18, 2023. *

3.1 — Articles of Incorporation of the Registrant are incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 (Registration No. 33-57624) Amendment No. 1 filed on March 19, 1993. *

3.2 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated April 27, 1993, are incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form 8-B dated April 29, 1993. *

3.3 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated November 3, 1993, are incorporated by reference to Exhibit 3.3 to the Form 10-K for the year ended October 31, 1993. *

3.4 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated March 19, 1998, are incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-3 (Registration No. 333-48439) filed on March 23, 1998. *

3.5 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated as of November 2, 2003, are incorporated by reference to Exhibit 3.5 to the Form 10-K for the year ended October 31, 2003. *

3.6 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated March 26, 2012, are incorporated by reference to Exhibit 3.1 to the Form 8-K filed on March 29, 2012. *

3.7 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated March 16, 2018, are incorporated by reference to Exhibit 3.1 to the Form 8-K filed on March 20, 2018. *

3.8 — Amended and Restated Bylaws of the Registrant, effective as of September 22, 2014, are incorporated by reference to Exhibit 3.1 to the Form 8-K filed on September 25, 2014. *

4.1 — Description of HEICO Corporation Capital Stock is incorporated by reference to Exhibit 4.1 to the Form 10-K for the year ended October 31, 2019. *

4.2 — Indenture, dated July 27, 2023, between HEICO Corporation and certain of its subsidiaries and Truist Bank, as trustee, is incorporated by reference to Exhibit 4.1 to the Form 8-K filed on July 27, 2023. *

Exhibit	Description
4.3	— First Supplemental Indenture, dated July 27, 2023, between HEICO Corporation and certain of its subsidiaries and Truist Bank, as trustee, is incorporated by reference to Exhibit 4.2 to the Form 8-K filed on July 27, 2023. *
4.4	— Form of 5.250% Notes due 2028 (form included as Exhibit A to the First Supplemental Indenture filed therein as Exhibit 4.2) is incorporated by reference to Exhibit 4.3 to the Form 8-K filed on July 27, 2023. *
4.5	— Form of 5.350% Notes due 2033 (form included as Exhibit B to the First Supplemental Indenture filed therein as Exhibit 4.2) is incorporated by reference to Exhibit 4.4 to the Form 8-K filed on July 27, 2023. *
10.1#	— HEICO Savings and Investment Plan, as amended and restated effective as of January 1, 2024 is incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarterly period ended April 30, 2024. *
10.2#	— First Amendment to the HEICO Savings and Investment Plan, as Amended and Restated effective as of January 1, 2024.**
10.3#	— Non-Qualified Stock Option Agreement for Directors, Officers and Employees is incorporated by reference to Exhibit 10.8 to the Form 10-K for the year ended October 31, 1985. *
10.4#	— HEICO Corporation 2012 Incentive Compensation Plan is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on March 29, 2012. *
10.5#	— HEICO Corporation 2018 Incentive Compensation Plan is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on March 20, 2018. *
10.6#	— HEICO Corporation Directors' Retirement Plan, as amended, dated as of May 31, 1991, is incorporated by reference to Exhibit 10.19 to the Form 10-K for the year ended October 31, 1992. *
10.7#	— HEICO Corporation Leadership Compensation Plan, effective October 1, 2006, as Re-Amended and Restated effective January 1, 2017, is incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended October 31, 2016. *
10.8#	— First Amendment to the HEICO Leadership Compensation Plan, as Re-Amended and Restated effective January 1, 2017 is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on March 24, 2021. *
10.9#	— Employment Agreement and Non-Competition and Non-Solicitation Agreement, effective June 1, 2012, by and between HEICO Corporation and Carlos Macau is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on June 1, 2012. *
10.10	— Shareholders Agreement, dated October 30, 1997, by and between HEICO Aerospace Holdings Corp., HEICO Aerospace Corporation and all of the shareholders of HEICO Aerospace Holdings Corp. and Lufthansa Technik AG is incorporated by reference to Exhibit 10.32 to the Form 10-K/A for the year ended October 31, 1997. *

Exhibit		Description
10.11	—	Revolving Credit Agreement, dated as of November 6, 2017, among HEICO Corporation, as Borrower, the Lenders from time to time party hereto, SunTrust Bank, as Administrative Agent, L/C Issuer and Swingline Lender; Wells Fargo Bank, National Association and Bank of America, N.A., as Co-Syndication Agents; and PNC Bank, National Association, Branch Banking and Trust Company, Capital One, National Association, Fifth Third Bank, JPMorgan Chase Bank, N.A., TD Bank N.A. and U.S. Bank National Association, as Co-Documentation Agents, is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 8, 2017. *
10.12	—	First Amendment to Revolving Credit Agreement, effective as of December 11, 2020, among HEICO Corporation, as Borrower, the Lenders from time to time party thereto and Truist Bank (as successor by merger to SunTrust Bank), as Administrative Agent is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 14, 2020. *
10.13	—	Second Amendment to Revolving Credit Agreement, effective as of April 7, 2022, among HEICO Corporation, as Borrower, the Lenders from time to time party thereto and Truist Bank (as successor by merger to SunTrust Bank), as Administrative Agent is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 14, 2022. *
10.14	—	Third Amendment to Revolving Credit Agreement, effective as of July 14, 2023, among HEICO Corporation, as Borrower, the Lenders from time to time party thereto and Truist Bank (as successor by merger to SunTrust Bank), as Administrative Agent, is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on July 17, 2023. *
10.15	—	Put Option Agreement, dated July 26, 2022, by and among HEICO Electronic Technologies Corp., EGEE International 2 SA, Faraday Management 1, Faraday Management 2 and Mr. Paul Maisonner, is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on July 29, 2022. *
10.16	—	Securities Purchase Agreement, dated August 5, 2022, by and between HEICO Electronic Technologies Corporation, HEICO Corporation on the one hand and the Sellers Identified Herein on the other hand, with respect to Exxelia International, Faraday Management 1 and Faraday Management 2, is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on August 9, 2022. *
10.17#	—	Form of Non-Qualified Stock Option Agreement under the HEICO Corporation 2018 Incentive Compensation Plan. **
19	—	HEICO Corporation Insider Trading Policy is incorporated by reference to Exhibit 19 to the Form 10-K filed on December 19, 2024. *
21	—	Subsidiaries of HEICO Corporation. **
22	—	Subsidiary Guarantors and Issuers of Guaranteed Securities. **
23	—	Consent of Independent Registered Public Accounting Firm. **
31.1	—	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer. **

Exhibit		Description
31.2	—	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer. **
31.3	—	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer. **
32.1	—	Section 1350 Certification of Co-Chief Executive Officer. ***
32.2	—	Section 1350 Certification of Co-Chief Executive Officer. ***
32.3	—	Section 1350 Certification of Chief Financial Officer. ***
97	—	HEICO Corporation Clawback Policy is incorporated by reference to Exhibit 97 to the Form 10-K for the year ended October 31, 2023. *
101.INS	—	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document. **
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document. **
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document. **
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document. **
101.LAB	—	Inline XBRL Taxonomy Extension Labels Linkbase Document. **
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document. **
104	—	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101). **

\#   Management contract or compensatory plan or arrangement required to be filed as an exhibit.

*   Previously filed.

**   Filed herewith.

*** Furnished herewith.

Item 16. *FORM 10-K SUMMARY*

None.

HEICO CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

	Year ended October 31,		
	2025	**2024**	**2023**
Allowance for doubtful accounts (in thousands):			
Allowance as of beginning of year	$11,794	$12,621	$8,333
Deductions charged to costs and expenses	(267)	(184)	(50)
Additions charged to other accounts	133	51	7,729 [a]
Deductions [b]	(1,411)	(694)	(3,391)
Allowance as of end of year	$10,249	$11,794	$12,621

(a) Principally additions from acquisitions and foreign currency translation adjustments.

(b) Principally write-offs of uncollectible accounts receivables.

	Year ended October 31,		
	2025	**2024**	**2023**
Inventory valuation reserves (in thousands):			
Reserves as of beginning of year	$280,951	$258,931	$154,995
Additions charged to costs and expenses	41,576	34,432	11,499
Additions (deductions) charged to other accounts	1,911	(4,027)	95,596 [a]
Deductions [b]	(18,964)	(8,385)	(3,159)
Reserves as of end of year	$305,474	$280,951	$258,931

(a) Principally additions from acquisitions and foreign currency translation adjustments.

(b) Principally write-offs of slow-moving, obsolete or damaged inventory.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEICO CORPORATION

Date: December 22, 2025

By: /s/ CARLOS L. MACAU, JR.
Carlos L. Macau, Jr.
Executive Vice President - Chief Financial Officer and Treasurer
(Principal Financial Officer)

By: /s/ BRADLEY K. ROWEN
Bradley K. Rowen
Chief Accounting Officer
and Assistant Treasurer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position(s)	Date
/s/ ERIC A. MENDELSON Eric A. Mendelson	Co-Chairman of the Board, Co-Chief Executive Officer, and Director (Co-Principal Executive Officer)	December 22, 2025
/s/ VICTOR H. MENDELSON Victor H. Mendelson	Co-Chairman of the Board, Co-Chief Executive Officer, and Director (Co-Principal Executive Officer)	December 22, 2025
/s/ THOMAS M. CULLIGAN Thomas M. Culligan	Director	December 22, 2025
/s/ CAROL F. FINE Carol F. Fine	Director	December 22, 2025
/s/ ADOLFO HENRIQUES Adolfo Henriques	Director	December 22, 2025
/s/ MARK H. HILDEBRANDT Mark H. Hildebrandt	Director	December 22, 2025
/s/ JULIE NEITZEL Julie Neitzel	Director	December 22, 2025
/s/ ALAN SCHRIESHEIM Alan Schriesheim	Director	December 22, 2025

Exhibit 10.2

Amendment Text to the HEICO Savings and Investment Plan, as amended and restated (the "Plan"), approved by the HEICO Savings and Investment Plan Trust Fund Administrative Committee of HEICO Corporation, dated March 31, 2025

In connection with the identification of a scrivener's error, the text in Section 7.3 of the Plan was replaced with the following:

7.3 Forfeiture of Nonvested Interest

Upon a Participant's Severance from Employment, the nonvested portion of his or her Equity Builder Account and Matching Contributions Account shall be forfeited at the earlier of the date he or she receives a distribution of the vested portion of his or her Account or the date he or she incurs five consecutive Breaks in Service. The Committee shall apply all forfeitures by first restoring the amount of previous forfeitures in accordance with Section 7.4, and then by either paying Plan expenses and/or reducing the amount of Employer contributions required under the Plan in accordance with Section 4.2 for the then current Plan Year. Notwithstanding the foregoing, if the vested portion of a Participant's Account is $0.00 at the time of his or her Severance from Employment, the Participant shall be deemed to have received a distribution of his or her vested Account at his or her Severance from Employment.

Exhibit 10.17

Form of

HEICO CORPORATION

NON-QUALIFIED STOCK OPTION AGREEMENT
FOR

_____

Agreement

1.   <u>Grant of Option</u>. HEICO Corporation (the "Company") hereby grants, as of _____ ("Date of Grant"), to _____ (the "Optionee") an option (the "Option") to purchase up to ____ shares of the Company's Class A Common Stock, $.01 par value per share (the "Shares"), at an exercise price per share equal to $_____ (the "Exercise Price"). The Option shall be subject to the terms and conditions set forth herein. The Option is being granted pursuant to the Company's 2018 Incentive Compensation Plan (the "Plan"), which is incorporated herein for all purposes. The Option is a non-qualified stock option, and not an Incentive Stock Option. The Optionee hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all of the terms and conditions hereof and thereof and all applicable laws and regulations.

2.   <u>Definitions</u>. Unless otherwise provided herein, terms used herein that are defined in the Plan and not defined herein shall have the meanings attributed thereto in the Plan.

3.   <u>Exercise Schedule</u>. Except as otherwise provided in Sections 6 or 9 of this Agreement, or in the Plan, the Option is exercisable only following the satisfaction of the vesting conditions set forth in **Exhibit A** hereto. Except as otherwise provided in Section 9(a)(ii) of this Agreement, upon the termination of the Optionee's Continuous Service, any unvested portion of the Option shall terminate and be null and void.

4.   <u>Method of Exercise</u>. The vested portion of this Option shall be exercisable in whole or in part in accordance with the exercise schedule set forth in Section 3 hereof by written notice which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised, and such other representations and agreements as to the holder's investment intent with respect to such Shares as may be required by the Company pursuant to the provisions of the Plan. Such written notice shall be signed by the Optionee and shall be delivered in person or by certified mail to the Secretary of the Company. The written notice shall be accompanied by payment of the Exercise Price. This Option shall be deemed to be exercised after both (a) receipt by the Company of such written notice accompanied by the Exercise Price and (b) arrangements that are satisfactory to the Committee or the Board in its sole discretion have been made for Optionee's payment to the Company of the minimum statutory amount required to be withheld to satisfy any applicable federal, state, local or foreign income or employment tax withholding requirements (including the withholding of Shares that otherwise would be delivered to the Optionee) as a result of the exercise of the Option. No Shares will be issued pursuant to the Option unless and until such issuance and such exercise shall comply with all relevant provisions of applicable law, including the requirements of any stock exchange upon which the Shares then may be traded.

5.   Method of Payment. Payment of the Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee: (a) cash; (b) check; (c) with Shares owned by the Optionee, or the withholding of Shares that otherwise would be delivered to the Optionee as a result of the exercise of the Option; (d) delivery of a properly executed exercise notice together with such other documentation, and subject to such guidelines, as the Board or the Committee shall require to effect an exercise of the Option and delivery to the Company by a licensed broker acceptable to the Company of proceeds from the sale of Shares or a margin loan sufficient to pay the Exercise Price and any applicable income or employment taxes not to exceed the minimum statutory withholding requirements; or (e) such other consideration or in such other manner as may be determined by the Board or the Committee in its absolute discretion.

6.   Termination of Option.

(a)   Any unexercised portion of the Option that is otherwise vested shall automatically and without notice terminate and become null and void at the time of the earliest to occur of the following:

(i)   unless the Committee or the Board otherwise determines in writing in its sole discretion, three months after the date on which the Optionee's Continuous Service with the Company and its Subsidiaries is terminated for any reason other than (A) by the Company or a Related Entity for Cause, (B) a Disability of the Optionee, (C) the death of the Optionee, or (D) pursuant to the terms of Section 9(a)(ii) of this Agreement;

(ii)   immediately upon the termination of the Optionee's Continuous Service by the Company or a Related Entity for Cause;

(iii)   twelve months after the date on which the Optionee's Continuous Service is terminated by reason of a Disability;

(iv)   twelve months after the date of termination of the Optionee's Continuous Service by reason of the death of the Optionee (or three months after the date on which the Optionee shall die if such death shall occur during the one-year period specified in paragraph (iii) of this Section 6); or

(v)   the tenth anniversary of the date as of which the Option is granted.

(b)   To the extent not previously exercised, (i) the Option shall terminate immediately in the event of (1) the liquidation or dissolution of the Company, or (2) any reorganization, merger, consolidation or other form of corporate transaction in which the Company does not survive or the Shares are exchanged for or converted into cash or securities issued by another entity, or an affiliate of such successor or acquiring entity, unless the successor or acquiring entity, or an affiliate thereof, assumes the Option or substitutes an equivalent option or right pursuant to Section 10(c) of the Plan, and (ii) the Committee or the Board in its sole discretion may, by written notice ("cancellation notice"), cancel, effective upon the consummation of any transaction that constitutes a Change in Control, the Option (or portion thereof) that remains unexercised on such date. The Committee or the Board shall give written

notice of any proposed transaction referred to in this Section 6(b) within a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after approval of such transaction), in order that the Optionee may have a reasonable period of time prior to the closing date of such transaction within which to exercise the Option, if and to the extent that it then is exercisable (including any portion of the Option that may become exercisable upon the closing date of such transaction). The Optionee may condition his exercise of the Option upon the consummation of a transaction referred to in this Section 6(b).

(c)   In the event the Optionee's Continuous Service terminates for any reason whatsoever, and the Optionee fails to comply with any non-competition agreement with the Company and/or its Related Entities or within eighteen (18) months of the date of such termination, the Optionee accepts employment with any competitor of, or otherwise engages in competition with, the Company and/or its Related Entities, the Committee or the Board, in its sole discretion, may require the Optionee to return, or (if not received) to forfeit to the Company, the economic value of any gain that is realized or obtained by the Optionee from the exercise or vesting of an Option or from the sale of any Shares acquired upon exercise of the Option (measured at the date of exercise, vesting or sale) within six (6) months prior to, or at any time after, the date of the Optionee's termination of Continuous Service.

7.   Transferability. Unless otherwise determined by the Committee, the Option is not transferable other than by will or under the applicable laws of descent and distribution. The Option is not transferable to the extent such transfer would violate applicable law. In addition, the Option shall not be otherwise assigned, negotiated, pledged or hypothecated in any way (whether by operation of law or otherwise), and the Option shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, negotiate, pledge or hypothecate the Option, or in the event of any levy upon the Option by reason of any execution, attachment or similar process, in any such case, contrary to the provisions hereof, the Option shall immediately become null and void. The terms of the Option shall be binding upon the executors, administrators, heirs, successors and permitted assigns of the Optionee.

8.   No Rights of Stockholders. Neither the Optionee nor any personal representative (or beneficiary) shall be, or shall have any of the rights and privileges of, a stockholder of the Company with respect to any Shares purchasable or issuable upon the exercise of the Option, in whole or in part, prior to the date on which the Shares are issued.

9.   Acceleration of Exercisability of Option.

(a)   Acceleration Upon Certain Terminations or Cancellations of Option.

(i)   This Option shall become immediately fully exercisable in the event that, prior to the termination of the Option pursuant to Section 6 hereof, (i) the Option is terminated pursuant to Section 6(b)(i) hereof, or (ii) the Company exercises its discretion to provide a cancellation notice with respect to the Option pursuant to Section 6(b)(ii) hereof.

(ii)   In the event that the Optionee's Continuous Service is terminated without Cause during a Measurement Interval (as described in **Exhibit A** hereto), and the

Committee otherwise certifies that the portion of the Option would have otherwise vested during such Measurement Interval if Optionee had remained in Continuous Service through such applicable Measurement Interval, a pro rata portion (based on the number of days that the Optionee was employed during such Measurement Interval) of the Optionee's Option for the Measurement Interval in which such termination occurred shall be exercisable for a period of three months following the Committee's vesting certification for such Measurement Interval. For the avoidance of doubt, if the Committee determines that the vesting conditions were not met for the Measurement Interval in which the Optionee's Continuous Service was terminated under this Section 9(a)(ii), the unvested Option shall immediately and automatically terminate on the date of such determination by the Committee. Furthermore, notwithstanding anything in this Section 9(a)(ii) to the contrary, any portion of the Option that is subject to Measurement Intervals following the Measurement Interval in which the Optionee's Continuous Service terminated under this Section 9(a)(ii) and any potential vesting on a Redetermination, shall be immediately and automatically forfeited on the Optionee's date of termination of Continuous Service.

(b)   Acceleration Upon Change in Control. This Option shall become immediately fully exercisable in the event that, prior to the termination of the Option pursuant to Section 6 hereof, and during the Optionee's Continuous Service, there is a "Change in Control", as defined in Section 9(b) of the Plan.

10.   No Right to Continued Employment or Service. Neither the Option nor this Agreement shall confer upon the Optionee any right to continued employment or service with the Company or any Related Entity.

11.   Law Governing. This Agreement shall be governed in accordance with and governed by the internal laws of the State of Florida.

12.   Interpretation / Provisions of Plan Control. This Agreement is subject to all the terms, conditions and provisions of the Plan, including, without limitation, the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan adopted by the Committee or the Board as may be in effect from time to time. If and to the extent that this Agreement conflicts or is inconsistent with the terms, conditions and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly. The Optionee accepts the Option subject to all of the terms and provisions of the Plan and this Agreement. The undersigned Optionee hereby accepts as binding, conclusive and final all decisions or interpretations of the Committee or the Board upon any questions arising under the Plan and this Agreement.

13.   Notices. Any notice under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or when deposited in the United States mail, registered, postage prepaid, and addressed, in the case of the Company, to the Company's Secretary at 3000 Taft Street, Hollywood, FL 33021, or if the Company should move its principal office, to such principal office, and, in the case of the Optionee, to the Optionee's last permanent address as shown on the Company's records, subject to the right of either party to

designate some other address at any time hereafter in a notice satisfying the requirements of this Section.

14.   Section 409A.

(a)   It is intended that the Option awarded pursuant to this Agreement be exempt from Section 409A of the Code ("Section 409A"). The provisions of this Agreement shall be interpreted in a manner consistent with this intention. In the event that either the Company or the Optionee believes, at any time, that the Option is subject to Section 409A, then the Committee may (acting alone and without any required consent of the Optionee) amend this Agreement in such manner as the Committee deems necessary or appropriate to attempt to exempt from or otherwise comply with the requirements of Section 409A.

(b)   Notwithstanding the foregoing, the Company does not make any representation to the Optionee that the Option awarded pursuant to this Agreement is exempt from, or satisfies, the requirements of Section 409A, and the Company shall have no liability or other obligation to indemnify or hold harmless the Optionee or any Beneficiary for any tax, additional tax, interest or penalties that the Optionee or any Beneficiary may incur in the event that any provision of this Agreement, or any amendment or modification thereof or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the ____ day of _____, 2025.

COMPANY:
HEICO CORPORATION, a Florida
Company

By:_____

Name: Carlos L. Macau, Jr.

Title: Treasurer

The Optionee acknowledges receipt of a copy of the Plan and the prospectus required by Rule 428 under the Securities Act of 1933, as amended (the "Plan Prospectus"), and represents that he or she has reviewed the provisions of the Plan, this Option Agreement and the Prospectus in their entirety, is familiar with and understands their terms and provisions, and hereby accepts this Option subject to all of the terms and provisions of the Plan and the Option Agreement. The Optionee further represents that he or she has had an opportunity to obtain the advice of counsel prior to executing this Option Agreement.

Dated:

OPTIONEE:

By:_____

Name:

EXHIBIT A

PERFORMANCE VESTING CONDITIONS

[***]

Vesting Conditions

Subject to the Optionee's Continuous Service through the applicable Measurement Interval (except for a termination described in Section 9(a)(ii) of the Agreement), the Option shall vest, following the Committee's certification of each of the following, which certification shall occur no later than sixty (60) days following each of the following Measurement Intervals (or, with respect to a Remeasurement Determination, such Remeasurement Determination will occur no later than sixty (60) days following the Redetermination):

First Measurement Interval (May 1, 20[ ] through April 30, 20[ ]) *(the "First Measurement Interval"):*

[ ]% of the Option (the "*First Tranche*") will vest if the Committee certifies that, during the First Measurement Interval, Net Income attributable to the Company increased by at least [ ] percent ([ ]%) compared to the twelve-month period that immediately preceded the beginning of the First Measurement Interval ("*First Measurement Interval Results*"). If the Committee determines that the First Measurement Interval Results were not met following the end of the First Measurement Interval, the unvested First Tranche will remain eligible to vest, subject to the Committee's Remeasurement Determination.

Second Measurement Interval (May 1, 20[ ] through April 30, 20[ ]) *(the "Second Measurement Interval"):*

[ ]% of the Option (the "*Second Tranche*") will vest if the Committee certifies that, during the Second Measurement Interval, Net Income attributable to the Company increased by at least [ ] percent ([ ]%) compared to the First Measurement Interval ("*Second Measurement Interval Results*"). If the Committee determines that the Second Measurement Interval Results were not met following the end of the Second Measurement Interval, the unvested Second Tranche will remain eligible to vest, subject to the Committee's Remeasurement Determination.

Third Measurement Interval (May 1, 20[ ] through April 30, 20[ ]) *(the "Third Measurement Interval"):*

[ ]% of the Option (the *"Third Tranche"*) will vest if the Committee certifies that, during the Third Measurement Interval, Net Income attributable to the Company increased by at least [ ]percent ([ ]%) compared to the Second Measurement Interval ("*Third Measurement Interval Results*"). If the Committee determines that the Third Measurement Interval Results were not met following the end of the Third Measurement Interval, the unvested Third Tranche will remain eligible to vest, subject to the Committee's Remeasurement Determination.

Fourth Measurement Interval (May 1, 20[ ] through April 30, 20[ ]) (*the "Fourth Measurement Interval"*):

[ ]% of the Option (the "*Fourth Tranche*") will vest if the Committee certifies that, during the Fourth Measurement Interval, Net Income attributable to the Company increased by at least [ ] percent ([ ]%) compared to the Third Measurement Interval ("*Fourth Measurement Interval Results*"). If the Committee determines that the Fourth Measurement Interval Results were not met following the end of the Fourth Measurement Interval, the unvested Fourth Tranche will remain eligible to vest, subject to the Committee's Remeasurement Determination.

Fifth Measurement Interval (May 1, 20[ ] through April 30, 20[ ]) (*the "Fifth Measurement Interval"*):

[ ]% of the Option (the "*Fifth Tranche*") will vest if the Committee certifies that, during the Fifth Measurement Interval, Net Income attributable to the Company increased by at least [ ] percent ([ ]%) compared to the Fourth Measurement Interval ("*Fifth Measurement Interval Results*"). If the Committee determines that the Fifth Measurement Interval Results were not met following the end of the Fifth Measurement Interval, the unvested Fifth Tranche will remain eligible to vest, subject to the Committee's Remeasurement Determination.

Example:

[ ]

Certain Defined Terms:

"Measurement Interval" means each of the [ ] ([ ]) 12-month periods during the Performance Period, with the first Measurement Interval beginning on the first full fiscal quarter immediately following the Date of Grant. Each subsequent Measurement Interval during the Performance Period will cover the next twelve (12) month period beginning on first day of the fiscal quarter immediately following the last fiscal quarter in the prior Measurement Interval.

"Net Income" shall have the same meaning as "Net income attributable to HEICO," as reported in the Company's publicly available financial statements filed with the Securities and Exchange Commission.

"Performance Period" means the [ ]-year period, beginning on May 1st and ending on April 30th.

"Remeasurement Determination" means either (i) if the Remeasurement Achievement is met, any unvested portion of the Option that remains outstanding following the end of such Measurement Interval shall vest following the Committee's certification of the Remeasurement Achievement; or (ii) the Committee determines that the Remeasurement Achievement was not met, any unvested portion of the Option shall be immediately forfeited at the time of the Committee's certification that the Remeasurement Achievement was not met.

"Remeasurement " means, for any unvested portion of the Option following the end of any Measurement Interval during the Performance Period, the Committee will determine, following the conclusion of the Fifth Measurement Interval, whether the Company's cumulative compounded annual growth rate ("*CAGR*") in Net Income over the entire Performance Period equals or exceeds [ ] percent ([ ]%) per Measurement Interval (the "*Remeasurement Achievement"*). For clarity, a CAGR of [ ]% over the five-year Performance Period requires the Company's Net Income to grow by at least approximately [ ]% cumulatively, or [] times the starting value, over that period.

Exhibit 21

SUBSIDIARIES OF HEICO CORPORATION

Name	State or Other Jurisdiction of Incorporation
HEICO Aerospace Holdings Corp.	Florida
HEICO Aerospace Corporation	Florida
Jet Avion Corporation	Florida
LPI Industries Corporation	Florida
Parts Advantage, LLC	Delaware
McClain International, Inc.	Georgia
Rogers-Dierks, Inc.	Florida
Turbine Kinetics, Inc.	Florida
ATK Acquisition Corp.	Florida
AD HEICO Acquisition Corp.	Florida
AeroDesign, Inc.	Tennessee
Battery Shop, L.L.C.	Tennessee
Aviation Facilities, Inc.	Florida
JA Engineering I Corp.	Florida
JA Engineering II Corp.	Florida
Jetavi Engineering Private Limited	India
DEC Technologies, Inc.	Florida
Meridian Industrial, Inc.	Florida
Dynatech Acquisition Corp.	Florida
HEICO Parts Group, Inc.	Florida

Name	State or Other Jurisdiction of Incorporation
HEICO Flight Support Corp.	Florida
HEICO Repair, LLC	Florida
Aircraft Technology, Inc.	Florida
Northwings Accessories Corp.	Florida
HEICO Repair Group Aerostructures, LLC	Florida
Future Aviation, Inc.	Florida
Inertial Airline Services, Inc.	Ohio
HEICO Aerospace Parts Corp.	Florida
Niacc-Avitech Technologies Inc.	Florida
Prime Air, LLC	Florida
Avisource Limited	United Kingdom
Prime Air Europe Limited	United Kingdom
Sunshine Avionics LLC	Florida
HNW Building Corp.	Florida
HNW2 Building Corp.	Florida
CSI Aerospace, Inc.	Florida
Action Research Corporation	Florida
Reinhold Holdings, Inc.	Delaware
Reinhold Industries, Inc.	Delaware
Carbon by Design Corporation	Florida
Carbon by Design LLC	California
Optical Display Engineering, Inc.	Florida
Thermal Structures, Inc.	California
Thermal Energy Products, Inc.	California
Jetseal, Inc.	Delaware
Seal Dynamics LLC	Florida
Seal Dynamics LLC (Singapore Branch)	Singapore
Seal Dynamics Limited	United Kingdom
Seal Q Corp.	Florida
Blue Aerospace LLC	Florida

Name	State or Other Jurisdiction of Incorporation
HEICO International Holdings B.V.	Netherlands
Aeroworks International Holding B.V.	Netherlands
Aeroworks Europe B.V.	Netherlands
Aeroworks (Lao) Co., Ltd.	Laos
DIRI Co., Ltd.	Laos
Aeroworks Lao II Co., Ltd.	Laos
Aeroworks (Asia) Ltd.	Thailand
Aeroworks Manufacturing Services (Asia) Ltd.	Thailand
Aeroworks Composites (Asia) Ltd.	Thailand
HFSC III Corp.	Florida
Harter Aerospace, LLC	Florida
Aerospace & Commercial Technologies, LLC	Florida
Astroseal Products Mfg. Corporation	Connecticut
Astro Property, LLC	Connecticut
HFSC IV Corp.	Florida
LLP Enterprises, LLC	Florida
Air Cost Control US, LLC	Florida
Air Cost Control PTE, Ltd.	Singapore
A2C Air Cost Control SAS	France
Air Cost Control Germany GmbH	Germany
60 Sequin LLC	Connecticut
HFSC V, LLC	Florida
Decavo LLC	Oregon
HFSC VI, LLC	Florida
Accurate Metal Machining, Inc.	Ohio
HFSC VII, LLC	Florida
Rocky Mountain Hydrostatics, LLC	Colorado
Camtronics, LLC	Florida
HFSC VIII, LLC	Florida
Ridge HoldCo, LLC	Florida
Ridge Engineering, LLC	Maryland
The Bechdon Company, LLC	Maryland
HFSC XI Corp.	Florida
Pioneer Industries, LLC	Delaware
HEICO Engineered Systems Corp.	Florida
34 Freedom Court, Corp.	Florida

Name	State or Other Jurisdiction of Incorporation
Wencor Parent, Inc.	Delaware
Wencor Acquisition, Inc.	Delaware
Wencor Investment I, LLC	Delaware
Wencor Group, LLC	Delaware
Kitco, LLC	Utah
Wencor, LLC	Utah
Fortner Eng. & Mfg. Inc.	California
Silver Wings Aerospace, Inc.	Florida
Aviatron, Inc. (U.S.)	Vermont
PHS / MWA	California
Accessory Technologies Corporation	New York
Wencor Asia Pacific PTE. LTD.	Singapore
Wencor China Holding Company Limited	Hong Kong
Wencor Aviation Services (Guangzhou) Co., Ltd.	China
Wencor, LLC (Netherlands Branch)	Netherlands
Wencor, LLC (Turkey Branch)	Turkey
Wencor, LLC (Singapore Branch)	Singapore
Integrated Supplier Alliance, LLC	Delaware
Dixie Aerospace, LLC	Delaware
Aftermarket Spares & Services, LLC	Delaware
Aerospace Coatings International, LLC	Delaware
Absolute Aviation Services, LLC	Delaware
Soundair Repair Group, LLC	Delaware
Xtra Aerospace, LLC	Delaware
Wencor MRO, LLC	Delaware
Wencor Defense, LLC	Delaware
Wencor Defense Intermediate Holdco, LLC	Delaware
ASC International, Inc.	Texas
Aero-Glen International, LLC	Texas
HFSC XII, LLC	Florida
Capewell Europe Limited	United Kingdom
Capewell Aerial Systems LLC	Ohio
Capewell Property, LLC	Connecticut
HFSC XIII, LLC	Florida
Millennium International, L.L.C.	Missouri
ICS Aero, LLC	Missouri
HFSC XIV, Inc.	Florida
HFSC XIV Merger Sub, Inc.	Delaware

Name	State or Other Jurisdiction of Incorporation
HEICO Electronic Technologies Corp.	Florida
Radiant Power Corp.	Florida
Radiant-Seacom Repairs Corp.	Florida
HETC IV, LLC	Florida
Radiant Power IDC, LLC	Florida
Leader Tech, Inc.	Florida
FerriShield, Inc.	Pennsylvania
Santa Barbara Infrared, Inc.	California
IRCameras LLC	Florida
Sensor Technology Engineering, LLC	Florida
Analog Modules, Inc.	Florida
Sierra Microwave Technology, LLC	Delaware
Connectronics Corp.	Florida
Lumina Power, Inc.	Florida
26 Ward Hill Property, LLC	Florida
De-Icing Investment Holdings Corp.	Florida
HVT Group, Inc.	Delaware
Dielectric Sciences, Inc.	Massachusetts
Essex X-Ray & Medical Equipment LTD	United Kingdom
High Voltage Technology Limited	United Kingdom
Engineering Design Team, Inc.	Oregon
EMD Acquisition Corp.	Florida
EMD Technologies Incorporated	Canada
VPT, Inc.	Virginia
SI-REL, Inc.	Delaware
SST Components, Inc.	Delaware
VPT GaN, LLC	Virginia
Dukane Seacom, Inc.	Florida
AeroELT, LLC	Florida
dB Control Corp.	Florida
Paciwave, Inc.	California
Charter Engineering, Inc.	Florida
TTT-Cubed, Inc.	California

Name	State or Other Jurisdiction of Incorporation
3D Acquisition Corp.	Florida
3D Plus SAS	France
Bernier Connect SAS	France
TRAD Tests & Radiations SAS	France
3D Plus U.S.A., Inc.	Delaware
Bernier Connect USA, Inc.	Florida
Trad Tests & Radiations, Inc.	Florida
Switchcraft Holdco, Inc.	Delaware
Switchcraft, Inc.	Illinois
Conxall Corporation	Illinois
Switchcraft Far East Company, Ltd.	Republic of South Korea
Ramona Research, Inc.	California
Lucix Corporation	California
Midwest Microwave Solutions, Inc.	Iowa
Robertson Fuel Systems, L.L.C.	Arizona
AeroAntenna Technology, Inc.	California
HETC I, LLC	Florida
Research Electronics International, L.L.C.	Tennessee
Specialty Silicone Products, Inc.	New York
3 McCrea Property Company, LLC	Florida
HETC II Corp.	Florida
Apex Holding Corp.	Delaware
Apex Microtechnology, Inc.	Arizona
HETC III, LLC	Florida
Solid Sealing Technology, Inc.	New York
Quell Corporation	Colorado
HETC V, LLC	Florida
TSID Holdings, LLC	Florida
Transformational Security, LLC	Maryland
Intelligent Devices, LLC	Delaware
1260041 B.C. LTD.	Canada
Connect Tech Inc.	Canada
Connect Tech Real Estate Holdings Inc.	Canada
Pyramid Semiconductor Corp.	Florida
R.H. Laboratories, Inc.	New Hampshire
Sensor Systems, Inc.	Nevada
8929 Fullbright Property, LLC	California
Ironwood Electronics, Inc.	Minnesota

Name	State or Other Jurisdiction of Incorporation
Exxelia Electronic Technologies SAS	France
Exxelia International SAS	France
Exxelia SAS	France
Exxelia USA, Inc.	Delaware
Micropen Technologies Corporation	New York
Papermill Place Inc.	New York
Exxelia Maroc SA	Morocco
Exxelia Vietnam Company Limited	Vietnam
Alcon Electronics Pvt. Ltd.	India
Alcap Electronics Pvt. Ltd.	India
Exxelia Singapore PTE Ltd	Singapore
N'Ergy China	China
Exxelia Northern Europe (Sweden Branch)	Sweden
SVM Private Limited	India
HETC VIII, LLC	Florida
Marway Power Systems, Inc.	California
HETC IX, LLC	Florida
Mid Continent Controls, Inc.	Kansas
Rosen Aviation, LLC	Oregon
Chip Design Systems Holdings, LLC	Florida
Gables Engineering, Inc.	Florida
Bay Equipment Corp.	Delaware
HEICO East Corporation	Florida
16-1741 Property, Inc.	Florida

Exhibit 22

GUARANTOR SUBSIDIARIES OF HEICO CORPORATION

As of December 19, 2025, the following subsidiaries of HEICO Corporation are guarantors of the Company's 5.25% Senior Notes due 2028 and 5.35% Senior Notes due 2033:

Name	**Name**
16-1741 Property, Inc.	Conxall Corporation
26 Ward Hill Property, LLC	CSI Aerospace, Inc.
3 McCrea Property Company, LLC	dB Control Corp.
34 Freedom Court, Corp.	Decavo LLC
3D Plus U.S.A., Inc.	Dielectric Sciences, Inc.
60 Sequin LLC	Dixie Aerospace, LLC
8929 Fullbright Property, LLC	Dukane Seacom, Inc.
Absolute Aviation Services, LLC	Engineering Design Team, Inc.
Accessory Technologies Corporation	Fortner Eng. & Mfg. Inc.
Accurate Metal Machining, Inc.	Future Aviation, Inc.
Action Research Corporation	Gables Engineering, Inc.
Aero-Glen International, LLC	Harter Aerospace, LLC
AeroAntenna Technology, Inc.	HEICO Aerospace Corporation
AeroDesign, Inc.	HEICO Aerospace Holdings Corp.
AeroELT, LLC	HEICO Aerospace Parts Corp.
Aerospace & Commercial Technologies, LLC	HEICO East Corporation
Aerospace Coatings International, LLC	HEICO Electronic Technologies Corp.
Air Cost Control US, LLC	HEICO Flight Support Corp.
Aircraft Technology, Inc.	HEICO Parts Group, Inc.
Analog Modules, Inc.	HEICO Repair Group Aerostructures, LLC
Apex Holding Corp.	HEICO Repair, LLC
Apex Microtechnology, Inc.	HETC I, LLC
ASC International, Inc.	HETC II Corp.
Astro Property, LLC	HETC III, LLC
Astroseal Products Mfg. Corporation	HETC IV, LLC
Aviatron, Inc.	HETC V, LLC
Bay Equipment Corp.	HETC VIII, LLC
Bernier Connect USA, Inc.	HETC IX, LLC
Blue Aerospace LLC	HFSC III Corp.
Camtronics, LLC	HFSC IV Corp.
Capewell Aerial Systems LLC	HFSC V, LLC
Capewell Property, LLC	HFSC VI, LLC
Carbon by Design Corporation	HFSC VII, LLC
Carbon by Design LLC	HFSC VIII, LLC
Charter Engineering, Inc.	HFSC XI Corp.
Connectronics Corp.	HFSC XII, LLC

Name	Name
HFSC XIII, LLC	Reinhold Industries, Inc.
HNW2 Building Corp.	Research Electronics International, L.L.C.
HNW Building Corp.	Ridge Engineering, LLC
HVT Group, Inc.	Ridge HoldCo, LLC
ICS Aero, LLC	Robertson Fuel Systems, L.L.C.
Inertial Airline Services, Inc.	Rocky Mountain Hydrostatics, LLC
Intelligent Devices, LLC	Rosen Aviation, LLC
IRCameras LLC	Santa Barbara Infrared, Inc.
Ironwood Electronics, Inc.	Seal Dynamics LLC
Jet Avion Corporation	Seal Q Corp.
Jetseal, Inc.	Sensor Systems, Inc.
Kitco, LLC	Sensor Technology Engineering, LLC
Leader Tech, Inc.	Sierra Microwave Technology, LLC
LLP Enterprises, LLC	Silver Wings Aerospace, Inc.
LPI Industries Corporation	Solid Sealing Technology, Inc.
Lucix Corporation	Soundair Repair Group, LLC
Lumina Power, Inc.	Specialty Silicone Products, Inc.
Marway Power Systems, Inc.	Sunshine Avionics LLC
McClain International, Inc.	Switchcraft Holdco, Inc.
Mid Continent Controls, Inc.	Switchcraft, Inc.
Midwest Microwave Solutions, Inc.	The Bechdon Company, LLC
Millennium International, L.L.C.	Thermal Energy Products, Inc.
Niacc-Avitech Technologies Inc.	Thermal Structures, Inc.
Northwings Accessories Corp.	Trad Tests & Radiations, Inc.
Optical Display Engineering, Inc.	Transformational Security, LLC
Paciwave, Inc.	TSID Holdings, LLC
PHS / MWA	TTT-Cubed, Inc.
Pioneer Industries, LLC	Turbine Kinetics, Inc.
Prime Air, LLC	Wencor Acquisition, Inc.
Pyramid Semiconductor Corp.	Wencor Defense Intermediate Holdco, LLC
Quell Corporation	Wencor Defense, LLC
R.H. Laboratories, Inc.	Wencor Group, LLC
Radiant Power Corp.	Wencor Investment I, LLC
Radiant Power IDC, LLC	Wencor MRO, LLC
Radiant-Seacom Repairs Corp.	Wencor Parent, Inc.
Ramona Research, Inc.	Wencor, LLC
Reinhold Holdings, Inc.	

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-4945, 333-180454, 333-210043, 333-223790 and 333-286607 on Form S-8 and Registration Statement No. 333-273297 on Form S-3 of our reports dated December 22, 2025, relating to the financial statements of HEICO Corporation and the effectiveness of HEICO Corporation's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended October 31, 2025.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
December 22, 2025

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Eric A. Mendelson, certify that:

(1) I have reviewed this Annual Report on Form 10-K of HEICO Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 22, 2025

/s/ ERIC A. MENDELSON
Eric A. Mendelson
Co-Chief Executive Officer
(Co-Principal Executive Officer)

Exhibit 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Victor H. Mendelson, certify that:

(1) I have reviewed this Annual Report on Form 10-K of HEICO Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 22, 2025	/s/ VICTOR H. MENDELSON
	Victor H. Mendelson
	Co-Chief Executive Officer
	(Co-Principal Executive Officer)

Exhibit 31.3

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Carlos L. Macau, Jr., certify that:

(1) I have reviewed this Annual Report on Form 10-K of HEICO Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 22, 2025   /s/ CARLOS L. MACAU, JR.
                                                              Carlos L. Macau, Jr.
                                                              Chief Financial Officer
                                                              (Principal Financial Officer)

Exhibit 32.1

SECTION 1350 CERTIFICATION

In connection with the Annual Report of HEICO Corporation (the "Company") on Form 10-K for the period ended October 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Eric A. Mendelson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 22, 2025

/s/ ERIC A. MENDELSON
Eric A. Mendelson
Co-Chief Executive Officer
(Co-Principal Executive Officer)

Exhibit 32.2

SECTION 1350 CERTIFICATION

In connection with the Annual Report of HEICO Corporation (the "Company") on Form 10-K for the period ended October 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Victor H. Mendelson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 22, 2025   /s/ VICTOR H. MENDELSON
       Victor H. Mendelson
       Co-Chief Executive Officer
       (Co-Principal Executive Officer)

Exhibit 32.3

SECTION 1350 CERTIFICATION

In connection with the Annual Report of HEICO Corporation (the "Company") on Form 10-K for the period ended October 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Carlos L. Macau, Jr., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 22, 2025   /s/ CARLOS L. MACAU, JR.
                                 Carlos L. Macau, Jr.
                                 Chief Financial Officer
                                 (Principal Financial Officer)

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HEICO Corporation

3000 Taft Street

Hollywood, FL 33021

www.heico.com